HYPOTHEKENBANK IN ESSEN AG

04 MAR 24 AM 7:21

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germ

04010849

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: +49 2018135-0
Fax: +49 2018135-200

Bank Details:
LZB Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	23.03.04

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of February 29, 2004, Essen Hyp´s Annual Report 2003 (German version), the Press Release concerning Essen Hyp´s annual accounts 2003, the handout distributed during the press conference and the information on special loan conditions for young families.
We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

3/25

Yours faithfully,

U. Meierkamp

Hypothekenbank in Essen
Aktiengesellschaft

Pressemitteilung

19.03.2004

der Hypothekenbank in Essen AG
zum Jahresabschluss per 31.12.2003



Erfolgreiches Geschäftsjahr 2003

Die Hypothekenbank in Essen AG (Essen Hyp) kann auf ein erfolgreiches Geschäftsjahr 2003 zurückblicken.
Die Bilanzsumme erhöht sich um 4,5 % auf € 74,2 Mrd. (€ 71,0 Mrd.), das Betriebsergebnis wächst um 5,6 % auf € 118,6 Mio. (€ 112,3 Mio.). Das angekündigte Ziel, den Return on Equity nach Steuern auf einem Niveau von 14 % zu halten, wurde mit 14,1 % erreicht, bei gleichzeitiger Reduktion der Cost-Income Ratio auf nunmehr 12,0 % (12,4 %). Diese Konstellation der beiden Kennzahlen ist nach der Erkenntnis der Bank in Deutschland einmalig.

Ertragslage der Essen Hyp

„Wir haben die von uns gesteckten ehrgeizigen Ziele für das Geschäftsjahr 2003 erreicht und die in uns gesetzten Erwartungen erfüllt." Mit diesen Worten eröffnet Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp, die Präsentation der Zahlen des abgelaufenen Geschäftsjahres.
Die Essen Hyp konnte 2003 ihren Ertrag zum neunten Mal in Folge steigern. „Die Grundlage für dieses gute Ergebnis bildet der Zinsüberschuss, der mit € 222,8 Mio. (€ 196,7 Mio.) erstmals über € 200 Mio. liegt", so Schulte-Kemper.
Zwar gaben die Zinserträge aufgrund der allgemeinen Entwicklung des Zinsniveaus um 6,2 % nach, jedoch sanken die Zinsaufwendungen im gleichen Zeitraum um 7,5 % ab. Zusammen mit der positiven Entwicklung der Provisionserträge wuchs der Zins- und Provisionsüberschuss um 13,9 % und lag zum Jahresultimo bei € 213,5 Mio.(€ 187,5 Mio.). Mit leicht erhöhten Aufwendungen, die aber im Rahmen der Planung lagen, kann die Essen Hyp ein Betriebsergebnis vor Risikovorsorge ausweisen, das um 7,1 % auf € 188,5 Mio. (€ 176,0 Mio.) angestiegen ist.
„Die Risikovorsorge entspricht dem konservativ ausgerichteten Risikomanagement unserer Bank", erläutert Schulte-Kemper die weiteren Ertragszahlen. „Wir haben sie

dem entsprechend 2003 noch einmal um € 8,3 Mio. auf nunmehr € 72,0 Mio. (€ 63,7 Mio.) angehoben". Enthalten sind darin auch Aufwendungen in Höhe von € 18,0 Mio. (€ 21,9 Mio.), die der Bank durch die Rückgabe höher verzinslicher eigener Pfandbriefe zu Kursen über pari an den Treuhänder der Bank entstanden sind. „Damit wurde es uns möglich, eine modifizierte Refinanzierung zu niedrigeren Zinssätzen zu realisieren", erläutert Schulte-Kemper. Der so in Kauf genommene Verlust wird sich für die Bank deshalb in den Folgejahren als Ertragsvorteil auszahlen.
Sowohl das um 5,6 % gesteigerte Betriebsergebnis vor Steuern in Höhe von € 118,6 Mio. (€ 112,3 Mio.), als auch der um € 5 Mio. gesteigerte Jahresüberschuss in Höhe von € 81,2 Mio. (€ 76,2 Mio.) setzen in der Geschichte der Essen Hyp Bestmarken.

Cost-Income Ratio nochmals verbessert

Die Essen Hyp hat die Internationalisierung ihrer Geschäftsfelder weiter vorangetrieben. Hierfür waren Aufwendungen wie z.B. für Neueinstellungen, den Aufbau der Repräsentanz in Paris und das Engagement in der Produktpräsentation unumgänglich. „Getreu unserer Unternehmensphilosophie, so effizient und flexibel wie möglich zu arbeiten, gelang es uns aber gleichzeitig, unseren Zins- und Provisionsüberschuss so zu steigern, dass wir erneut eine im Vergleich zur Branche herausragende Cost-Income Ratio von 12,0 % (12,4 %) ausweisen", resümiert Schulte-Kemper.

Staatskreditgeschäft etwas rückläufig

Die Essen Hyp schloss das Kapitalmarktgeschäft im Jahr 2003 mit neu gewährten Krediten in Höhe von € 15,2 Mrd. (€ 16,7 Mrd.).
Sie gehört damit auch in 2003 zu den bedeutendsten Staatsfinanzierern in Deutschland. „Von dem Neugeschäft waren € 12,9 Mrd. (€ 14,2 Mrd.) der Darlehen und Wertpapiere für die Deckung unserer öffentlichen Pfandbriefe geeignet", führt Schulte-Kemper weiter aus. Die ständige Gewährleistung der hohen Qualität des Deckungsstockes ist laut Schulte-Kemper ein primäres Ziel der Kapitalmarktaktivitäten der Essen Hyp.
Ein weiteres Ziel, die stetige Internationalisierung in diesem Geschäftsbereich, konnte die Essen Hyp 2003 ebenfalls erreichen. „Die geografische Diversifikation unseres Kreditportfolios ist nun ausgeprägter, der Anteil der im Ausland ausgereichten Kredite hat sich auf ca. 21 % unseres Gesamtbestandes erhöht", erklärt Schulte-Kemper.
Die Auslandsengagements, inklusive ausländische Staatskredite und ausländische Bank- und Unternehmensanleihen, erreichen damit ein Bestandsvolumen von € 12,2 Mrd. (€ 10,9 Mrd.).

In den deckungsfähigen Krediten sind erstmals Darlehen an Schuldner in Kanada und in den USA sowie von den EU Beitrittsländern Tschechische Republik und Ungarn enthalten. „Die am 1. Juli 2002 in Kraft getretene HBG-Novelle hat uns die Aufnahme dieser Darlehen in den Deckungsstock ermöglicht", so Schulte-Kemper, „und wir haben das in dem von uns als vertretbar erachteten Rahmen ausgeschöpft."

Internationale Immobilienfinanzierungen erfolgreich ausgeweitet

Die Essen Hyp konnte den sich geschwächt zeigenden nationalen und internationalen Immobilien(teil)märkten trotzen und hat ihren Hypothekenbestand im Jahr 2003 weiter risikobewusst ausgebaut. „Das Hypothekenneugeschäft hat dabei unsere Planungen weit übertroffen", berichtet Schulte-Kemper nicht ohne Stolz.
Die Neuzusagen erreichten ein Gesamtvolumen von € 2,5 Mrd. im In- und Ausland, das entspricht einer Steigerung um 56 % im Vergleich zum Vorjahr (€ 1,6 Mrd.).
„ Besonders erfreut sind wir über die Verdreifachung der Zusagen im Ausland. Hier haben wir ausschließlich gewerbliche Immobilienkredite mit einem Volumen von € 1,3 Mrd. gewährt", erläutert Schulte-Kemper die Zahlen.
Die hohen Erwartungen an die zu Beginn des Berichtsjahres in Paris eröffnete Repräsentanz haben sich erfüllt. Das Zusagevolumen konnte dort von € 43,9 Mio. auf € 165,3 Mio. gesteigert werden. Mit der 2004 geplanten Eröffnung einer Repräsentanz in New York reagiert die Bank auf die bereits 2003 hervorragenden Geschäftsabschlüsse in Höhe von € 232,0 Mio. (€ 39,7 Mio.) in den USA.
Als wichtigster Markt für das Auslandsgeschäft gilt jedoch nach wie vor Großbritannien mit einem Neugeschäft bei der Finanzierung gewerblicher Immobilien in Höhe von € 477,6 Mio. (€ 320,5 Mio.).
Im Inland hält das Zusagevolumen das Vorjahresniveau. „Aufgrund der angespannten wirtschaftlichen Situation in vielen Bundesländern", erklärt der Vorstandsvorsitzende, „haben wir uns 2003 mit der Finanzierung gewerblich genutzter Immobilien in Deutschland deutlich zurückgehalten." Dafür wurde das Retail- oder Kleindarlehensgeschäft intensiviert. Der Kreditvergabe für Gewerbeimmobilien im Inland mit einem Umfang von € 248,1 Mio.
(€ 547,5 Mio.) steht daher ein Neugeschäftsvolumen bei der Vergabe von Wohnimmobilienkrediten in Höhe von € 965,4 Mio. (€ 675,4 Mio.) gegenüber. Das gesamte Neugeschäftsvolumen im Inland bleibt aber nahezu unverändert bei € 1.213,5 Mio. (€ 1.222,9 Mio.)

Refinanzierung und Investor Relations

Die Essen Hyp emittierte im Jahr 2003 Schuldverschreibungen in Höhe von € 33,0 Mrd. (€ 21,2 Mrd.) und zählte damit weiterhin zu den größten privaten Emissionshäusern Europas. Von den Emissionen entfielen € 14,7 Mrd. (€ 7,8 Mrd.) auf öffentliche Pfandbriefe, € 1,2 Mrd. (€ 0,9 Mrd.) auf Hypothekenpfandbriefe und € 17,1 Mrd. (€ 12,5 Mrd.) auf sonstige Schuldverschreibungen, wobei € 14,4 Mrd. (€ 14,0 Mrd.) dieser Gelder über das Commercial Paper Program bzw. das Debt Issuance Program aufgenommen und zur Liquiditätssteuerung eingesetzt wurden.
Dass inzwischen mehr als 50 % der großvolumigen Neuemissionen von Investoren im europäischen Ausland, in Asien und Nordamerika gezeichnet werden, sieht der Vorstandsvorsitzende zum einen als Ergebnis der guten Pflege der Investor Relations und zum anderen in dem Interesse der Investoren an den innovativen Produkten der Essen Hyp.
„Im Juli 2003 haben wir den ersten öffentlichen Jumbo-Pfandbrief mit Investoren Greenshoe begeben", so Schulte-Kemper und er erläutert: „Der Greenshoe ist eine Treueprämie in Gestalt einer Nachordermöglichkeit zum unveränderten Reoffer Preis." Aufgrund der günstigeren Zinslandschaft wurde die Treueprämie allerdings erst bei der Auflage des zweiten öffentlichen Jumbo-Pfandbriefes mit Investoren Greenshoe im September 2003 gezogen. Beide Emissionen waren mehr als 2fach überzeichnet. Das internationale Interesse an den Pfandbriefen der Essen Hyp wird aber nicht nur durch die Distribution dieser Emissionen - Investoren aus 24 Ländern haben diese Anleihen geordert - belegt, sondern auch durch die Betrachtung der Platzierungen der seit 1995 begebenen Jumbo- und Globalpfandbriefe mit einem Gesamtvolumen von € 63,3 Mrd.
„Wir konnten davon 56,1 % in Deutschland, 37,4 % im europäischen Ausland, 4,6 % in Asien und 1,9 % in den USA platzieren", so Schulte-Kemper.
Das ist nicht nur ein Verdienst der hohen Qualität der Produkte der Essen Hyp, sondern auch des großen Engagements der Bank für beste Geschäftsbeziehungen.
„2003 haben wir in einem personellen und zeitlichen Kraftakt, neben den „üblichen" Roadshows, gleich mehrere Großveranstaltungen organisiert, die sämtlich sehr viel Zuspruch fanden", führt Schulte-Kemper aus. So folgten im Juli 2003 mehr als 350 Finanzexperten aus aller Welt der Einladung der Essen Hyp zur 3. Kapitalmarktkonferenz nach Essen. Es standen u.a. aktuelle Kapitalmarktthemen, die europäische Geldpolitik oder auch die verschiedenen Ansätze der Pfandbrief- Ratings zur Diskussion. Als Gastredner besuchte der ehemalige Präsident der Sowjetunion, Michail Gorbatschow, die Konferenz.
Ein weiteres Highlight war die Europa Roadshow, auf der die Bank von Gastredner Bundeskanzler a. D. Dr. Helmut Kohl begleitet wurde. „Im November 2003 besuchten

wir Madrid, London und Paris und konnten unsere Bank vor jeweils mehreren hundert Gästen präsentieren", erläutert Schulte-Kemper. „Im Januar 2004 waren wir dann zu Gast in Budapest und Mailand, am 16. Februar 2004 fand die Abschlussveranstaltung in Frankfurt am Main statt", so Schulte-Kemper.

Kapitalausstattung der Essen Hyp

„Wir werden im März 2004 eine Kernkapitalerhöhung in Höhe von insgesamt € 70 Mio. durchführen", berichtet Schulte-Kemper. Damit werden die Voraussetzungen für weiteres Wachstum u.a. im Hypothekengeschäft geschaffen, das im Vergleich zum Staatskreditgeschäft deutlich höhere Margen bietet, aber auch mehr Eigenkapital bindet. „Die Hypothekenbank in Essen spielt in der Strategie der Commerzbank AG in Bezug auf die Immobilienfinanzierung in den Segmenten Privatkunden und Firmenkunden eine bedeutende Rolle", erläutert Schulte-Kemper. „Hervorzuheben ist die gute Kooperation im Rahmen der sog. Direktzusageverfahren mit der Commerzbank". Hier werden unter Nutzung der vorhandenen Commerzbankfilialen Finanzierungsanträge der Kunden im Namen und für Rechnung der Essen Hyp vor Ort neu zugesagt. Die Essen Hyp hat dieses Geschäft wiederum zur Bestandsbearbeitung an externe Dienstleister ausgelagert. „So kann die Essen Hyp ihre schlanke Organisation beibehalten und dennoch große Volumina an Immobilienfinanzierungen auf die Bilanz nehmen", so Schulte-Kemper weiter.
Der Vorstandsvorsitzende betont: „Die Aktionäre haben das Kapital gut angelegt. Es gibt uns den bilanziellen Rahmen, um ertragreiches und zugleich risikoarmes Staatskredit- und Hypothekengeschäft neu abzuschließen und kostengünstig über unsere öffentlichen bzw. Hypothekenpfandbriefe zu refinanzieren".

Ausblick auf die Jahre 2004 und 2005

„Wie der erfolgreiche Abschluss des Geschäftsjahres 2003 belegt, haben wir uns national und international sowohl im Geschäft mit der öffentlichen Hand als auch in der Immobilienfinanzierung strategisch gut positioniert. Wir werden in den kommenden Jahren unser Geschäft in beiden Bereichen weiter diversifizieren und auf dieser Basis unser Neugeschäft und damit den Ertrag weiter steigern.
Wir erwarten für 2004 eine erneute Verbesserung unseres Betriebsergebnisses und setzen uns das ehrgeizige Ziel einer erneuten Senkung der Cost-Income Ratio, sowie einer Verstetigung des Return on Equity nach Steuern um die Marke von 14 %." Mit dieser Prognose für die zukünftige Geschäftsentwicklung der Hypothekenbank in Essen AG schließt Schulte-Kemper seinen Bericht zum Geschäftsjahr 2003.

Kennzahlen der Hypothekenbank in Essen AG

	31.12.2003 in Mio. €	31.12.2002 in Mio. €	Veränderung
Aktivneugeschäft			
Staatskredite und fremde Wertpapiere	15.164,0	16.655,0	-9,0%
Hypothekendarlehen	2.517,0	1.627,0	54,7%
GuV-Rechnung			
Zins- und Provisionsüberschuss	213,5	187,5	13,9%
- Verwaltungsaufwendungen	25,5	23,2	9,9%
+ Saldo der sonstigen betrieblichen Erträge und Aufwendungen	0,5	11,7	-95,7%
= Betriebsergebnis vor Risikovorsorge	188,5	176,0	7,1%
- Risikovorsorge	72,0	63,7	13,0%
+ Erträge aus der Veräußerung von Wertpapieren	2,1	0,0	
= Betriebsergebnis	118,6	112,3	5,6%
- Steueraufwand	37,4	36,1	3,6%
= Jahresüberschuss	81,2	76,2	6,6%

	31.12.2003 in Mio. €	31.12.2002 in Mio. €	Veränderung
Zahlen aus der Bilanz			
Bilanzsumme	74.188,1	70.978,6	4,5%
Forderungen			
Hypothekenkredite	5.822,4	4.289,9	35,7%
Kommunalkredite	34.763,9	35.869,6	-3,1%
fremde Wertpapiere	25.147,7	24.286,0	3,5%
Verbindlichkeiten			
Hypothekenpfandbriefe	2.702,8	1.884,0	43,5%
öffentliche Pfandbriefe	51.477.0	50.737.7	1.5%
Eigenkapitalkomponenten			
Gezeichnetes Kapital	219,3	201,3	8,9%
Rücklagen	364,6	352,6	3,4%
Genussrechte	324,1	283,6	14,3%
Nachrangige Verbindlichkeiten	347,7	296,9	17,1%

	31.12.2003 in %	31.12.2002 in %	Veränderung
Return on Equity nach Steuern	14,1	13,8	2,2%
Cost-Income Ratio	12,0	12,4	-3,2%

Pressemitteilung der Hypothekenbank in Essen AG zum Sonderkontingent

„Junge Familie“,

unter diesem Slogan sind die von der Hypothekenbank in Essen AG regelmäßig aufgelegten Sonderkontingente als besonders attraktive Immobilienfinanzierungen bekannt.

Private Immobilienfinanzierungen gehören für uns als Realkreditinstitut zu unserem Hauptgeschäft. Mit einer Bilanzsumme von € 74 Mrd. belegen wir einen Spitzenplatz im Kreis der Spezialkreditinstitute. Etwa 7600 private „Häuslebauer“ mit einem Finanzierungsvolumen von rd. € 1 Mrd. im Jahr 2003 belegen, dass die Finanzierungen für eigengenutzte Immobilien für uns einen wichtigen und erfolgreichen Teil des Hypothekengeschäfts insgesamt darstellen. Diesen aufstrebenden Geschäftszweig werden wir weiterhin - auch in Gestalt von Sonderaktionen wie das hier angekündigte Kontingent – forcieren.

Mit einem Volumen von € 250 Mio. eröffnet das aktuelle Sonderkontingent bundesweit die Möglichkeit, sich für die Finanzierung eigengenutzter Immobilien langfristig das derzeit sehr günstige Zinsniveau zu sichern. Für das Kontingent werden Zinsbindungen von 8-, 10- und 15jähriger Laufzeit angeboten. Bei 10jähriger Zinsbindungsfrist sind Finanzierungen über das Sonderkontingent mit einem Nominalzins von nur **4,48%** (effektiv 4,57%) ausgestattet. Damit leistet die Hypothekenbank in Essen AG ihren Beitrag zur Vorsorge für die Zukunft, denn Immobilien spielen in der Alterssicherung speziell für heute junge Familien eine noch bedeutendere Rolle.

Ab dem 19. März 2004 bis voraussichtlich zum 30. April 2004 bietet die Hypothekenbank in Essen AG erneut die Chance, zu besonders günstigen Konditionen den Traum von den eigenen vier Wänden zu verwirklichen.

Hinweis:
Die Beratung und Kreditbearbeitung findet **ausschließlich** in allen Filialen der Commerzbank AG statt!

HYPOTHEKENBANK IN ESSEN AG

Geschäftsbericht 2003


Ein Unternehmen der COMMERZBANK

Auf einen Blick

Bilanzsumme
Ausleihungen
Hypothekendarlehen
Kommunalkredite
fremde Wertpapiere
andere Forderungen
Begebene Schuldverschreibungen
Hypothekenpfandbriefe
öffentliche Pfandbriefe
sonstige Schuldverschreibungen/andere Verbindlichkeiten
Neugeschäft
Hypothekendarlehen
Kommunalkredite
fremde Wertpapiere
Eigenkapital
eingezahltes Kapital und Rücklagen
Genussrechte
Nachrangige Verbindlichkeiten
Zins- und Provisionsüberschuss
Allgemeine Verwaltungsaufwendungen
Personalaufwand
andere Verwaltungsaufwendungen
Abschreibungen auf Sachanlagen
Cost-Income Ratio in %
Betriebsergebnis
Jahresüberschuss
Dividendenbetrag

0 A

Rückblick auf 10 erfolgreiche Jahre

Angaben in Mio. €, Stand zum Jahresende	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Bilanzsumme	11.441	17.734	25.393	35.471	45.596	55.905	58.771	69.553	70.979	74.188
Ausleihungen										
Hypothekendarlehen	1.295	1.386	1.565	1.715	1.827	1.841	2.271	3.003	4.290	5.822
Kommunalkredite	8.282	13.505	21.675	29.389	35.873	39.810	36.097	36.841	35.870	34.764
fremde Wertpapiere*)	976	2.142	1.022	2.689	5.918	10.701	16.493	24.349	24.286	25.148
andere Forderungen	491	174	461	672	888	1.591	2.415	2.703	4.035	5.606
Begebene Schuldverschreibungen										
Hypothekenpfandbriefe	869	977	1.176	1.219	1.067	1.078	1.272	1.305	1.884	2.703
öffentliche Pfandbriefe	8.960	14.160	21.438	30.077	38.684	48.379	47.015	54.519	50.738	51.477
sonstige Schuldverschreibungen/andere Verbindlichkeiten	1.316	2.031	2.192	3.418	4.872	5.281	9.170	12.182	16.855	18.357
Neugeschäft										
Hypothekendarlehen	166	329	427	266	415	574	1.216	1.366	1.627	2.517
Kommunalkredite	2.735	8.719	10.124	14.238	14.856	16.706	13.714	5.297	4.235	7.148
fremde Wertpapiere*)	438	1.547	1.306	2.907	4.516	6.771	12.494	16.632	12.420	8.016
Eigenkapital										
eingezahltes Kapital und Rücklagen	157	260	265	311	377	454	426	554	554	584
Genussrechte	36	54	54	129	187	243	255	279	284	324
Nachrangige Verbindlichkeiten	33	130	130	155	189	244	244	298	297	348
Zins- und Provisionsüberschuss	48,9	74,3	98,9	125,8	149,9	168,6	161,2	170,9	187,5	213,5
Allgemeine Verwaltungsaufwendungen										
Personalaufwand	5,0	6,2	6,9	8,4	8,0	9,3	9,8	10,6	10,8	12,1
andere Verwaltungsaufwendungen	2,6	3,7	4,6	5,9	7,1	8,2	8,9	9,5	9,4	11,2
Abschreibungen auf Sachanlagen	1,9	3,3	2,2	1,6	1,5	3,2	3,5	3,4	3,0	2,2
Cost-Income Ratio in %	19,4	17,8	13,9	12,7	11,0	12,3	13,8	13,8	12,4	12,0
Betriebsergebnis	23,9	42,0	55,5	78,4	105,7	120,2	98,5	108,1	112,3	118,6
Jahresüberschuss	13,1	20,5	26,9	38,7	53,0	64,8	66,7	72,3	76,2	81,2
Dividendenbetrag	13,1	15,3	21,8	23,3	27,4	31,6	66,7	72,3	76,2	81,2

Anmerkung: *) Seit dem 1.4.1998 können Wertpapiere öffentlicher und öffentlich-rechtlicher Emittenten in die ordentliche Deckung genommen werden. Zahlen ohne eigene Schuldverschreibungen.

Die Grafiken und Bilder sind nicht Bestandteil des Lageberichts.

Aufsichtsrat

Dr. Axel Frhr. v. Ruedorffer
Vorsitzender; Mitglied des Vorstands der Commerzbank AG *(bis 31. Mai 2003)*, Mitglied des Zentralen Beirats der Commerzbank AG *(ab 1. Juni 2003)*, Frankfurt/Main

Dr. Wolfgang Schuppli
Stellvertretender Vorsitzender, Wiesbaden *(bis 13. März 2003)*

Dipl.-Oec. Berta Schuppli
Stellvertretende Vorsitzende, Wiesbaden *(ab 13. März 2003)*

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Mitglied des Vorstands der Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Chief Financial Officer der Commerzbank AG, Frankfurt/Main *(Bestellung zum Vorstandsmitglied der Commerzbank AG zum 1. April 2004)*

Vorstand

Hubert Schulte-Kemper
Vorsitzender, Marl

Michael Fröhner
Dortmund

Harald Pohl
Oberhausen

Beirat

Dr. Friedel Abel
Vorsitzender des Vorstands
der Hochtief Construction AG, Essen

Harold Hörauf
Persönlich haftender Gesellschafter der
HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Wirtschaftsprüfer, Darmstadt

Prof. em. Dr. Paul Klemmer
Präsident des Deutschen Verbands
für Wohnungswesen, Städtebau und
Raumordnung e. V., Berlin

Uwe Kruschinski
Mitglied des Vorstands
der Bankgesellschaft Berlin AG, Berlin

Hermann Marth
Vorsitzender des Vorstands
der RAG Immobilien AG, Essen

Klaus Pohl
Geschäftsführer der Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, München

Dr. Udo Scheffel
Sprecher des Vorstands
der Bayerische Immobilien AG, München

Berta Schuppli
Dipl.-Oec., Wiesbaden
(bis 13. März 2003)

Dr. Wolfgang Schuppli
Rechtsanwalt, Wiesbaden
(ab 14. März 2003)

Priv.-Doz. Dr. Ulf R. Siebel
Rechtsanwalt, Frankfurt/Main

**General-
bevollmächtigte**

Norbert Boddenberg
Essen

Hans-Jürgen Kröncke
Haltern

Treuhänder

Dieter Eberle
Rechtsanwalt, Essen

Dr. Johannes Werner Schmidt
Stellvertreter, Essen

Dr. Thomas Geer
Stellvertreter, Essen

Manfred Arenz *(† 6. Januar 2004)*
Rechtsanwalt, Stellvertreter, Essen

Sehr geehrte Geschäftsfreunde,

das Jahr 2003 war für die Hypothekenbank in Essen AG ein erfolgreiches Geschäftsjahr. Nicht nur in der Ertragsbetrachtung können wir für die Essen Hyp erneut eine Bestmarke veröffentlichen. Gleiches gilt für unser Aktivneugeschäft in der nationalen und internationalen Immobilienfinanzierung, das wir seit geraumer Zeit in ausgewählten Märkten stetig ausbauen. Natürlich bindet das Immobilienfinanzierungsgeschäft im Vergleich zum Staatskredit deutlich mehr Eigenkapital. Es ist aber in Bezug auf den zugrunde liegenden Ergebnisbeitrag von Entwicklungen des Kapitalmarktes weitaus weniger abhängig und liefert – zusammen mit unserer Low-Risk-Strategie – einen bedeutenden Beitrag zur Steigerung und Stabilisierung unseres Ertrags.

Nicht zuletzt deshalb haben wir die Gütesiegel der Essen Hyp, unsere Cost-Income Ratio und unseren Return on Equity, im Jahr 2003 weiter verbessern können. Die Schere zwischen unserer Nachsteuerrendite auf das bilanzielle Kernkapital und dem Verhältnis von Verwaltungsaufwand zu Zins- und Provisionsergebnis hat sich weiter geöffnet. Nach unserer Erkenntnis stehen beide Kennzahlen bei uns in einem fast einmaligen Verhältnis: Der Return on Equity nach Steuern ist mit 14,1 % höher als unsere Cost-Income Ratio mit 12,0 %.

Dieser Geschäftsbericht ist Ausdruck unserer Auffassung, dass einmal gewonnenes Vertrauen nie enttäuscht werden darf. Ganz bewusst kommuniziert der Vorstand öffentlich seine Ziele für das jeweils laufende Geschäftsjahr. In den nüchternen Zahlen dieses Geschäftsberichts ist ablesbar, dass bei uns Anspruch und Realität deckungsgleich sind. Die Essen Hyp ist und bleibt ein „offenes Haus", in das wir Sie mit unserem Internetauftritt, unseren Kapitalmarktkonferenzen, den Roadshows und über bilaterale Gespräche einladen.

Zu der im Juli 2003 von uns veranstalteten 3. Kapitalmarktkonferenz konnten wir neben zahlreichen Persönlichkeiten aus der internationalen Finanzwelt auch den ehemaligen Präsidenten der Sowjetunion, Michail Gorbatschow, als Gastredner begrüßen. Mehr als 350 Gäste nutzten während der Konferenz die Möglichkeit, Diskussionen über die aktuellen Trends in der Verbriefung, die Pfandbrief-Ratings oder die gegenwärtige und zukünftige Position des Pfandbriefs auf den nationalen und internationalen Märkten zu führen.

Ein weiteres Highlight war unsere Europa-Roadshow mit Stationen in Madrid, London, Paris, Budapest, Mailand und Frankfurt am Main, bei

der die Bank von Bundeskanzler a. D. Dr. Helmut Kohl begleitet wurde. Vor vielen Gästen aus Wirtschaft, Politik und Gesellschaft haben wir die Essen Hyp und ihre Internationalisierung im Rahmen der voranschreitenden europäischen Integration präsentiert. Der große Erfolg dieser Roadshow wäre ohne die Unterstützung durch unsere Konzernmutter, die Commerzbank AG, sowie unsere bedeutenden Bankpartner nicht denkbar gewesen. An dieser Stelle soll ihnen deshalb ausdrücklich Dank gesagt werden.

Der Erfolg unserer Strategie der offensiven Unternehmenskommunikation zeigt sich besonders an unserem guten Standing am Kapitalmarkt und dem sich hieraus ergebenden positiven Einfluss auf unsere Refinanzierung. Ein Beispiel mag dies verdeutlichen: Unser im Juli 2003 begebener öffentlicher Jumbo-Pfandbrief über € 2 Mrd. wurde von Investoren aus 24 Staaten – darunter die EU-Mitgliedsstaaten, die USA, Russland, Kroatien und Kuwait – geordert. Die Emission war mehr als zweifach überzeichnet. Ein Großteil der Zeichnungen stammte von eben den Kapitalmarktpartnern und Investoren, die wir im Rahmen unserer diversen Roadshows zuvor besucht hatten. Zudem war dieser Jumbo mit einem Investor-Greenshoe ausgestattet, d. h. einer Treueprämie in Gestalt eines Nachorderrechts zum unveränderten Reoffer-Preis. Damit hat die Essen Hyp als erste deutsche Hypothekenbank diese Innovation am Pfandbriefmarkt genutzt.

Sehr geehrte Geschäftsfreunde, im März des Geschäftsjahres 2003 ist der Gründer der Hypothekenbank in Essen AG, Dr. Wolfgang Schuppli, auf eigenen Wunsch aus dem Aufsichtsrat ausgeschieden. Er hat die Bank seit Aufnahme ihrer Geschäftstätigkeit 1987 zunächst als Vorsitzender des Aufsichtsrates und ab November 1994 mit Übernahme der Kapitalmehrheit durch die Commerzbank AG als stellvertretender Vorsitzender des Aufsichtsrates begleitet und ihre Strategie und ihren Erfolg in hohem Maße mitgeprägt. Voll Hochachtung spricht der Vorstand Herrn Dr. Wolfgang Schuppli dafür seinen aufrichtigen Dank aus.

Unser Treuhänder, Herr Manfred Arenz, ist am 6. Januar 2004 nach schwerer Krankheit leider verstorben. Wir haben ihn jederzeit als einen fachkompetenten und kooperativen Gesprächspartner erlebt. Seiner Familie gilt unser aufrichtiges Mitgefühl.

Ihnen, sehr geehrte Geschäftsfreunde, möchten wir für das uns entgegengebrachte Vertrauen sehr herzlich danken und verbinden dies mit dem Wunsch nach einer weiterhin guten Zusammenarbeit.

H.-Josef Schütte-Kemper

Lagebericht des Vorstands

Tragende Säule des Erfolgs der Hypothekenbank in Essen AG ist die auf Flexibilität und Effizienz beruhende fortschreitende Internationalisierung unseres Geschäfts. 2003 haben wir unsere Aktivitäten im Staatskredit genauso wie im Immobiliengeschäft weltweit intensiviert – mit überzeugenden Ergebnissen: Der Zins- und Provisionsüberschuss stieg um 13,9 % auf € 213,5 Mio., das Betriebsergebnis wuchs um 5,6 % auf € 118,6 Mio. Zum neunten Mal in Folge setzte 2003 der Jahresüberschuss mit € 81,2 Mio. eine neue Bestmarke – eine Steigerung von 6,6 % gegenüber dem bereits guten Vorjahresergebnis. Der Return on Equity nach Steuern auf das durchschnittlich gehaltene Kernkapital erreichte 14,1 % nach 13,8 % im Vorjahr, die Cost-Income Ratio verringerte sich von 12,4 % auf 12,0 %.



Weltwirtschaft auf Erholungskurs

US-Wirtschaft beweist sich abermals als Wachstumsmotor. Mit einem Wachstum von 2 % beim Bruttoinlandsprodukt in den G3-Währungsgebieten – USA, Japan und Euro-Raum – zeigte sich das Jahr 2003 gegenüber 2002 deutlich gestärkt. Dabei entfaltete die expansive US-Geld- und Fiskalpolitik die erhoffte Wirkung. Entsprechend unserer Prognose wuchs die US-Wirtschaft um gut 3 %. Im Sommer wurden die höchsten Steigerungsraten seit 1984 gemessen. Auf der Basis anziehender Gewinne erholte sich die Investitionstätigkeit. Im Jahresverlauf erreichte der Aufschwung den Arbeitsmarkt, was Zweifel an seiner Nachhaltigkeit schwinden ließ. Für die Preisstabilität bestand trotz Konjunkturerholung und Dollar-Schwäche keine Gefahr, da die Lohnstückkosten im Vorjahresvergleich um rund 1,2 % sanken. Überraschend stark präsentierte sich auch Japan, das ein Wachstum von rund 2 % erreichte.

Verhaltenes Wachstum im Euro-Raum – Negativtrend in Deutschland ungebrochen. War die erste Jahreshälfte noch geprägt von Stagnation, kehrte die Wirtschaft im Euro-Raum zur Jahresmitte auf einen flachen Wachstumspfad zurück. Mit einer Zuwachsrate von 0,5 % im Jahresdurchschnitt blieb die Wirtschaftsentwicklung im Euro-Raum jedoch deutlich hinter den Erwartungen zurück. Nach dem Minimal-Wachstum von 0,2 % im Jahr 2002 verzeichnete Deutschland im Berichtsjahr 2003 mit minus 0,1 % erstmals seit 1993 einen Rückgang der Wirtschaftsleistung. Die Kaufzurückhaltung der Verbraucher und eine abnehmende Investitionstätigkeit haben zu diesem schwachen Wirtschaftsergebnis beigetragen. Abermals gehört Deutschland damit zu den Schlusslichtern im Euro-Währungsgebiet. Aufgrund der Konjunkturschwäche lag die Defizitquote des Staatshaushaltes mit 4 % zum zweiten Mal in Folge über der 3%-Grenze des Maastricht-Vertrages. Einziger Lichtblick war der Anstieg des Auftragseingangs aus dem Inland bei der Industrie im Schlussquartal 2003, der sich als Vorbote einer Erholung der Binnenkonjunktur erweisen könnte. Die Inflationsrate pendelte im Jahresverlauf in einem engen Band um die 1%-Marke.

13/03/03

Jahresempfang




HYPOTHEKENBANK IN ESSEN AG









Traditionell im März lädt die Hypothekenbank in Essen AG zum Jahresempfang, um Geschäftspartnern und Freunden der Bank den Jahresabschluss zu präsentieren. Im Frühjahr 2003 begrüßte die Bank zahlreiche hochrangige Vertreter aus Politik und Wirtschaft im außergewöhnlichen Ambiente des Weltkulturerbes Zeche Zollverein. Ehrengast des Empfangs war Bundeskanzler a. D. Dr. Helmut Kohl. In seiner Rede unterstrich er die historische Bedeutung des zusammenwachsenden Europas für Frieden und Freiheit und zeigte Visionen für die Zukunft des Kontinents auf.

1 Blick auf den Ehrenhof der Zeche Zollverein 2 Hoher Besuch bei der Essen Hyp: (von links) *Dr. Axel Frhr. v. Ruedorffer, Aufsichtsratsvorsitzender der Essen Hyp; Bundeskanzler a. D. Dr. Helmut Kohl;* Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp; Dr. Wolfgang Reiniger, Oberbürgermeister *der Stadt Essen* 3 *Dr. Wolfgang Reiniger bei seiner Begrüßungsrede* 4 Bundeskanzler a. D. Dr. Helmut Kohl während seines Gastvortrags mit dem Titel „Die Zukunft Europas" 5 Gäste aus Wirtschaft und Politik

Staatskreditgeschäft: Ziele trotz Berg- und Talfahrt der Renditen erreicht

Internationalisierung schreitet voran – Innovationen steigern Erfolg. Vor dem Hintergrund der anziehenden Weltwirtschaft und des damit in der zweiten Jahreshälfte einhergehenden Renditeanstiegs in den langen Laufzeitbereichen haben wir uns im Staatskreditgeschäft 2003 auf das Spreadmanagement sowie den Ersatz von Fälligkeiten konzentriert. Dabei konnten wir unsere Planungen zur ausgeprägteren geografischen Aufteilung unseres Kreditportfolios umsetzen und den Anteil der im Ausland ausgereichten Kredite auf ca. 21 % unseres Gesamtbestandes erhöhen. Das Bilanzsummenwachstum unserer Bank im Geschäftsjahr 2003 um 4,5 % auf € 74,2 Mrd. ist somit im Wesentlichen auf den Ausbau des Hypothekenbestandes zurückzuführen. Im Emissionsgeschäft konnten wir mit zwei Global-Pfandbriefen, die erstmals im Pfandbriefmarkt mit einem Investor-Greenshoe ausgestattet waren, einmal mehr deutliche Akzente setzen.

Entwicklung der internationalen Geld- und Kapitalmärkte im Jahr 2003
Starke Volatilität der Renditen. Nach einem freundlichen Start der Rentenmärkte diesseits und jenseits des Atlantiks kletterten die Renditen im April wieder auf ihre Jahresanfangsstände. Im Folgemonat äußerte die US-Notenbank, die Federal Reserve (Fed), Sorgen über die Gefahr einer Deflation. Einige ihrer Vertreter erörterten den Kauf von lang laufenden US-Staatsanleihen durch die Fed selbst. Zudem herrschten bei den Marktteilnehmern im Frühjahr Zweifel am prognostizierten US-Aufschwung. In der Folge fielen die Renditen von zehnjährigen US-Staatsanleihen von gut 3,8 % Ende April bis auf ein Tief von rund 3,1 % Mitte Juni – das niedrigste Niveau seit Beginn der Aufzeichnung täglicher Daten im Jahr 1962.

Geld- und Rentenmarktentwicklung 2003 im Euro-Raum in %



5
4,5
4
3,5
3
2,5
2
1,5
1
0,5
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
10-jährige Pfandbriefe
5-jährige Pfandbriefe
Spitzenrefinanzierungsfazilität
Dreimonatsgeld
Einlagenfazilität

Quellen: Bloomberg, EZB

Wie erwartet senkte die Europäische Zentralbank (EZB) im Jahresverlauf die Leitzinsen: Anfang März um 25 Basispunkte und Anfang Juni um weitere 50 Basispunkte. Dieser geldpolitische Kurs führte in Verbindung mit den Vorgaben aus Übersee zu deutlich nachgebenden Kapitalmarktrenditen im Euro-Raum. Die Renditen von zehnjährigen Bundesanleihen sanken von rund 4,2 % Ende April bis auf ein historisches Tief von etwas über 3,5 % Mitte Juni. In diesem freundlichen Rentenmarktumfeld fielen die Renditen von zehnjährigen Pfandbriefen im entsprechenden Zeitraum von gut 4,3 % bis auf ein ebenfalls historisches Tief von 3,6 % Mitte Juni. Danach drehte die Stimmung wieder: Die Entscheidung der US-Notenbank vom 25. Juni, ihren wichtigsten Leitzins nur um 25 Basispunkte auf 1 % zu reduzieren, enttäuschte. Viele Marktteilnehmer hatten auf eine Senkung um 50 Basispunkte spekuliert. Im Sommer übertrafen die Konjunkturdaten aus Übersee die Erwartungen, neuerliche Hinweise auf Käufe von US-Staatsanleihen seitens der Fed blieben aus. Zunehmend Sorgen bereitete das ausufernde US-Leistungsbilanzdefizit, das im ersten Halbjahr den Rekordwert von 5,2 % erreichte. Diese Entwicklung mag institutionelle Anleger aus Japan bewogen haben, sich von US-Anleihen zu trennen. In der Folge schnellten die Renditen von zehnjährigen US-Staatsanleihen in der Spitze bis auf 4,6 % Anfang September empor. Am Jahresende rentierten sie mit 4,3 % wieder etwas niedriger. Der Anstieg in Deutschland war erwartungsgemäß weniger stark ausgeprägt: Die Renditen von zehnjährigen Bundesanleihen stiegen bis auf rund 4,5 % Mitte November an und bildeten sich auf ca. 4,3 % gegen Jahresende zurück. Die Rendite von zehnjährigen Pfandbriefen betrug am Jahresende 4,4 %. Der Zinsvorteil von zehnjährigen Pfandbriefen gegenüber Bundesanleihen mit gleicher Laufzeit verringerte sich damit von rund 20 Basispunkten am Jahresanfang auf nur noch rd. 10 Basispunkte am Ende des Berichtszeitraumes. (Siehe Grafik Seite 10.)

Aktivgeschäft

Mit neu gewährten Krediten in einem Volumen von € 15,2 Mrd. (€ 16,7 Mrd.), 9,0 % weniger als im Vorjahr, schloss die Essen Hyp das Kapitalmarktgeschäft im Jahr 2003 ab. Dabei waren € 12,9 Mrd. (€ 14,2 Mrd.) der Darlehen und Wertpapiere für die Deckung unserer öffentlichen Pfandbriefe geeignet.
Die Neuausleihungen an inländische öffentliche Haushalte blieben im Berichtsjahr mit € 4,2 Mrd. (€ 4,6 Mrd.) leicht unter dem Niveau des Vorjahres.
Im Neugeschäft mit sonstigen öffentlich-rechtlichen Adressen wurde mit € 6,3 Mrd. das Vorjahresniveau (€ 6,3 Mrd.) erreicht. Die leichten Schwankungen entsprechen den üblichen Veränderungen innerhalb unserer Kapitalmarktaktivitäten.
Die Möglichkeit, gemäß dem Brüsseler Kompromiss vom 18. Juli 2001 Neukredite mit Fälligkeit vor dem 31. Dezember 2015 an öffentlich-rechtliche Banken in die Deckung aufzunehmen, haben wir nach wie vor genutzt.
Das Volumen an inländischen, nicht deckungsfähigen Wertpapieren belief sich im Berichtsjahr auf insgesamt € 0,8 Mrd. (€ 1,1 Mrd.).

Kredite an ausländische Schuldner wurden in einem Gesamtvolumen von € 3,8 Mrd. (€ 4,7 Mrd.) vergeben. Für unsere öffentlichen Pfandbriefe sind mit € 2,4 Mrd. (€ 3,3 Mrd.) zwei Drittel dieser Kredite zur Deckung geeignet. Diese Darlehen haben wir vor allem in den EU-Ländern Griechenland, Italien, Österreich, Portugal und Spanien ausgereicht. Erstmals haben wir 2003 deckungsfähige Kredite in Höhe von € 0,2 Mrd. von Schuldnern in Kanada und in den USA und € 0,1 Mrd. von den EU-Beitrittsländern Tschechische Republik und Ungarn in die Bücher genommen. Die Aufnahme dieser Darlehen in den Deckungsstock wurde durch die am 1. Juli 2002 in Kraft getretene Novelle des Hypothekenbankgesetzes (HBG) ermöglicht.
Das verbleibende, nicht deckungsfähige Neugeschäft im Ausland mit einem Volumen von € 1,4 Mrd. (€ 1,4 Mrd.) stammt in Höhe von € 1,3 Mrd. (€ 1,3 Mrd.) aus dem Geschäft mit Kreditnehmern innerhalb der EU. Nur ein geringer Teil von € 0,1 Mrd. wurde an andere Adressen vergeben.
Unsere Auslandsengagements erreichen damit ein Volumen von € 12,2 Mrd. (€ 10,9 Mrd.) und liegen bei 20,9 % unseres Gesamtkreditbestandes – Hypothekendarlehen nicht eingerechnet. In dieser Summe enthalten sind alle ausländischen Staatskredite sowie die von der Essen Hyp in die Bücher genommenen ausländischen Bank- und Unternehmensanleihen. Die Steigerung gegenüber dem Vorjahr um 11,9 % belegt die kontinuierliche und erfolgreiche geografische Diversifikation unseres Kreditportfolios. (Siehe Grafik Seite 13 links.)
Oberstes Ziel unserer Kapitalmarktaktivitäten stellt die ständige Gewährleistung der hohen Qualität unseres Deckungsstocks dar. Die gemäß § 5 Abs. 1 HBG festgelegte Grenze, nach der maximal 10 % des Deckungsbestands aus Krediten an ausländische öffentliche Adressen bestehen dürfen, in deren Herkunftsländern das Befriedigungsvorrecht der Pfandbriefgläubiger im Falle der Insolvenz einer deutschen Hypothekenbank nicht sichergestellt ist, nutzen wir derzeit voll zum Ankauf von Wertpapieren von Schuldnern einwandfreier Bonität aus. Auch über diese 10%-Grenze hinaus erwerben wir weiter derartige deckungsfähige Kredite, die aktuell aufgrund der Ausschöpfung des o. a. Limits noch nicht, aber mit der Umsetzung der EU-Richtlinie über die Sanierung und Liquidation von Kreditinstituten voraussichtlich 2004 in den Deckungsstock aufgenommen werden können.
Neben der Länderdiversifizierung haben wir im Geschäftsjahr 2003 unverändert unser Spreadmanagement zur ertragsmäßigen Optimierung unseres Kreditportfolios fortgesetzt. Unter Berücksichtigung von Relative-Value-Analysen wurden Schuldscheine und Wertpapiere gegen besser rentierliche, in der Regel laufzeitkongruente Finanzinstrumente getauscht. Für dieses Neugeschäft wurden keine neuen Refinanzierungsmittel benötigt.
Über die detaillierte Zusammensetzung unseres öffentlichen Deckungsstocks sowie über die Struktur unseres Außerdeckungsgeschäfts können sich Investoren jederzeit auf unserer Homepage www.essenhyp.com informieren. Die Angaben werden monatlich aktualisiert und sind nach diversen Merkmalen gegliedert.

links: Staatskredit nach Schuldnern
jeweils zum Jahresende in Mrd. €

rechts: Gliederung des öffentlichen Deckungsstocks in %;
Stand: 31.12.2003



60
50
40
30
20
10
0
49
48
56
55
53
1999
2000
2001
2002
2003
Inländische öffentliche Schuldner
Inländische öffentlich-rechtliche Schuldner
Ausländische öffentliche und öffentlich-rechtliche Schuldner



3,4
8,8
46,0
32,8
Gesamtvolumen: € 50,8 Mrd.
Bundesrepublik Deutschland, Sondervermögen des Bundes und die deutschen Bundesländer, KfW
Öffentlich-rechtliche Kreditinstitute und Sparkassen
Städte, kommunale Zweckverbände, Organisationen ohne Erwerbszweck und kommunalverbürgte Darlehen
EU-Auslandskredite
Sonstige Auslandskredite

Passivgeschäft

Neue Pfandbrief-Konstruktionen überzeugten Investoren. Das Gesamtvolumen aller ausstehenden Jumbo-Pfandbriefe auf dem Markt sank zum Jahresultimo 2003 gegenüber 2002 leicht um 0,7 % auf € 409 Mrd. Allgemein wird dies auf die insgesamt zu beobachtende Konsolidierung des Pfandbriefmarktes auf hohem Niveau zurückgeführt. Allerdings ist ein stärkerer Rückgang nur deshalb ausgeblieben, weil sich die Refinanzierungskosten über Jumbo- und Global-Pfandbriefe, die mit dem bestmöglichen Rating von Triple-A bewertet sind, im Vergleich zu 2002 wieder reduziert hatten. Das aggregierte Neuemissionsvolumen aller Jumbo-Emittenten belief sich 2003 auf € 52,5 Mrd. (€ 56,6 Mrd.). Die Essen Hyp hatte daran mit € 6,7 Mrd. einen Anteil von 12,8 %.

Das Interesse seitens der internationalen Anleger an großvolumigen Emissionen unseres Hauses ist weiter ungebrochen. Entsprechend haben wir unser Engagement für Jumbo- und Global-Pfandbriefe 2003 als attraktives Investment fortgesetzt. Zum Jahresultimo befanden sich Jumbo-Pfandbriefe unseres Hauses mit einem Volumen von € 36,6 Mrd. (€ 34,6 Mrd.) im Umlauf. Dies entspricht einem Anteil von 9 % (9 %) am gesamten Jumbo-Markt. Unsere Neuemissionen in diesem Segment erreichten im Berichtsjahr ein Volumen von € 6,7 Mrd. (€ 3,0 Mrd.), darunter eine neue Jumbo-Begebung mit einem Volumen von € 1,0 Mrd. und drei Jumboaufstockungen in Höhe von

insgesamt € 1,5 Mrd. 2002 hatten wir einen neuen Jumbo mit einem Volumen von € 2,0 Mrd. begeben und nur eine Jumboaufstockung in Höhe von € 1,0 Mrd. vorgenommen. Darüber hinaus haben wir im Berichtsjahr zwei Globals mit einem Gesamtvolumen von € 4,2 Mrd. begeben, nachdem wir im Vorjahr in diesem Bereich nicht aktiv waren.

Den ersten Global emittierten wir Anfang Juli 2003. Als ersten öffentlichen Pfandbrief haben wir diese Emission mit einem Investor-Greenshoe ausgestattet. Diese „Treueprämie" räumte den Investoren die Möglichkeit ein, zu einem festgesetzten Termin bis zu 10 % ihrer zuvor zugeteilten Quote zum unveränderten Reoffer-Preis nachzuordern. Mit dieser Aktion dankten wir unseren Investoren für die Treue zu unseren Produkten und die langjährige gute Partnerschaft. Aufgrund der Kapitalmarktentwicklung wurde der Greenshoe am Ausübungstag letztlich nicht ausgeübt. Dennoch bleibt als Beleg für das hohe Ansehen unserer Pfandbriefe und das Vertrauen der Investoren in unsere Leistungen festzuhalten, dass die Anleihe mehr als zweifach überzeichnet war und von Investoren aus 24 Ländern geordert wurde – darunter EU-Mitgliedsstaaten, die USA, Kanada, China und Kuwait. Neue Investorenkreise konnten wir zudem in Russland, Kroatien und Slowenien erschließen.

Internationale Platzierung unserer gesamten Jumbo- und Global-Pfandbriefe

seit 1995 in %


2
37
56
Gesamtvolumen: € 63,3 Mrd.
Deutschland
Europa (ohne Deutschland)
Asien
USA

Den zweiten Global, ebenfalls mit einem Volumen von € 2,0 Mrd., haben wir im September aufgelegt. Auch er verfügte über die beschriebene Greenshoe-Konstruktion. Aufgrund der günstigen Entwicklung der Zinslandschaft konnten die Investoren in diesem Fall die Treueprämie voll vereinnahmen. Zudem erreichte die Anleihe eine internationale Distribution von rund 50 % und belegte einmal mehr das hervorragende Kapitalmarktstanding der Essen Hyp. Bei dieser Begebung haben wir das Potverfahren eingesetzt, das sich nach unserer Beobachtung zunehmend am Markt etabliert. Hierbei wird zu einem festgelegten Stichtag ein elektronisches Orderbuch geöffnet, in das die Investoren während der Bookbuilding-Phase ihre Orders mit dem Reoffer-Preis einstellen, zu dem sie bereit sind, Teile der Anleihe zu übernehmen. Aus den eingegangenen Orders haben wir schließlich die Zuteilung und den endgültigen Reoffer-Preis festgelegt.

Mit der Qualität unserer Pfandbriefe sowie dem Einsatz innovativer Konstruktionen und Verfahrensabläufe haben wir im abgelaufenen Geschäftsjahr einmal mehr unsere Position als einer der bedeutendsten Jumbo-Emittenten weltweit unterstrichen. Das internationale Interesse an unseren Pfandbriefen wird zudem durch die Platzierung unserer seit 1995 begebenen Jumbo- und Global-Pfandbriefe mit einem Gesamtvolumen von € 63,3 Mrd. belegt: 56,1 % konnten wir in Deutschland, 37,4 % im europäischen Ausland, 4,6 % in Asien und 1,9 % in den USA platzieren.

Auf der elektronischen Handelsplattform EuroCredit MTS ist die Essen Hyp mit zwei Anleihen engagiert. Derzeit werden 28 Emissionen, davon neun deutscher Emittenten, über dieses Handelssystem abgewickelt.
Neben unseren Jumbos und Globals gehören die kleinvolumigen Pfandbriefemissionen zu den wichtigsten Refinanzierungsinstrumenten der Essen Hyp. Ausschlaggebend für unser Engagement in diesem Segment sind die stabilen Refinanzierungskosten. Als flexibles Investment in der Größenordnung von zehn bis zu mehreren Hundert Millionen Euro können diese Pfandbriefe maßgeschneidert an die Wünsche unserer Kunden angepasst werden. So bieten wir neben Plain-Vanilla-Produkten auch Tailor-made-Emissionen an, bei denen die Ausstattungsmerkmale, wie z. B. Zinsstruktur und Kündigungsrecht, individuell gestaltet werden können.
Insgesamt emittierten wir im Berichtsjahr Schuldverschreibungen in Höhe von € 33,0 Mrd. (€ 21,2 Mrd.). Damit zählten wir auch 2003 weiterhin zu den größten privaten Emissionshäusern Europas. Von diesem Neugeschäft entfielen € 14,7 Mrd. (€ 7,8 Mrd.) auf öffentliche Pfandbriefe, € 1,2 Mrd. (€ 0,9 Mrd.) auf Hypothekenpfandbriefe und € 17,1 Mrd. (€ 12,5 Mrd.) auf sonstige Schuldverschreibungen, wobei € 14,4 Mrd. (€ 14,0 Mrd.) des Neugeschäfts über unser Commercial Paper Program bzw. unser Debt Issuance Program aufgenommen und zur Liquiditätssteuerung eingesetzt wurden. Die erforderliche Liquidität der Bank war zu jeder Zeit sichergestellt.

Commercial Paper Program (CP) fester Bestandteil der Refinanzierung. Unser CP-Program versetzt uns in die Lage, am Geldmarkt kurzfristige Schuldverschreibungen in jeder gängigen Währung zu begeben. Diese Form der Mittelaufnahme haben wir auch 2003 erneut für unsere Refinanzierung genutzt. Im Berichtsjahr erfolgten 419 (433) Ziehungen im Umfang von € 7,3 Mrd. (€ 10,2 Mrd.) in den Währungen Euro, Britisches Pfund, US-Dollar, Schweizer Franken und Yen. Die durchschnittliche Auslastung des Programms lag bei € 1,6 Mrd. Nachdem die Refinanzierungskosten gegen Ende 2002 vorübergehend gestiegen waren, sanken sie im Berichtsjahr wieder ab. Die Ausnutzung des Programms betrug zum Jahresultimo 2003 € 1,4 Mrd. (€ 0,6 Mrd.).

Debt Issuance Program (DIP) – Zahl der Neuziehungen gestiegen. Seit dem Start 1998 nutzen wir das DIP zur mittel- bis langfristigen Mittelaufnahme am Kapitalmarkt. Das Programm, dessen Obergrenze nach zwei Aufstockungen in den Vorjahren derzeit bei € 20,0 Mrd. liegt, stellt als flexibles Refinanzierungsprogramm eine tragende Säule in unserer Refinanzierung dar. Insgesamt wurden im Berichtsjahr zusätzlich zu der bereits

bestehenden Inanspruchnahme 50 (20) Neuziehungen in Euro, Tschechischen Kronen, Schweizer Franken und Yen mit einem Gesamtvolumen von € 7,1 Mrd. (€ 3,8 Mrd.) getätigt. Schwerpunkt bildeten Ziehungen mit Laufzeiten bis zu 30 Monaten.

Zahl der Börseneinführungen gestiegen. Im Geschäftsjahr 2003 haben wir 108 (41) Emissionen an der Börse Düsseldorf mit einem Volumen von € 16,6 Mrd. (€ 8,5 Mrd.) neu eingeführt. Das Gesamtvolumen unserer dort gelisteten Anleihen beträgt € 62,6 Mrd. (€ 57,3 Mrd.). Davon werden drei Emissionen in einer Größenordnung von € 7,0 Mrd. (€ 7,1 Mrd.) zusätzlich an den Börsen in London oder Luxemburg notiert. Weitere 18 in Fremdwährungen und Euro begebene Anleihen mit einem Volumen von € 3,3 Mrd. (€ 1,8 Mrd.) sind ausschließlich in Luxemburg, Paris oder Zürich gelistet.
Großen Wert legen wir auf die zügige Börseneinführung, die in Deutschland durch ein Rahmenzulassungsverfahren mit der Börse Düsseldorf gesichert ist. Im Interesse der Anleger genießt die marktkonforme Kurspflege in unserem Hause einen hohen Stellenwert. Sie sichert die Liquidität unserer Papiere. Für unsere Jumbos und Globals stellen die Market Maker jederzeit marktgerechte Kurse innerhalb fester Bid-Offer Spreads.

Umlauf der Essen Hyp Schuldverschreibungen jeweils zum Jahresende in Mrd. €


60
50
40
30
20
10
0
52
52
62
56
60
1999
2000
2001
2002
2003
Hypotheken-pfandbriefe
Öffentliche Pfandbriefe
Sonstige Schuldverschreibungen

Investor Relations

Engagement für beste Geschäftsbeziehungen. Im Berichtsjahr konnten wir mit der Qualität und Sicherheit unserer Produkte einmal mehr das Vertrauen der nationalen und internationalen Investoren rechtfertigen. Grundlage dafür ist unsere jederzeitige Bereitschaft, unseren Bank- und Kapitalmarktpartnern detaillierte Informationen über unsere geschäftlichen Tätigkeiten und unsere Produkte zur Verfügung zu stellen. Der persönliche Kontakt und der von Offenheit geprägte Dialog stehen dabei für uns im Vordergrund. Nur so können langjährige Verbindungen vertieft und neue vertrauensvolle Partnerschaften aufgebaut werden. Entsprechend unserer Politik der Transparenz haben wir uns 2003 mit großem personellem und zeitlichem Aufwand den Investor Relations gewidmet. Dazu zählen insbesondere unsere nationalen und internationalen Roadshows, auf denen wir alle Fragen zu unseren Produkten von hoch liquiden Pfandbriefen mit bestmöglichen Ratings bis hin zu Schuldverschreibungen mit variablen Laufzeiten beantworten.

Direkt zu Beginn des Berichtsjahres starteten die Mitglieder des Vorstands eine Roadshow mit 25 Stationen in vielen Städten Deutschlands. In den Präsentationen haben wir die Fragen zahlreicher nationaler Investoren, Rentenhändler, Unternehmer und „Multiplikatoren" beantwortet. Im Mittelpunkt standen dabei unsere auf die individuellen Anforderungen des Investors maßgeschneiderten, kleinvolumigen Pfandbriefe.

Im Juli folgten mehr als 350 Finanzexperten aus allen Teilen der Welt – Führungskräfte aus dem Kapitalmarktgeschäft, Analysten, Research-Spezialisten, Investment-Experten, Wirtschaftswissenschaftler und Investoren – unserer Einladung zur 3. Kapitalmarktkonferenz nach Essen. Es wurden die aktuellen Trends in der Verbriefung, die Entwicklung der Rentenmärkte, die verschiedenen Ansätze der Pfandbrief-Ratings sowie die europäische Geldpolitik diskutiert. Mit dieser Kapitalmarktkonferenz unterstreicht die Essen Hyp die eigene Überzeugung, dass sich der großartige Erfolg des Pfandbriefs fortsetzen wird.

Im November begann unsere Europa-Roadshow, auf der uns als Gastredner Bundeskanzler a. D. Dr. Helmut Kohl begleitete. Die Stationen in Madrid, London und Paris haben wir genutzt, um das Interesse an unserer Bank und an unseren Pfandbriefen bei den Investoren in Europa zu steigern. Zu jedem der Termine konnten wir mehrere Hundert Gäste begrüßen.

Detaillierte Online-Informationen ermöglichen Credit Research. Die Mitgliedsinstitute des VDH haben 2003 gemeinsam Wohlverhaltensregeln für Emittenten im Jumbo-Pfandbriefmarkt definiert. In diesem so genannten „Code of Conduct" sind Verhaltensgrundsätze und Offenlegungsvorschriften zusammengefasst, denen sich die Hypothekenbanken freiwillig unterwerfen. Die darin gestellten Anforderungen an die Transparenz erfüllt die Essen Hyp

vollständig. Unter www.essenhyp.com stellen wir detaillierte und zeitnahe Informationen über unsere Geschäftstätigkeit bereit. So stehen auf unserer Homepage monatlich bzw. quartalsweise aktualisierte Daten zur Verfügung, mit denen Investoren und Kreditanalysten ihr eigenes Credit Research – z. B. über die Qualität unseres Deckungsstocks und unserer Außerdeckungswerte – durchführen können. Bereits seit Mitte 2001 ist der Internet-Auftritt fester Bestandteil unserer Politik der Transparenz.

Ausblick auf die Jahre 2004 bis 2005: Staatskreditgeschäft

Globaler Aufschwung gewinnt an Tempo. Wir gehen in unseren Prognosen von einer Fortsetzung der weltwirtschaftlichen Erholung in den kommenden Jahren aus. Mit einer Wachstumsrate von rund 5 % im Jahr 2004 werden die USA Schrittmacher des Aufschwungs sein. Im Euro-Raum und in Japan ist ein Wachstum von ca. 2 % zu erwarten. In diesem Sog sollte die deutsche Wirtschaft aufgrund ihrer hohen Exportquote mit knapp 2 % wachsen. Wenig Veränderung erwarten wir weltweit bei den Konsumentenpreisen. Angesichts der globalen Konjunkturerholung und der freundlichen Entwicklung der Aktienmärkte wird die amerikanische Notenbank im ersten Halbjahr den Expansionsgrad ihrer Geldpolitik verringern. Dem wird sich die EZB in der zweiten Jahreshälfte anschließen. Vor diesem Hintergrund sind diesseits und jenseits des Atlantiks Zinssteigerungen am langen Ende der Kurve nicht auszuschließen.

Bilanzsumme – weitere Steigerung geplant. Auf der Grundlage unserer Wirtschafts- und Kapitalmarktprognose, der daraus abgeleiteten Neugeschäftsplanung im Staatskreditsektor sowie des erwarteten Hypothekenneugeschäfts gehen wir für 2004 von einem weiteren kontinuierlichen Wachstum der Bilanzsumme aus. Ein Grund für diese günstigen Wachstumsaussichten ist, dass sich 2003 die Refinanzierungskosten nach der Stabilisierung unserer Ratings und aufgrund der mit den Investoren intensiv geführten Gespräche wieder reduziert haben. Zudem ergeben sich aus der Umsetzung der EU-Richtlinie über die Sanierung und Liquidation von Kreditinstituten neue Spielräume für den Abschluss von margenträchtigem Staatskreditgeschäft mit europäischen Adressen. Die Umsetzung dieser EU-Richtlinie in nationales Recht stellt das Konkursvorrecht der Pfandbriefgläubiger in allen Staaten der Europäischen Union sicher. In der Folge fällt die „10%-Grenze" für Deckungswerte aus den Ländern der EU, sodass wir weitaus größere Volumina derartiger Werte in unseren Deckungsstock aufnehmen können. Durch diesen Effekt können wir ab 2004 in einem deutlich stärkeren Maße als bisher neue Geschäftsfelder in den USA und Kanada für uns erschließen. In Verbindung mit einem weiterhin erfolgreichen Hypothekengeschäft ergibt sich in unserer Planung zwangsläufig ein erhöhter Refinanzierungsbedarf.

10-12/07/03

3. Kapitalmarktkonferenz




3. KapitalMarktKonferenz
Eine Veranstaltung der Essen Hyp
3rd Capital Market Conference July 10 – 12. 2003
3. Kapitalmarktkonferenz 10. – 12.7.2003


1991 – 1993
3


v. Ruedorffer
Licci


5

Mehr als 350 Finanzexperten aus aller Welt trafen sich im Juli 2003 in der Essener Messe anlässlich der 3. Kapitalmarktkonferenz der Hypothekenbank in Essen AG. Als Gastredner besuchte der ehemalige Präsident der Sowjetunion, Michail Gorbatschow, die Konferenz. Im Mittelpunkt der Veranstaltung standen der Wissenstransfer zu den aktuellen Trends in der Verbriefung und die Entwicklung der Rentenmärkte genauso wie Pfandbrief-Ratings und die europäische Geldpolitik. Die Essen Hyp engagiert sich seit ihrer Gründung für die Etablierung der Jumbo- und Global-Pfandbriefe auf den internationalen Kapitalmärkten. Als eine der größten deutschen Hypothekenbanken ist die Essen Hyp einer der stärksten Kapitalmarktpartner in Europa.

1 Congress-Center West der Messe Essen 2 Experten-Forum im Saal Europa 3 Blick in das Foyer des Congress-Center West 4 Prominent besetztes Podium: (von links) Dr. Lutz Raettig, Vorstandsvorsitzender der Morgan Stanley Bank AG; Dr. Axel Frhr. v. Ruedorffer, Aufsichtsratsvorsitzender der Essen Hyp; Christine Licci, Vorstandsvorsitzende der Privatkundenbank Citibank AG 5 Dr. Lutz Raettig während der Diskussionsrunde



Zu den Teilnehmern der 3. Kapitalmarktkonferenz 2003 gehörten wieder zahlreiche Führungskräfte aus dem Kapitalmarktgeschäft, Analysten, Research-Spezialisten, Investment-Experten, Wissenschaftler und Investoren aus aller Welt.









6 Blick in den Saal Berlin 7 Ehrengast Michail Gorbatschow, ehemaliger Präsident der Sowjetunion, während seines Vortrags „Westeuropa – Osteuropa – Europa" 8 Großes Abschluss-Diner: (von links) Dr. Axel Frhr. v. Ruedorffer; Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp; Michail Gorbatschow; Andreas de Maizière, Vorstandsmitglied der Commerzbank AG; Klaus-Peter Müller, Vorstandssprecher der Commerzbank AG 9 Plenum während der Experten-Runde im Saal Europa 10 Mit Interesse verfolgten die Zuhörer die Statements international renommierter Finanzmarkt-Experten 11 Unter den Besuchern auch Finanzexperten aus Ostasien 12 Pausen im Saal Panorama wurden zur Sichtung der neuesten Informationen genutzt





Positionierung auf dem internationalen Kapitalmarkt. Der deutsche Pfandbrief hat sich mit seiner gesetzlich garantierten Sicherheit als ausgezeichnetes Investment international etabliert. Es überrascht keineswegs, dass sich zunehmend Nachahmer dieses Erfolgsproduktes finden. Inzwischen bieten 20 europäische Staaten ähnliche Wertpapiere an, für die zumeist erst eine dem deutschen Hypothekenbankgesetz ähnelnde Rechtslage geschaffen werden musste. Beispiele sind die französischen „obligation foncières", die Luxemburger „lettres de gage" und die irischen „asset covered securities". Die diversen gedeckten Schuldverschreibungen werden in der Fachwelt unter dem Oberbegriff „Covered Bonds" zusammengefasst.
Aufgrund der zahlreichen unterschiedlichen Konstruktionen veröffentlichte die Rating-Agentur Moody's 2003 erstmals einen eigenen Rating-Ansatz für Covered Bonds. In diesem Umfeld zeichnet sich die Essen Hyp durch ihr ausgezeichnetes Kapitalmarktstanding und ihr hohes Ansehen bei den internationalen Investoren aus. Dies belegte z. B. unsere Jumbo-Emission mit einem Volumen von € 2,0 Mrd. Mitte Januar 2004, die bereits 20 Minuten nach Öffnung des Orderbuchs überzeichnet war. Wir sind uns sicher, dass die erstklassige Qualität unserer Pfandbriefe auch in Zukunft die Investoren überzeugen und dazu beitragen wird, dass unsere Refinanzierungskosten auch 2004 stabil bleiben.

Investor Relations – Fortsetzung unserer internationalen Roadshows. Im Mittelpunkt unserer offensiven Informationspolitik stehen auch 2004 nationale und internationale Roadshows. Schon zu Jahresbeginn haben wir unsere sehr erfolgreiche Europa-Roadshow in Begleitung von Bundeskanzler a. D. Dr. Helmut Kohl mit den Stationen Budapest, Mailand und Frankfurt am Main fortgesetzt.
Turnusmäßige Präsentationen und Investorengespräche an weiteren europäischen Standorten, in den USA und in Fernost sind bereits terminiert bzw. geplant. Wir erachten es als selbstverständlich, unsere Investoren über die geschäftliche Entwicklung der Bank auch in persönlichen Gesprächen auf dem Laufenden zu halten.

Hypothekengeschäft: höheres Neugeschäft trotz schwacher Immobilienmärkte

Aus Sicht der Essen Hyp bilden Immobilienkredite ebenso eine Asset-Klasse wie z. B. Schuldscheindarlehen oder Anleihen. Das zu beurteilende Risiko ist jedoch in den meisten Fällen weitaus vielschichtiger: Die Entscheidung für einen gewerblichen Hypothekarkredit hängt u. a. von der Bonität und Professionalität des Kreditnehmers ab, insbesondere jedoch von der nachhaltigen Fähigkeit des Mieters zur Mietzahlung. Zu berücksichtigen sind dabei stets die aktuelle und zukünftige mikro- und makroökonomische Betrachtung seiner Branche sowie die regionale, aber auch globale aktuelle und prognostizierte wirtschaftliche Entwicklung. Die Lage, der Zustand und die Drittverwendungsfähigkeit des Objektes – verbunden mit einer Prognose für die wirtschaftliche Entwicklung der Region – unter detaillierter Betrachtung der wirtschaftlichen Zukunftsaussichten der für das Objekt zusätzlich als Mieter in Frage kommenden Branchen dürfen dabei nicht vernachlässigt werden. Der Ausblick auf die Zins- und ggf. die Wechselkursentwicklung rundet die Risikoeinschätzung ab.

Anders als bei Kurs- und Renditeschwankungen, die als direkte Reaktionen – z. B. auf veröffentlichte Fakten oder auch nur auf Meinungen – transparent und unmittelbar bewertbar sind, treten die Auswirkungen eines schwachen Immobiliensektors, die durchaus die gleichen Ursachen haben können, phasenverschoben zur globalen wirtschaftlichen Entwicklung zu Tage. Der Abschwung setzt später ein, in der Folge wird er üblicherweise jedoch erst mit einer gewissen zeitlichen Verschiebung zur wirtschaftlichen Erholung überwunden.

Entsprechend unserer Prognosen bewegten sich die Immobilienmärkte im Jahr 2003 noch in dieser Verzögerungsphase. Deshalb haben wir uns – trotz des von uns erreichten Rekordvolumens im Neugeschäft – bei der Kreditvergabe unverändert konservativ verhalten. Die Bank fokussierte ihre Aktivitäten fast ausschließlich auf Bestandsobjekte mit entsprechend positiven

Grunddaten und Entwicklungschancen bzw. begleitete ausgesuchte Developmentmaßnahmen nur in einem sehr begrenzten Rahmen. Auf unserem bislang angestammten deutschen Gewerbeimmobilienmarkt haben wir uns stark zurückgehalten.

Entwicklung bedeutender Immobilienmärkte im Jahr 2003

Zu Beginn des Jahres 2003 hatten wir vor dem Hintergrund der sich abzeichnenden weltwirtschaftlichen Erholung eine Stabilisierung der für die Essen Hyp wichtigsten Immobilien(teil)märkte, die Benelux-Staaten, Deutschland, England, Frankreich, Kanada, Schottland, Spanien und die USA, im Laufe des Jahres 2004 prognostiziert. Dass wir mit dieser Einschätzung richtig lagen, zeigte sich im Berichtsjahr in ersten positiven Signalen wie regional begrenzt steigenden Investitionstätigkeiten sowie langsamer sinkenden Mieten. Von einem Aufschwung in diesen Immobilienmärkten, der mit steigenden Mieten und sich verringernden Leerständen einhergehen sollte, gehen wir spätestens ab 2005 aus.

Kalter Wind auf dem deutschen Immobilienmarkt. Nachdem schon 2002 die Spitzenmieten für Büroimmobilien um durchschnittlich 9 % gesunken waren, setzte sich 2003 die Negativentwicklung mit einem Rückgang um weitere 8,5 % fort. Das Mietniveau in Hamburg hat inzwischen die Werte von 1996/97 unterschritten, in Frankfurt gaben die Spitzenmieten in den letzten 18 Monaten um bis zu 25 % nach. Durch die geringe Nachfrage stiegen zudem bundesweit die Leerstände. Mit einer Leerstandsquote von 14,4 % belegt die Mainmetropole gemeinsam mit Düsseldorf (rund 14 % Leerstand) und dem langjährigen Sorgenkind Berlin (11 % Leerstand) die letzten Plätze. Vom Musterknaben zum Sorgenfall wandelte sich München: Aufgrund des Booms der Medienbranche ist der Markt vollkommen „überbaut", eine Million Quadratmeter Bürofläche sind derzeit ungenutzt.
Losgelöst von diesem Trend entwickelte sich der Markt der Einzelhandelsimmobilien. Allerdings konnte nur aufgrund der ungebrochenen Nachfrage der Discounter das Niveau des Vorjahres gehalten werden. Insgesamt konzentriert sich die Nachfrage auf City-Toplagen sowie Shopping- und Fachmarktzentren. In der Peripherie der Städte nahmen die Leerstände dagegen deutlich zu. Steigende Durchschnittsmieten waren 2003 nur in den 1a-Lagen in Hamburg und München zu verzeichnen.
Im Bereich der Wohnimmobilien ist die Bautätigkeit weiterhin rückläufig, die Nachfrage nach Mietimmobilien nahm ebenfalls ab. Verschärft wurde das Klima 2003 durch unsichere wirtschaftliche und steuerliche Rahmenbedingungen sowie durch die zunehmende Verknappung und damit Verteuerung von Bauland seitens der Kommunen. Der kurzzeitige Anstieg von Baugenehmigungen im vierten Quartal 2003, nicht zuletzt ausgelöst durch die Diskussion um die Eigenheimzulage, konnte diesen Trend nicht wesentlich beeinflussen. Insgesamt hat sich die Talfahrt 2003 aber etwas verlangsamt.

Paris in Europa vorn. Insbesondere Paris behauptete sich 2003 gegenüber den anderen europäischen Märkten. Grund dafür war u. a. die große Branchendiversifizierung. Der Markt bot weiterhin attraktive Renditen, die im Central-Business-District (CBD) bei 6 bis 6,75 % lagen. Das Investitionsvolumen bewegte sich mit € 9,5 Mrd. weiterhin auf hohem Niveau. 37 % des investierten Kapitals stammten dabei von deutschen Investoren. Neben dem geografischen Hauptanziehungspunkt, der Ile de France, wuchs der Marktanteil der großen Regionalstädte wie Lille, Lyon oder Marseille bedingt durch Spitzenrenditen von bis zu 9 %. Der auf ein moderates Maß von etwa 6,5 % gestiegene Leerstand in Paris und Umgebung und die um durchschnittlich ca. 7 % gesunkenen Mieten wurden von den Marktteilnehmern mit Vorsicht gewürdigt. Der Flächenabsatz hingegen konnte ein Plus von 11 % gegenüber 2002 verzeichnen.

Schwieriger Markt in London. Im Durchschnitt blieben die zu erzielenden Renditen in London mit 7,6 % gegenüber dem Vorjahr stabil, wobei die Spitzenrenditen für langfristig vermietete Objekte in der City und im West End bei 6 bis 6,25 % verharrten.
Der Büromarkt insgesamt und insbesondere der wichtigste Teilmarkt, die Londoner City, waren weiterhin gekennzeichnet von einer steigenden Leerstandsquote. Im Jahresdurchschnitt lag sie in London bei rund 12 %, in der City sogar darüber. Auch die Nachfrage nach leer stehenden Flächen blieb verhalten. In der Folge sanken die Mieten, während Zugeständnisse an die Mieter – oftmals ein mietfreier Monat pro Jahr der Vertragslaufzeit – zunahmen. Rechnerisch fielen die Mieten allein im ersten Halbjahr 2003 um rund 7 %. Werden Mietzugeständnisse berücksichtigt, beläuft sich der Rückgang sogar auf 25 %. Erst im Jahresverlauf verlangsamte sich die Talfahrt der Mieten.

Immobilienmarkt in den USA hinkt Wachstum hinterher. Trotz des Wirtschaftswachstums blieben in den USA die Leerstandsquoten annähernd unverändert. Im Durchschnitt lagen sie im dritten Quartal in den CBDs bei 15,5 % und in den Außenbezirken bei 21,2 %. Mit 7,9 % war Downtown Washington DC landesweit das einzige bedeutende Stadtzentrum mit einer Leerstandsquote von unter 10 %. Die Nachfrage nach Mietflächen erholte sich 2003 zwar, lag aber noch weit unter den Werten der Vergangenheit. Zudem verschärfte sich der Wettbewerb durch immer größere Zugeständnisse bei Mietflächenverbesserungen. Dadurch sanken die Netto-Effektivmieten im Durchschnitt um 15 bis 20 % unter die Spitzenmieten aus dem vierten Quartal 2000. Auch die Zahl der Neubauprojekte ging zurück. Insgesamt wurden 2003 nur noch zwei Millionen Quadratmeter fertig gestellt, die Hälfte des Gesamtvolumens aus 2002. Anzeichen für eine Trendwende ist, dass das Investitionsvolumen auf dem Büroimmobilienmarkt 2003 wieder um 8 % auf rund € 20 Mrd. stieg.

Internationale Immobilienfinanzierungen erfolgreich ausgeweitet

Neugeschäft übertrifft Planung. Den sich geschwächt zeigenden nationalen und internationalen Immobilien(teil)märkten zum Trotz haben wir unseren Hypothekenbestand im Jahr 2003 weiter risikobewusst ausgebaut, wobei das Hypothekenneugeschäft unsere Planung übertroffen hat. Insgesamt sagten wir knapp 7.700 Beleihungen mit einem Gesamtvolumen von € 2,5 Mrd. zu. 2002 belief sich dieser Wert auf € 1,6 Mrd., mithin eine Steigerung um 56 %. Von unseren neu herausgelegten Darlehensmitteln entfielen 68,8 % (75,7 %) auf Bestandsimmobilien, 31,2 % (24,3 %) dienten der Neubaufinanzierung. Beleihungen gewerblich genutzter Immobilien hatten mit 60,3 % (58,5 %) eine stärkere Gewichtung am Gesamtvolumen als Beleihungen wohnwirtschaftlicher Objekte, wobei der Anteil der Finanzierung gewerblich genutzter Bestandsobjekte daran 77,3 % betrug.

2003 haben wir einen großen Schritt bei der geografischen Diversifizierung unseres Kreditportfolios gemacht. Dies spiegelt sich in der Aufteilung unseres Neugeschäfts wider: Der Anteil der in Deutschland zugesagten Kredite sank auf 48,2 % (75,2 %), während sich der Anteil der im Ausland zugesagten Darlehen gegenüber dem Vorjahr mit 51,8 % (24,8 %) mehr als verdoppelte.

Gesamtes Hypothekenneugeschäft 2003

links: Gliederung nach Immobilienarten in %

rechts: Gliederung nach Regionen in %



6,9
37,5
32,8
11,9
0,3
4,2
2,7
3,7
6,1
32,2
50,4
8,1
1,4
1,8
Gesamtvolumen: € 2,5 Mrd.
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Lagerhallen und Ausstellungsgebäude
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau
Gewerbeimmobilien Ausland
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien Ausland
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Jeder Darlehensantrag wird einem aufwändigen Analyse- und Risikobewertungsverfahren unterzogen, unter besonderer Berücksichtigung unserer Guidelines für das in- und ausländische Hypothekengeschäft und selbst definierter Cashflow-Szenarien mit entsprechenden Stress-Tests. Für eine Kreditentscheidung ist nicht das Volumen, sondern sind stets die Bonität des Kreditnehmers und der Mieter sowie die Qualität des Beleihungsobjektes und somit die Sicherheit des Darlehens entscheidend. Zugleich muss eine festgelegte Mindest-Margenanforderung erfüllt werden. Entsprechend dieser Grundsätze, wobei bereits ein nicht durch sog. „mitigating facts" zu entkräftendes nicht optimales Ergebnis in einem unserer Bewertungskriterien für ein negatives Votum ausreichte, haben wir im Berichtsjahr Darlehensanträge mit einem Gesamtvolumen von € 1,6 Mrd. (€ 2,2 Mrd.) abgelehnt.
Die Zinsanpassungsquote im Bestandsgeschäft lag im Berichtsjahr mit 78 % (95 %) deutlich unter dem Niveau der zurückliegenden Jahre, da die außerplanmäßige Rückzahlung von drei Objektfinanzierungen mit einem Volumen von rund € 90 Mio. die Quote belastet hat.

Hypothekenneugeschäft 2003 Ausland

Gliederung nach Ländern in %


Spanien 7,2
Büroflächen 100,0
Polen 16,1
Handels- und Einzelhandelsstätten 100,0
Niederlande 6,9
Büroflächen 63,8
Sonstige 36,2
Kanada 2,7
Büroflächen 100,0
Frankreich 12,7
Büroflächen 51,9
Lagerhallen und Ausstellungsgebäude 36,0
Mietwohnungsbau 12,1
USA 17,8
Büroflächen 72,1
Hotels und Gaststätten 12,8
Sonstige 8,9
Mietwohnungsbau 6,2
Großbritannien 36,6
Büroflächen 84,0
Handels- und Einzelhandelsstätten 6,7
Hotels und Gaststätten 9,3
Gesamtvolumen: € 1,3 Mrd.


4,1
2,6
4,6
18,5
64,5
Gesamtvolumen: € 1,3 Mrd.
Büroflächen
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Lagerhallen und Ausstellungsgebäude
Sonstige
Mietwohnungsbau

Hypothekenneugeschäft 2003 Ausland

Gliederung nach Immobilienarten in %

Aktivgeschäft

Ausland – ehrgeizige Ziele erreicht. Mit einer deutlichen Steigerung schlossen wir 2003 das Hypothekengeschäft im Ausland ab: Mit einem Volumen von € 1,3 Mrd. wurden fast ausschließlich nur gewerbliche Immobilienkredite gewährt. Wir konnten damit den Wert von € 0,4 Mrd. aus 2002 mehr als verdreifachen.

Bei der Finanzierung gewerblicher Immobilien übertraf das Neugeschäft in Großbritannien mit € 477,6 Mio. (€ 320,5 Mio.) bereits das gesamte Neugeschäftsvolumen ausländischer Hypothekarkredite des Vorjahres. Auch die Steigerung in Frankreich von € 43,9 Mio. auf € 165,3 Mio. zeigt, dass sich die Eröffnung einer eigenen Repräsentanz in Paris rentiert hat. Nach Großbritannien sind jedoch die USA aufgrund des freundlicheren Investitionsklimas mit einem Volumen von € 232,0 Mio. (€ 39,7 Mio.) im Geschäftsjahr 2003 zum zweitwichtigsten Markt für das Auslandsgeschäft der Essen Hyp gewachsen. Es ist daher nur konsequent, in Kürze eine Repräsentanz in New York zu eröffnen.

Erstmals haben wir gewerbliche Immobilienkredite in Höhe von € 210,0 Mio. in Polen, von € 93,6 Mio. in Spanien, von € 89,9 Mio. in den Niederlanden und von € 35,1 Mio. in Kanada sowie Darlehen für die Finanzierung wohnwirtschaftlich genutzter Immobilienobjekte in den USA und Frankreich in Höhe von insgesamt € 34,3 Mio. zugesagt. (Siehe Grafiken Seite 26 und links.)

Deutschland – Gesamt-Zusagevolumen hält Vorjahresniveau. Aufgrund der angespannten wirtschaftlichen Situation in vielen Bundesländern haben wir uns im Berichtsjahr mit der Finanzierung gewerblich genutzter Immobilien in Deutschland deutlich zurückgehalten. So wurde das Neukreditvolumen in diesem Bereich von € 248,1 Mio. (€ 547,5 Mio.) gegenüber 2002 mehr als halbiert.

Da nach unserer Einschätzung das Risiko bei Finanzierungen in den ostdeutschen Bundesländern immer noch nicht adäquat bezahlt wird, haben wir 2003 dort nur Kredite im Umfang von € 198,0 Mio. (€ 80,9 Mio.) gewährt, davon € 153,9 Mio. (€ 77,3 Mio.) im wohnwirtschaftlichen Bereich. Bezogen auf das gesamte Neugeschäftsvolumen beträgt dieser Anteil 7,9 %.

Im Unterschied dazu intensivierten wir die Kreditvergabe für selbst genutzte Ein- und Zweifamilienhäuser und Eigentumswohnungen (sog. Retail- oder Kleindarlehensgeschäft). Diese Kredite machten mit rd. € 826,4 Mio. (€ 559,8 Mio.) annähernd 33 % des gesamten Neugeschäftes aus.

Die Darlehensvergabe zur Finanzierung von Mietwohnungsbau hatte mit € 139,0 Mio. (€ 115,6 Mio.) einen Anteil von 14,4 % am gesamten wohnwirtschaftlichen Inlandsgeschäft.

Unser wichtigster Partner in der Vermittlung von wohnwirtschaftlichen Darlehen blieb im Berichtsjahr unsere Konzernmutter, die Commerzbank AG. Das zwischen unseren beiden Häusern etablierte Direktzusageverfahren ermöglicht den Mitarbeitern der Commerzbank AG – im Rahmen der von uns definierten Abläufe und durch Anwendung eines spezifizierten Scoring-Systems –, in unserem Namen und für unsere Rechnung Kredite zu gewähren. Die Verwaltung dieses Neugeschäftes erfolgt bereits seit Jahren über eine externe Servicegesellschaft.
2003 haben wir darüber hinaus die Bearbeitung eines großen Teils der bislang von uns selbst verwalteten Kleindarlehen an eine weitere Servicegesellschaft übertragen, sodass wir, gemessen an der Gesamtstückzahl, nur noch einen geringen Anteil dieser Kredite unmittelbar bearbeiten. Dies entspricht unseren Anforderungen an eine effiziente und kostenschonende Organisation unseres Retailgeschäfts. Auch dieser externe Dienstleister übernimmt alle administrativen Aufgaben im Zusammenhang mit der Verwaltung dieser Darlehen wie z. B. Datenänderungen und -anpassungen, die Verwaltung der Zahlungsströme und das Reporting.

Hypothekenneugeschäft 2003 Inland

links: Gliederung nach Immobilienarten in %

rechts: Gliederung nach Regionen in %


0,5
8,7
4,8
1,5
0,6
4,3
68,1
16,8
66,9
Gesamtvolumen: € 1,2 Mrd.
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Lagerhallen und Ausstellungsgebäude
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Hypothekendarlehensbestand inkl. der noch nicht valutierten Darlehenszusagen des Jahres 2003

links: Gliederung nach Immobilienarten in %

rechts: Gliederung nach Regionen in %



13,9
29,2
38,8
1,1
7,6
2,9
1,7
4,8
6,5
25,7
45,6
19,3
2,4
0,5
Gesamtvolumen: € 6,7 Mrd.
Büroflächen
Produktionsstätten
Handels- und Einzelhandelsstätten
Hotels und Gaststätten
Lagerhallen und Ausstellungsgebäude
Sonstige
Eigengenutzte Wohnobjekte
Mietwohnungsbau
Gewerbeimmobilien Ausland
Gewerbeimmobilien West (D)
Gewerbeimmobilien Ost (D)
Wohnimmobilien Ausland
Wohnimmobilien West (D)
Wohnimmobilien Ost (D)

Freie Darlehensteile. Der Anteil der freien Darlehensteile – d. h. der Hypothekenkredite, die drei Fünftel des Beleihungswertes übersteigen und deshalb nicht als Deckung für unsere Hypothekenpfandbriefe genutzt werden dürfen – liegt bereits seit Jahren grundsätzlich unterhalb von 15 %. Der Anteil schwankte im Berichtsjahr zwischen 12,4 % Ende April und 14,8 % zum Bilanzstichtag. Gesetzlich zulässig sind 20 %. Auch in dieser Kennziffer drückt sich unsere risikoorientierte Kreditgewährung aus.

Auslastung der freien Mittel gem. § 5 Abs. 1 Nr. 2 HBG in %



20
gesetzliche Obergrenze
15
14,8
10
5
0
1999
2000
2001
2002
2003

Umsetzung der MaK-Richtlinien. Im Geschäftsjahr 2003 haben wir alle aufgrund der „Mindestanforderungen an das Kreditgeschäft" (MaK) notwendigen organisatorischen Änderungen in Bezug auf Funktionstrennung, Kompetenzordnung und Kreditrisikostrategie in den Geschäftsbereichen Hypotheken und Treasury abgeschlossen. Zugleich wurden die entsprechenden Prozesse an die Vorgaben der Commerzbank AG angepasst. Zahlreiche der geforderten Standards waren schon zuvor fester Bestandteil unseres täglichen Handelns.
Bezüglich der Funktionstrennung haben wir die Zuständigkeiten und Aufgaben innerhalb der jeweiligen Vorstandsressorts unter besonderer Berücksichtigung der Vertretungsregelung neu strukturiert und die Abgrenzung von Markt und Marktfolge umgesetzt. Dazu wurde der Fachbereich Hypotheken in die Fachbereiche Markt sowie Marktfolge aufgeteilt und damit eine im Sinne der MaK marktunabhängige Organisationseinheit geschaffen. (Für das Geschäftsfeld Staatskredit hatten wir diese Trennung schon vor Jahren vollzogen.) Darüber hinaus haben wir die bereits seit Jahren umgesetzten Regelungen zu den „Mindestanforderungen an das Betreiben von Handelsgeschäften" (MaH) auf Überschneidungen mit den Anforderungen der MaK analysiert. Die daraus offensichtlich gewordenen notwendigen Modifikationen und Erweiterungen wurden noch 2003 umgesetzt. Weiterer Arbeitsschwerpunkt waren die Analyse und die Abarbeitung des Handlungsbedarfs, der aus den MaK-Vorgaben zur Risikoklassifizierung sowie zur Früherkennung und Begrenzung von Risiken einschließlich der Risikoberichterstattung resultierte. Die vollständige Umsetzung wird mit der Etablierung der internen Ratingsysteme zur Erfüllung der Anforderungen gemäß dem Baseler Konsultationspapier (sog. Basel II) realisiert sein, da diese alle geforderten Risikoklassifizierungsverfahren abbilden. Wir gehen davon aus, alle mit den MaK im Zusammenhang stehenden Maßnahmen fristgerecht bis Mitte 2004 abgeschlossen zu haben.

Ausblick auf die Jahre 2004 bis 2005: Hypothekengeschäft

Aufschwung auf den Immobilienmärkten für 2005 erwartet. In unseren Prognosen erwarten wir – ausgehend von einer für Immobilienmärkte typischen verzögerten Reaktion auf eine volkswirtschaftliche Wachstumsphase – eine nennenswerte Verbesserung der Situation ab dem Jahre 2005 auf den von uns analysierten nationalen und internationalen Immobilienmärkten. Erschwert wird diese Entwicklung allerdings durch hohe Leerstände, die sich mittelfristig noch nachteilig auf das Neubauvolumen auswirken werden. Jedoch gehen wir davon aus, dass in einer Reihe von Märkten die Mietpreise 2004 die Talsohle durchschritten haben werden.
Da in Deutschland die Zahl der Büroangestellten erst 2005 wieder steigen wird, bleiben 2004 vorerst noch negative Entwicklungen marktbestimmend. Im Gegensatz dazu rechnen wir in Frankreich, Großbritannien und den USA bereits ab der zweiten Jahreshälfte 2004 mit einer Belebung der Nachfrage nach freien Büroflächen und mit einer Stabilisierung des Marktgeschehens. In einigen Teilmärkten gehen wir sogar von einem Anstieg der Mieten ebenso wie der Renditen aus.

Ausbau des internationalen Hypothekengeschäfts. Die Stärkung unseres Hypothekengeschäfts steht auch in den kommenden Jahren im Fokus unserer Aktivitäten. Dabei werden wir ausschließlich Hypothekenkredite in die Bücher nehmen, die unseren strengen Risikobewertungen entsprechen und die den vorgegebenen Ergebnisbeitrag erfüllen. Mit dieser Strategie haben wir bereits in allen bedeutenden europäischen Märkten sowie in den USA und Kanada Fuß gefasst. Diese Aktivitäten werden wir auch 2004 intensivieren bei gleichzeitiger weiterer Stärkung der personellen Ressourcen in diesem Bereich.
Wesentlicher Bestandteil unserer Internationalisierungsstrategie ist der konsequente Aufbau eines nach Regionen und Immobilienarten differenzierten Kreditportfolios. Diese Risikostreuung sollte uns im Hinblick auf Marktschwankungen weniger ergebnisanfällig machen und den Ergebnisbeitrag aus dem Hypothekengeschäft sichern, der für die Bank zunehmend an Bedeutung gewinnt. Ein Blick in das Bestandsportfolio zeigt, dass wir uns dabei auf einem guten Weg befinden: Der Anteil der inländischen gewerblichen Finanzierungen sank im Berichtsjahr auf 54,2 % (69,2 %).

Fortsetzung der Strategien für den deutschen Immobilienmarkt. Neben dem Auslandsgeschäft messen wir im Inland im Retailgeschäft der erfolgreichen Zusammenarbeit mit der Commerzbank AG eine hohe Bedeutung bei. Wir sind überzeugt, dass sich der bisherige Erfolg in diesem Geschäftsfeld auch 2004 fortsetzen wird und wir hierbei das Ergebnis aus dem Geschäftsjahr 2003 wiederholen können.

Eröffnung der Repräsentanz New York. Noch in der ersten Jahreshälfte werden wir unsere Repräsentanz in New York eröffnen, die die Betreuung unserer Kunden und unserer Konsortial- und Kooperationspartner vor Ort gewährleisten wird. Wir knüpfen an diese Entscheidung die Erwartung, unser Geschäft in den USA und Kanada weiter ausbauen zu können. Die Kreditentscheidung und die Verantwortung für die Bearbeitung der Kredite verbleiben allerdings in unserer Zentrale in Essen.

Neugeschäftsplanung – Erfolg aus 2003 konsolidieren. Unser Ziel ist es, mittelfristig unseren Hypothekenbestand stetig aufzubauen. Daran orientiert sich das für die Jahre 2004 und 2005 geplante Brutto-Neugeschäftsvolumen. Schwerpunkt unserer Aktivitäten bleibt neben dem Retailgeschäft die Finanzierung inländischer und ausländischer gewerblich genutzter Immobilien. Wir rechnen im gewerblichen Segment mit einem Neugeschäftsvolumen von € 1,5 Mrd. Aufgrund der intensiven Zusammenarbeit mit unseren Geschäftspartnern sind wir überzeugt, davon eine Größenordnung von € 1,0 Mrd. durch die Mitwirkung in Konsortien zu erreichen. Insgesamt liegt der Fokus auf den Benelux-Staaten, Deutschland, Frankreich, Großbritannien, Kanada und den USA.

Aus den in Deutschland etablierten Direktzusageverfahren erwarten wir im Retailgeschäft für 2004 ein Neugeschäftsvolumen in der Größenordnung des Vorjahres von rund € 1,0 Mrd., das – wie in den Vorjahren auch – fast ausschließlich im 60%-Beleihungsrahmen liegen sollte. Dieses Geschäft ist vor dem Hintergrund der sich abzeichnenden Reduktion der Eigenkapitalunterlegungspflicht nach Basel II für uns besonders interessant.

Gesamtes Kreditgeschäft
Finanzierungsvolumen in Mio. €

	Bestand				Neuzusagen			
Gesamtvolumen	64.578				17.681			
Staatsfinanzierung	52.570				12.425			
davon Deutschland		44.830				10.532		
davon 0%-Gewichtung			27.667				4.312	
10%-Gewichtung			7.476				1.835	
20%-Gewichtung			9.687				4.385	
davon international		7.740				1.893		
davon 0%-Gewichtung			6.314				1.330	
10%-Gewichtung			0				0	
20%-Gewichtung			1.177				553	
100%-Gewichtung			249				10	
Sonstige fremde Wertpapiere	6.103				2.739			
Immobilienfinanzierung	5.905				2.517			
Wohnimmobilien		3.392				1.000		
davon Deutschland			3.358				966	
davon Realkredit				3.137				886
freie Darlehensteile				221				80
davon international			34				34	
davon Realkredit				20				20
freie Darlehensteile				14				14
Gewerbeimmobilien		2.513				1.517		
davon Deutschland			1.362				248	
davon Realkredit				1.060				179
freie Darlehensteile				302				69
davon international			1.151				1.269	
davon Realkredit				842				777
freie Darlehensteile				309				492

Bilanzsummenwachstum: Erwartungen erfüllt

Steigerung bestätigt strategische Ausrichtung der Bank. Das Jahr 2003 haben wir erfolgreich genutzt, um unsere Fokussierung auf nationale und internationale Immobilienfinanzierungen weiter voranzutreiben. Gleichzeitig konnten wir das Staatskredit- und Kapitalmarktgeschäft analog zu unseren Prognosen für die diversen volkswirtschaftlichen Entwicklungen konsequent ausbauen, sodass zum Bilanzstichtag das Bilanzsummenwachstum unseren Planungen entsprach: Die Bilanzsumme unseres Unternehmens zum 31.12.2003 übertraf mit € 74,2 Mrd. die Marke des Vorjahres mit € 71,0 Mrd. um € 3,2 Mrd. bzw. 4,5 %.

Entwicklung wichtiger Bilanzpositionen in Mrd. €


70
60
50
40
30
20
10
0
35,9
34,8
24,9
25,9
4,3
5,8
53,7
56,4
71,0
74,2
Kommunalkredite
Schuldverschreibungen und andere festverzinsliche Wertpapiere
Hypotheken
verbriefte Verbindlichkeiten
Bilanzsumme
2002
2003

Entwicklung der Bilanzsumme

in Mrd. €


74,2
70
60
50
40
30
20
10
0
11,4
94
95
96
97
98
99
00
01
02
03

Ertrag: Steigerung zum neunten Mal in Folge

Zinsüberschuss erstmals über € 200 Mio. Grundlage für das gute Ergebnis 2003 ist ein Zinsüberschuss von € 222,8 Mio. (€ 196,7 Mio.), der den Vorjahreswert um € 26,1 Mio. oder 13,3 % übertrifft. Der Zins- und Provisionsüberschuss lag zum Jahresultimo bei € 213,5 Mio. (€ 187,5 Mio.) und wuchs damit um 13,9 %. Zwar gaben unsere Zinserträge aufgrund der allgemeinen Entwicklung des Zinsniveaus um 6,2 % nach, jedoch sanken die Zinsaufwendungen im gleichen Zeitraum um 7,5 % auf € 2,8 Mrd. (€ 3,0 Mrd.). Diese ungleiche Entwicklung ist u. a. auf den steigenden Hypothekenbestand zurückzuführen, der sich durch stabile und von Kapitalmarktentwicklungen unbeeinflusste Zinserträge auszeichnet. Parallel konnten wir die Erträge aus unserem Fondsvermögen um 16,4 % steigern. Durch die positive Entwicklung unserer Provisionserträge von € 2,7 Mio. auf € 4,8 Mio. wurde das Provisionsergebnis weniger belastet als im Vorjahr. In dieser Position ist auch der Aufwand für die Vermittlungs- und Bearbeitungsprovisionen aus dem Retailgeschäft in Höhe von € 9,4 Mio. (€ 7,3 Mio.) enthalten.

Aufwendungen im Rahmen der Planung. Durch Neueinstellungen und die Eröffnung unserer Repräsentanz in Paris sowie aufgrund besonderer Anlässe – wie z. B. die Durchführung unserer dritten Kapitalmarktkonferenz – stiegen im Berichtszeitraum die Verwaltungsaufwendungen um € 2,3 Mio. bzw. 9,9 % auf € 25,5 Mio. (€ 23,2 Mio.). Der Lohn- und Gehaltsanteil wuchs dabei um € 0,6 Mio. Deutlicher fiel der Anstieg der sozialen Abgaben aus, im Wesentlichen begründet durch Zuführungen zu den Pensionsrückstellungen für leitende Mitarbeiter, nämlich um 41,2 % auf € 2,4 Mio. (€ 1,7 Mio.). Die anderen Verwaltungsaufwendungen einschließlich der Abschreibungen auf Sachanlagen stiegen um 8,1 % von € 12,4 Mio. auf € 13,4 Mio.
Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen lag nur noch bei € 0,5 Mio. (€ 11,7 Mio.). Hierbei ist jedoch zu berücksichtigen, dass im Jahr 2002 der Ertrag aus dem Verkauf eines von uns zur Vermeidung von Verlusten übernommenen und im Anschluss weiterentwickelten Objektes enthalten war. Entsprechende Aktivitäten waren 2003 weder vorgesehen noch notwendig.
Das Jahr 2003 konnten wir mit einem um 7,1 % verbesserten Betriebsergebnis vor Risikovorsorge abschließen. Es stieg von € 176,0 Mio. zum Jahresende 2002 auf € 188,5 Mio.

Risikovorsorge entspricht dem Sicherheitsdenken der Essen Hyp. Nach 2002 haben wir auch im Berichtsjahr die Risikovorsorge noch einmal angehoben. Sie stieg um € 8,3 Mio. auf € 72,0 Mio. (€ 63,7 Mio.). Enthalten sind darin auch Aufwendungen in Höhe von € 18,0 Mio. (€ 21,9 Mio.), die uns durch die Rückgabe höher verzinslicher eigener Pfandbriefe zu Kursen über pari an den Treuhänder der Bank entstanden sind. Damit wurde es uns möglich, eine modifizierte Refinanzierung zu niedrigeren Zinssätzen zu realisieren. Der so 2003 in Kauf genommene Verlust wird sich deshalb in den Folgejahren als Ertragsvorteil auszahlen.

Maßstab für die Dotierungen unserer Risikovorsorgemaßnahmen ist ein konservativ ausgerichtetes Risikomanagement, mit dem allen erkennbaren Markt- und Einzelrisiken umfassend Rechnung getragen wird. Nachdem wir im Jahr 2002 eine nachhaltige Abschirmung von Risiken im Hypothekengeschäft vorgenommen haben, konnten wir die Vorsorgemaßnahmen in diesem Bereich – auch unter Berücksichtigung des 2003 weiter schwierigen Marktumfeldes – auf € 31,0 Mio. (€ 36,6 Mio.) reduzieren.

Ergebnis steigt zum neunten Mal in Folge. Mit einem Jahresüberschuss von € 81,2 Mio. wurde das Ergebnis des Vorjahres von € 76,2 Mio. noch einmal um € 5,0 Mio. übertroffen. Dieser Jahresüberschuss errechnet sich aus einem um 5,6 % gesteigerten Betriebsergebnis vor Steuern abzüglich des auf € 37,4 Mio. (€ 36,1 Mio.) gestiegenen Steueraufwandes.
Unsere Kernkapitalverzinsung nach Steuern errechnet sich zum Jahresende mit 14,1 % (13,8 %) bezogen auf das im Jahresverlauf durchschnittlich gehaltene bilanzielle Eigenkapital. Damit haben wir das anvisierte Ziel, den Return on Equity nach Steuern mittelfristig auf einem Niveau um die 14 % zu halten, auch für 2003 erreicht.
Gleichzeitig belegt die Ertragslage erneut die Effizienz und Flexibilität der Bank. Die Steigerung der Verwaltungsaufwendungen durch Neueinstellungen, den Aufbau neuer Repräsentanzen und das Engagement in der Produktpräsentation rechnet sich durch die gleichzeitige deutliche Steigerung des Zins- und Provisionsüberschusses. Unsere Leistungsfähigkeit spiegelt sich im Berichtsjahr in einer im Vergleich zur Branche herausragenden Cost-Income Ratio von 12,0 % (12,4 %) wider.

Ergebnisstruktur der Bank im Vergleich zum Vorjahr

	2003 in Mio. €	2002 in Mio. €	Veränderungen in %
Zinserträge und andere laufende Erträge	3.000,8	3.200,5	- 6,2
- Zinsaufwendungen	2.778,0	3.003,8	- 7,5
= Zinsüberschuss	222,8	196,7	+ 13,3
- Saldo Provisionsergebnis	9,3	9,2	+ 1,1
= Zins- und Provisionsüberschuss	213,5	187,5	+ 13,9
- Personalaufwand	12,1	10,8	+ 12,0
- andere Verwaltungsaufwendungen	11,2	9,4	+ 19,1
- Abschreibungen auf Sachanlagen	2,2	3,0	- 26,7
= Teilbetriebsergebnis	188,0	164,3	+ 14,4
+ Saldo sonstige betriebliche Erträge und Aufwendungen	0,5	11,7	- 95,7
= Betriebsergebnis vor Risikovorsorge	188,5	176,0	+ 7,1
- Risikovorsorge	72,0	63,7	+ 13,0
+ Erträge aus Veräußerungen von Wertpapieren des Anlagevermögens	2,1	0,0	—
= Betriebsergebnis	118,6	112,3	+ 5,6
- Steuern	37,4	36,1	+ 3,6
= Jahresüberschuss	81,2	76,2	+ 6,6

Ertragsherkunft und Ertragsverwendung in Mio. €


225
200
175
150
125
100
75
50
25
0
197
223
12
0
9
9
11
12
12
14
64
70
36
37
76
81
Zins-überschuss
Saldo sst. Erträge und Aufwendugen
Provisions-ergebnis
Personal-aufwand
Sach-aufwand
Risiko-vorsorge*
Steuern
Gewinn-verwendung
Ertragsherkunft
Ertragsverwendung
2002
2003
* einschließlich Erträge aus der Veräußerung von Wertpapieren des Anlagevermögens

Entwicklung des Jahresüberschusses in Mio. €


80
70
60
50
40
30
20
10
0
13,1
81,2
94
95
96
97
98
99
00
01
02
03

Die Kapitalbindung unserer Aktiva konnte im Berichtsjahr leicht gegenüber dem Niveau des Vorjahres verbessert werden. Zum Bilanzstichtag lag die Eigenkapitalquote im Grundsatz I bei 12,3 % (12,0 %). Damit liegen wir weiterhin deutlich über dem gesetzlich geforderten Mindestwert von 8,0 %. Zugleich heben wir uns mit dieser Eigenkapitalquote vom Durchschnitt der deutschen Banken ab: Ein im Frühjahr 2003 von der Deutschen Bundesbank, der Bundesanstalt für Finanzdienstleistungsaufsicht und dem Internationalen Währungsfonds durchgeführter Stresstest attestierte den Banken hierzulande hohe Sicherheit aufgrund einer Eigenkapitalquote, die im Durchschnitt bei 11,0 % lag.

Die Kernkapitalquote der Essen Hyp erreichte verbesserte 6,2 % (6,0 %). Auch diese Kennziffer übertrifft die gesetzlich geforderte Untergrenze von 4 %. Wir gehen in unseren Planungen mittelfristig von einer Mindestkernkapitalquote von 7 % aus.

Ausblick auf die Jahre 2004 bis 2005: Aufwand und Ertrag

Erhöhung der Effizienz. Das Geschäftsjahr 2003 belegte unser gutes Standing an den nationalen und internationalen Kapitalmärkten mit vergleichsweise günstigen Refinanzierungskosten. Unsere Stärken im Geschäft mit der öffentlichen Hand genauso wie in der Immobilienfinanzierung werden wir geografisch weiter diversifizieren und auf dieser Basis unser Neugeschäft und damit den Ertrag in den kommenden Jahren weiter steigern. Unter Berücksichtigung eines voraussichtlich nur leicht steigenden Verwaltungsaufwandes – sowie der geplanten Zuwächse an Risikoaktiva – gehen wir davon aus, im Geschäftsjahr 2004 das Betriebsergebnis erneut verbessern zu können. Zu unseren Zielen gehören die weitere Senkung der Cost-Income Ratio und eine Verstetigung des Return on Equity nach Steuern um die Marke von 14 %.

Gewinnverwendung

Wir werden der Hauptversammlung vorschlagen, eine unveränderte Dividende in Höhe von 18 % auf das voll und zeitanteilig dividendenberechtigte Kapital von € 219,3 Mio. (€ 201,3 Mio.) zu zahlen (auszuschüttender Betrag: € 38,7 Mio.) sowie den verbleibenden Bilanzgewinn in Höhe von € 42,5 Mio. ebenfalls an unsere Aktionäre auszukehren. Im Gegenzug sollen der Bank € 70 Mio. durch Einzahlungen unserer Aktionäre zufließen. Unter Berücksichtigung dieser Maßnahme wird die Bank dann über ein offen ausgewiesenes bilanzielles haftendes Eigenkapital von € 1,24 Mrd. (€ 1,17 Mrd.) verfügen.

Bericht zu verbundenen Unternehmen

Nach der uns zugegangenen Mitteilung hält die Commerzbank AG in Frankfurt am Main mit 51 % unverändert die Mehrheit unseres Aktienkapitals. Gemäß § 312 Aktiengesetz hat der Vorstand für den berichtspflichtigen Zeitraum einen Bericht über die Beziehungen zu verbundenen Unternehmen erstellt, der mit der Erklärung schließt: „Nach den Umständen, die uns in dem Zeitpunkt bekannt waren, in dem Rechtsgeschäfte mit verbundenen Unternehmen vorgenommen wurden, hat unsere Gesellschaft in jedem Fall eine angemessene Gegenleistung erhalten. Maßnahmen im Interesse oder auf Veranlassung von verbundenen Unternehmen wurden weder getroffen noch unterlassen."

Zukunftssicherung: Vielzahl besonderer Aktivitäten ergänzt Kerngeschäft

Parallel zu unserem Erfolg im Staatskredit- und Hypothekengeschäft war das Geschäftsjahr 2003 geprägt von zahlreichen Veränderungen der Rahmenbedingungen, durch die die Essen Hyp und ihre Produkte weiter gestärkt wurden. Die Aussicht auf eine Verbesserung unserer Ratings zählt genauso dazu wie neue gesetzliche Regelungen. Im Sinne der Sicherheit haben wir im Berichtsjahr unsere Zusammenarbeit im Risikocontrolling mit unserer Konzernmutter, der Commerzbank AG, weiter intensiviert. Zudem konnten wir aufgrund unserer flexiblen Organisation die Vorbereitungen auf Basel II deutlich vorantreiben.

Ratings

Langfristiges Institutsrating leicht verbessert. Durch das leicht steigende Wirtschaftswachstum in Euro-Raum hat sich – trotz des schlechten Abschneidens Deutschlands – die Situation der Banken im Jahr 2003 etwas entspannt. Im Wesentlichen blieben die Rating-Agenturen jedoch bei ihren Einschätzungen der Institute. Für die Essen Hyp bestätigten Standard & Poor's und Fitch-Ratings mit „AAA" ihre bestmögliche Bewertung unserer öffentlichen Pfandbriefe, Moody's blieb ebenfalls bei der Bewertung von „Aa1". Auch das kurzfristige sowie das langfristige Institutsrating beließen die drei Agenturen auf dem Stand von 2002. Allerdings verbesserten die Analysten von Standard & Poor's den Ausblick für die Essen Hyp von „negativ" auf „stabil". In der Rating-Analyse wird als Grund für diese Entscheidung angegeben, dass die Essen Hyp auch in Zukunft ihre ausgeprägte Vorsicht gegenüber Risiken beibehalten werde und die Bank darüber hinaus über das Potenzial verfüge, perspektivisch als eine Kerntochtergesellschaft der Commerzbank AG – mit langfristiger strategischer Bedeutung – auftreten zu können. Damit wird die Essen Hyp von allen drei großen Rating-Agenturen mit „Ausblick stabil" geratet.

Ein Upgrade des Institutsratings ist aus Sicht von Standard & Poor's jedoch nur möglich, wenn die Essen Hyp ihre Ertragsstruktur weiter diversifiziert und die eigene Kapitalstärke verbessert. Die Geschäftspolitik unseres Hauses korrespondiert in vollem Umfang mit dieser Bedingung: Sowohl im Hypothekengeschäft als auch im Kapitalmarktgeschäft hat die Essen Hyp 2003 die Diversifizierung weiter vorangetrieben und die Kapitalstärke, messbar an der Kernkapitalquote von 6,2 % (6,0 %), weiter optimiert. Daher stehen wir zu unserer Überzeugung, dass in Verbindung mit der Qualität unserer Deckungswerte, der Sicherheit unserer Pfandbriefe, den gesicherten Erträgen und dem anhaltenden Erfolg der Bank sowie der realistischen Geschäftsplanung ein höheres Institutsrating gerechtfertigt erscheint.

Dreimal Triple-A bei öffentlichen Pfandbriefen in Aussicht. Für die ersten Monate des Geschäftsjahres 2004 erwarten wir eine Verbesserung des Ratings für unsere öffentlichen Pfandbriefe. Hintergrund ist, dass einhergehend mit der „kleinen HBG-Novelle“ und dem Inkrafttreten der Barwertverordnung, durch die die Qualität des Pfandbriefs nochmals steigt, von Seiten der Rating-Agentur Moody's eine Änderung innerhalb ihrer Ratingsystematik angekündigt wurde. Wesentlicher Punkt in der Modifikation ist dabei die Notching-Ausweitung des Ratingvorsprungs für Pfandbriefe gegenüber dem Emittentenrating. So steigt dieser Vorsprung für Hypothekenpfandbriefe von drei auf vier Notches und für öffentliche Pfandbriefe von vier auf fünf Notches. Zugleich wird der Ratingboden, also die niedrigste mögliche Bewertung für einen Pfandbrief, um eine Stufe angehoben. Voraussetzung dafür ist, dass das Finanzstärke-Rating der Emittenten innerhalb der Kategorien A, B oder C liegt und die Deckungsmasse qualitativ hochwertig und ausreichend diversifiziert ist. Der Ratingboden für Hypothekenpfandbriefe steigt dann von Aa3 auf Aa2 und für öffentliche Pfandbriefe von Aa2 auf Aa1. Wir sind überzeugt, dass unsere öffentlichen Pfandbriefe dann von Moody's das bestmögliche Aaa-Rating zurückerhalten können.

Novelle des Hypothekenbankgesetzes

Stärkung der Insolvenzfestigkeit der Deckungsmasse. Im Jahr 2003 hat sich die Essen Hyp im Verband deutscher Hypothekenbanken (VDH) für die schnelle Umsetzung der so genannten „kleinen HBG-Novelle“ eingesetzt. Sie tritt voraussichtlich zum 1. April 2004 in Kraft und stärkt die Sicherheit sowie die Qualität des deutschen Pfandbriefs, da sie die Verwaltung der Deckungsmasse im Falle einer Insolvenz neu regelt. Auf diesem Wege wird rechtlich die zeitgerechte Bedienung der Pfandbriefgläubigeransprüche auch im Krisenfall sichergestellt.

Rating-Übersicht Stand: 31.12.2003

	FitchRatings	Standard & Poor's	Moody's
Öffentliche Pfandbriefe	AAA	AAA	Aa1
Hypothekenpfandbriefe	nicht bewertet	nicht bewertet	Aa2
Langfristiges Institutsrating	A-*	BBB+*	A2*
Kurzfristiges Institutsrating	F2	A-2	P-1
Ziehungen unter dem Debt Issuance Program			
- Erstrangige unbesicherte Emissionen	nicht bewertet	BBB+	A2
- Nachrangige Verbindlichkeiten	nicht bewertet	BBB	A3
Commercial Paper Program	nicht bewertet	A-2	P-1

* Ausblick stabil

Kernpunkt dabei ist die Bestellung eines Sachwalters – dies sind ein bis zwei Personen mit geeigneter Qualifikation – durch ein Gericht auf Antrag der BaFin im Falle der Insolvenz der Hypothekenbank. Der Sachwalter verwaltet im Interesse der Pfandbriefgläubiger die Deckungsmasse und stellt die vollständige Befriedigung der Gläubigeransprüche sicher. Die Deckungswerte werden dazu vollständig aus der Insolvenzmasse herausgelöst. Darüber hinaus erleichtert die neue Regelung die Übertragung der Deckungsstöcke und der Verbindlichkeiten gegenüber den Pfandbriefgläubigern auf eine andere Hypothekenbank. Dies ermöglicht auch ein Treuhändermodell, bei dem der Sachwalter, um Zeitverzögerungen zu vermeiden, die Deckungsmasse für eine übernahmebereite Hypothekenbank treuhänderisch verwaltet. Außerdem ist eine Teilrechtsübertragung auf eine andere Hypothekenbank möglich. Im Sinne einer effizienten Abwicklung können diese Varianten einzeln oder zeitlich nacheinander durchgeführt werden. Die Neureglung räumt die Bedenken der Rating-Agenturen in Bezug auf die Insolvenzfestigkeit der Deckungsmasse und insbesondere der Überdeckung aus.

Barwertverordnung in Kraft getreten

Stärkung der Pfandbriefqualität. Durch die Barwertverordnung wurde im Vorfeld der „kleinen HBG-Novelle" die Verpflichtung manifestiert, die erforderliche barwertige Pfandbriefdeckung im Rahmen von detaillierten Vorgaben zu berechnen. Ergänzend ordnet die künftige „kleine HBG-Novelle" für begebene Pfandbriefe eine jederzeit vorzuhaltende, sichernde barwertige Überdeckung von 2 % an. Diese Mindestübersicherung muss aus ersatzdeckungsfähigen Werten bestehen, die nicht auf die 10%-Grenze für Ersatzdeckungswerte angerechnet werden. Die barwertige Deckungsrechnung wird durch die am 24. Dezember 2003 veröffentlichte Barwertverordnung der BaFin geregelt. Basis für die Berechnung sind währungsspezifische Zinskurven für

Barwertige Überdeckung der öffentlichen Pfandbriefe in Mrd. €


56
54
52
50
48
46
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Barwert des öffentlichen Deckungsstocks
Umlauf öffentliche Pfandbriefe
Barwertige Überdeckung

Barwertige Überdeckung der Hypothekenpfandbriefe in Mrd. €


3,3
3
2,7
2,4
2,1
1,8
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.
Barwert des Hypotheken-Deckungsstocks
Umlauf Hypothekenpfandbriefe
Barwertige Überdeckung

Swapgeschäfte. Um die Überdeckung zu jedem Zeitpunkt sicherzustellen – z. B. bei Zins- und Währungskursänderungen –, besteht die Verpflichtung zur Durchführung von Stresstests. Der statische Stresstest geht dabei von einer Parallelverschiebung der Zinskurve um 250 Basispunkte aus. Im dynamischen Verfahren, das die Essen Hyp einsetzt, wird die Value-at-Risk-Methode auf Grundlage der Zinsentwicklung der vergangenen 250 Bankarbeitstage verwendet.

Durch die Konkretisierung der Überdeckungspflicht in der Barwertverordnung wird nun gesetzlich der relative Vorteil des Pfandbriefs gegenüber unbesicherten Schuldtiteln genauso wie der Schutz des Pfandbriefinvestors vor möglichen Ausfällen sichergestellt.

Bis zur erfolgten Konkretisierung der Barwertverordnung hatten wir zur Ermittlung der barwertigen Überdeckung ein statisches Stresstestverfahren mit einer Parallelverschiebung der Zinskurve um 100 Basispunkte in Abstimmung mit der BaFin angewandt. Die Werte der dadurch ermittelten barwertigen Überdeckung haben wir zeitnah auf der Research-Seite unserer Homepage veröffentlicht. (Siehe Grafiken Seite 40 und 41.)

Einbindung in das Risikocontrolling der Commerzbank AG

Optimierung des eigenen Risikomanagements durch enge Kooperation. Schon seit mehreren Jahren arbeitet die Essen Hyp im Risikocontrolling eng mit ihrer Konzernmutter, der Commerzbank AG, zusammen. Dazu zählt z. B. die regelmäßige Meldung von Kredit- und Marktpreisrisiken. Im Berichtsjahr wurde die Verknüpfung unserer Risikosteuerung mit dem Risikocontrolling der Commerzbank AG weiter intensiviert. So wurden unsere VaR- und Stop-Loss-Limits sowie die eingesetzten Extremszenarien noch stärker in die Risikolimit-Systematik und die Risikokapitalallokation des Konzerns eingebunden. Die Änderung von Limiten und Limitsystemen erfordert in

Vorbereitung auf das Genehmigungsverfahren durch unseren Aufsichtsrat bzw. durch dessen Kreditausschuss die Votierung des Zentralen Stabs Risikocontrolling (ZRC) der Commerzbank AG.
Durch die ergänzende Einbindung der Essen Hyp in das geschäftstägliche Reporting erhalten wir zusätzlich zum eigenen Backtesting ein Feedback des ZRC zu den Risikopositionen der Bank, über das wir die von uns eingesetzten Modelle weiter validieren können.
Weitergehend wurde 2003 die Anbindung der Essen Hyp an das „Loss Collection Tool" (LCT) der Commerzbank AG realisiert, mit dem Schadensfälle aus dem Bereich operationeller Risiken erfasst werden. Die Analyse der konzernweit in diese Schadensfalldatenbank eingegebenen Fälle liefert Ansätze zur weiteren Minimierung solcher Risiken. Periodisch führen wir Self-Assessments durch, über die wir im Haus vorhandene operationelle Risiken orten.
Die Zusammenarbeit im Risikocontrolling werden wir in den kommenden Jahren weiter ausbauen. Dazu gehört z. B. die Implementierung von Schnittstellen zwischen den Handels- und Back-Office-Systemen unseres Hauses und den Systemen der Commerzbank AG. Sie machen das Reporting von Einzelgeschäftsdaten schneller und sicherer.

Basel II: Implementierung neuer Ratingverfahren

Vorbereitungen auf Basel II im Zeitplan. Voraussichtlich zum 01.01.2007 werden mit Basel II die neuen Kreditrichtlinien der Bank für Internationalen Zahlungsausgleich (BIZ) in Kraft treten. Die darin enthaltenen Anforderungen an das risikoadäquate Kreditmanagement und zur risikogerechten Eigenkapitalunterlegung erfordern intensive Vorbereitungen, die in der Essen Hyp 2003 vorangetrieben wurden. Im Zentrum steht dabei das Rating unserer unterschiedlichen Kredit-Portfolien.
Im Berichtsjahr haben wir die Vorarbeiten zu den Ratingsystemen für die Portfolien „Banken", „Staaten" und „Versicherungen/Fonds" abgeschlossen. In diesen Bereichen bestehen Rahmenverträge mit unserer Konzernmutter. Für die Segmente „Corporates" und „Public Finance" gilt es, Lösungsansätze über die Commerzbank AG bzw. über den Verband deutscher Hypothekenbanken (VDH) zu initiieren.
Zudem haben wir unsere Mitarbeit an der Entwicklung eines Ratingtools für das „Loss Given Default"-Grading (LGD) fortgesetzt. Ergebnis des vom VDH initiierten Projektes ist der so genannte LGD-Calculator, mit dem auf der Basis der Vorgaben von Basel II die notwendige Eigenkapitalunterlegung von Krediten berechnet werden kann. Das Tool wurde in die EDV-Landschaft der Essen Hyp implementiert und befindet sich derzeit in der Testphase.
In einem zweiten institutsübergreifenden Projekt engagieren wir uns für die Entwicklung eines Basel-II-konformen Tools für das „Probability-of-Default"-Rating (PD) von gewerblichen Immobilienkunden. Derzeit steht ein PD-Prototyp zur Verfügung, auf dessen Grundlage wir mit der hausinternen

Adaptation ratinggerechter Kreditprozesse begonnen haben. Die dafür erforderlichen zusätzlichen Bonitätsunterlagen aller unter die Anforderungen von Basel II fallenden Kunden wurden bereits angefordert. Das endgültige Ratingtool wird voraussichtlich Mitte 2004 fertig gestellt sein.
Für das Rating-Verfahren im Retail-Segment, d. h. der Finanzierung privat genutzter Wohnimmobilien, ist eine technische Anbindung der Essen Hyp an die Commerzbank AG in Planung. Grund hierfür ist, dass die relevante Datenstruktur vornehmlich über die Systeme der Konzernmutter verfügbar ist. Ein entsprechendes Projekt wurde 2003 gestartet.

Corporate Governance Kodex

Kodex auf freiwilliger Basis beschlossen. Seit 2002 besteht für börsennotierte Unternehmen die Pflicht, einen Corporate Governance Kodex nach festgelegten Verhaltensempfehlungen aufzustellen und zu veröffentlichen. Er muss alle angewendeten Standards im Sinne guter und verantwortungsvoller Unternehmensführung definieren. Auf diesem Weg soll das Vertrauen der Anleger, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Leitung und Überwachung börsennotierter Aktiengesellschaften gefördert werden. Obwohl die Essen Hyp nicht börsennotiert ist, haben Vorstand und Aufsichtsrat einen Corporate Governance Kodex für die Bank aufgestellt, da dies unserer Politik der Transparenz entspricht. Gemäß § 161 AktG erklären Vorstand und Aufsichtsrat jährlich, ob den Verhaltensempfehlungen entsprochen wurde und welche Empfehlungen nicht angewendet werden.
Die Stellungnahme des Aufsichtsrats ist im Bericht des Aufsichtsrats enthalten. Unseren Corporate Governance Kodex sowie unsere Erklärung gemäß § 161 AktG haben wir auf unserer Homepage www.essenhyp.com veröffentlicht.

Risikobericht

Risikoüberwachungssysteme

Ziel der Essen Hyp ist es, den Unternehmenswert abzusichern und im vorgegebenen Risikorahmen weiter zu steigern. Hierzu müssen wir die innerbetriebliche Organisation ständig weiterentwickeln und Abläufe sowie Modelle optimieren, um Risiken zu identifizieren, zu quantifizieren und zu steuern. Nur so sind sie transparent und beherrschbar. Auf unserem umfassenden Risikomanagementsystem basiert das tägliche Wissen, das wir für unsere strategischen Entscheidungen nutzen und das uns Chancen erkennen lässt.

Das Management der Hypothekenbank in Essen AG muss einerseits eine verantwortungsvolle, auf die Wertschöpfung ausgerichtete Steuerung sicherstellen und andererseits die effektive Kontrolle des Unternehmens gewährleisten. Hypothekenbanken als Spezialkreditinstitute unterliegen in ihrer Geschäftstätigkeit u. a. zusätzlichen gesetzlichen Beschränkungen, die sich aus dem Hypothekenbankgesetz und einschlägigen Verlautbarungen der Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) ableiten. Die Beachtung dieser Vorschriften und die Verpflichtung, den ständig steigenden Anforderungen der Marktteilnehmer gerecht zu werden, erfordern ein professionelles Handling von Risiken und prägen das Bild einer modernen Hypothekenbank. Durch die weit reichende Internationalisierung, Markttransparenz und Produktvielfalt sind die Geschäftsvorgänge anspruchsvoller und komplexer geworden. Dabei spielen nicht nur die Markt-, Liquiditäts-, Kredit- bzw. Adressenausfallrisiken eine bedeutende Rolle, sondern auch die operationellen Risiken.

Die Essen Hyp subsumiert unter dem Begriff Risiko einen möglichen Verlust aufgrund unerwarteter Veränderungen, die zu negativer Abweichung von prognostizierten Vermögens-, Finanz- und Ertragsentwicklungen der Bank führen könnten. Dabei wird von einem der jeweiligen Risikoart adäquaten Prognosezeitraum ausgegangen.

- Marktrisiken bergen die Gefahr von Verlusten durch nachteilige Veränderungen von Preisen bzw. preisbeeinflussenden Parametern. Für die Essen Hyp sind in diesem Zusammenhang nahezu ausschließlich die Zinsänderungsrisiken von Bedeutung. Im Mittelpunkt unserer Risiko-

betrachtung steht die Quantifizierung des möglichen Overnight-Verlustes. Daneben ermitteln wir auch das Verlustpotenzial bei längeren Haltedauern. Währungsrisiken werden durch entsprechende Absicherungsgeschäfte ausgeschlossen.

- Liquiditätsrisiken bergen die Gefahr, wegen nicht darstellbarer Liquidität vertragliche Zahlungsverpflichtungen nicht oder nicht rechtzeitig erfüllen oder aufgrund unzulänglicher Markttiefe oder Marktstörungen Geschäfte nicht oder nur mit Verlusten auflösen zu können.
- Kredit- bzw. Adressenausfallrisiken bestehen im teilweisen oder vollständigen Ausfall einer von einem Geschäftspartner vertraglich zugesagten Leistung.
- Im Sinne von Basel II definiert die Essen Hyp operationelle Risiken als die Gefahr von Verlusten, die aufgrund der Unangemessenheit oder des Versagens von internen Verfahren, Personal, Technologie oder durch externe Faktoren entstehen. Zu den operationellen Risiken zählen wir auch die rechtlichen Risiken, die sich aus gesetzlichen Rahmenbedingungen, Handlungen und Verträgen ergeben.

Steuerung nach zwei verschiedenen bilanziellen Regelkreisen

Während die Essen Hyp einerseits einen HGB-Einzelabschluss erstellt, ergibt sich andererseits durch die Konzernbilanzierung innerhalb der Commerzbank nach International Accounting Standards/International Financial Reporting Standards (IAS/IFRS) die Notwendigkeit eines zweiten bilanziellen Regelkreises. Die Bank verfolgt als Nichthandelsbuchinstitut weitgehend eine Zinsmakrosteuerung. Die Steuerung nach IAS/IFRS orientiert sich in weitaus höherem Maße am Marktwert. Danach werden alle nicht originär erworbenen Forderungen und Derivate zu Marktwerten bilanziert, da die Kategorie „Held to Maturity“ konzerneinheitlich nicht genutzt wird.

Die Marktwertveränderungen werden je nach bilanzieller Zuordnung entweder erfolgswirksam oder erfolgsneutral erfasst. Diese Teilbilanzierung zu Marktwerten (so genanntes Mixed-Modell) machte die Strukturierung des Gesamtzinsbuches im Rahmen der Gesamtbanksteuerung in Teilportfolios notwendig, um die bilanziellen Wirkungsmöglichkeiten im Rahmen von Limiten zu begrenzen und steuern zu können. Die tägliche Ergebnisermittlung für den Bereich IAS/IFRS dient auch dazu, die potenziellen Auswirkungen von Maßnahmen zur Aktiv-Passiv-Steuerung aufzuzeigen.

Struktur des Risikomanagements – Aufgaben und Verantwortung. Die Risikopolitik der Essen Hyp wird vom Vorstand im Rahmen des Konzernverbundes festgelegt. An dieser orientiert sich das Risikomanagement der Bank.

Die nachfolgende Tabelle gibt die Zuordnung der wichtigsten Aufgaben der Risikoüberwachung und des Risikomanagements zu den verantwortlichen organisatorischen Einheiten wieder:

Steuerung von Markt- und Liquiditätsrisiken

Management von Zinsänderungs-, Liquiditäts- und Währungsrisiken	Fachbereich Treasury und Fachbereich Gesamtbanksteuerung
Risikobemessung und Reporting, Entwicklung einheitlicher Methoden und Verfahren	Abteilung Controlling
Überprüfung der Marktgerechtigkeit abgeschlossener Geschäfte und Einhaltung der Kreditlinien	Abteilung Marktgerechtigkeitsprüfung
Risikoberichterstattung	Abteilung Controlling Abteilung Marktgerechtigkeitsprüfung

Steuerung von Kredit- und Adressenausfallrisiken

von öffentlich-rechtlichen Schuldnern und privatrechtlichen Kreditinstituten	Fachbereich Treasury Abteilung Meldewesen/Kreditanalyse
von privaten Kunden (Hypothekenkredite)	Fachbereich Hypotheken-Marktfolge, Abteilung Meldewesen/Kreditanalyse
Bonitätsresearch in der Staatsfinanzierung	Funktion Research in der Abteilung Meldewesen/Kreditanalyse
Bonitätsresearch in der Hypothekenfinanzierung	Fachbereich Hypotheken-Marktfolge, Abteilung Meldewesen/Kreditanalyse
Überprüfung der Einhaltung der Kreditlinien	Abteilung Marktgerechtigkeitsprüfung, Abteilung Meldewesen/Kreditanalyse
Behandlung von problembehafteten Hypothekenfinanzierungen	Abteilung Risikomanagement Hypotheken, Rechtsabteilung, Kreditabwicklung
Vorschlag für angemessene Risikovorsorge bei problembehafteten Hypothekenfinanzierungen	Fachbereich Hypotheken-Marktfolge, Abteilung Risikomanagement Hypotheken, Kreditabwicklung
Risikoberichterstattung	Fachbereich Gesamtbanksteuerung, Abteilung Meldewesen/Kreditanalyse, Abteilung Risikomanagement Hypotheken

Steuerung von operationellen Risiken

Einführung neuer Produkte	Neue-Produkte-Gruppe
Rechtliche Risiken	Rechtsabteilung, bei Bedarf mit Unterstützung externer Anwälte
Änderung gesetzlicher Rahmenbedingungen	Projektgruppe, zusammengesetzt aus Mitarbeitern tangierter organisatorischer Einheiten
Personal	Abteilung Personal
Aufbau- und Ablauforganisation	Organisationsabteilung in Zusammenarbeit mit der jeweiligen organisatorischen Einheit
DV-Risiken	EDV-/IT-Abteilung
Betriebsmittel und sonstige Infrastruktur	Organisationsabteilung
Interne Kontrollen	Abteilung Interne Revision

Risikoübernahme. Die Übernahme von Risiken oblag noch im ersten Quartal des Berichtsjahres den Fachbereichen mit Kunden- und Produktverantwortung. Hier bestand der Auftrag zur Identifizierung, zur Bewertung und zum aktiven Steuern von Risikopositionen. Mit der Umsetzung der „Mindestanforderungen an das Kreditgeschäft" (MaK) im Geschäftsjahr 2003 wurden diese Verfahrensabläufe abgeändert. Die Funktionen werden nunmehr in erster Linie von den entsprechenden Marktfolgeeinheiten im Sinne eines marktunabhängigen Kreditrisikomanagements verantwortlich übernommen.

Risikoüberwachung

Marktrisiken – Value at Risk (VaR). Datenbasis für die Risikomessung ist die täglich durch die Abteilung Controlling aktualisierte Zinsbindungsbilanz mit den Inkongruenzen pro Quartal. Zur Messung und Quantifizierung dieser Risiken aus Festzinsüberhängen bei sich ändernden Marktzinsstrukturen wird auf Barwert-Kennzahlen zurückgegriffen. Die tägliche Ermittlung der arbitragefreien Zerobond-Abzinsungsfaktoren geschieht auf einer Zinskurve, bestehend aus aktuellen Renditen für öffentliche Pfandbriefe und den Zins-Swaps. Mit ihrer Hilfe werden die anfallenden Cashflows aus Zins und Tilgung abgezinst und zu einer Kennzahl verdichtet.

Die unveränderten Cashflows werden anschließend mit den nach einer simulierten Marktpreisveränderung und einer Haltedauer von einem Geschäftstag sich ergebenden neuen Abzinsungsfaktoren ebenfalls abgezinst. Die Simulation erfolgt unter Verwendung historischer Zinsverläufe der letzten 255 Börsentage. Mit den so errechneten 254 Marktszenarien wird das aktuelle Portfolio jeweils neu bewertet und es werden die Differenzen zwischen den Marktwerten gebildet. Auf Basis einer Verlustwahrscheinlichkeit (Konfidenzniveau) von 97,5 % wird dann die entsprechende maximale Wertveränderung des Zinsbuches berechnet. Der VaR des Gesamtzinsbuches beschreibt das aggregierte Marktrisiko der Bank.

Die Leistungsfähigkeit und die praktische Relevanz des Modells werden regelmäßig über ein Backtesting geprüft. Dabei wird täglich der prognostizierte VaR der tatsächlich eingetretenen Ist-Barwertveränderung gegenübergestellt. Bei Anwendung eines einseitigen Konfidenzintervalls, das sowohl positive als auch negative Wertveränderungen umfasst, werden die so genannten Outliers, d. h. Werte außerhalb des Prognoseintervalls, ermittelt. Im Rahmen eines 97,5%igen Konfidenzniveaus haben wir 2003 neun Werte festgestellt. Zurückzuführen waren diese Wertänderungen u. a. auf ungewöhnlich hohe Marktreaktionen, ausgelöst durch den Irak-Konflikt. Um Verluste zu begrenzen, die über das Konfidenzniveau von 97,5 % hinausgehen, wird unter Berücksichtigung von Extremszenarien ebenfalls eine Verlustobergrenze definiert und das Verlustpotenzial täglich ermittelt. Das Extremszenario ist dergestalt angelegt, dass die maximal eingetretenen

Overnight-Zinsänderungen für die wichtigsten Stützstellen der Zinskurve isoliert über einen Zeitraum von 10 Jahren ermittelt und unkorreliert als Zinsshift auf die aktuelle Zinsstrukturkurve gelegt werden.
Sowohl für den VaR als auch für das Extremszenario werden vom Vorstand in Abstimmung mit dem Aufsichtsrat und der Commerzbank AG Limite vorgegeben, die jederzeit einzuhalten sind.
Per 31.12.2003 betrug der VaR prozentual vom genehmigten Limit 59,2 % und im Jahresverlauf durchschnittlich 70,4 %. Das Limit für Extremszenarien war zum Jahresultimo mit 42,1 % und im Jahresverlauf mit durchschnittlich 53,9 % ausgenutzt.
Darüber hinaus werden Stresstest-Szenarien simuliert, um mögliche Verluste auch bei extremen Marktveränderungen, die in der Regel nicht adäquat über VaR-Modelle abgebildet werden können, besser abschätzen und begrenzen zu können. Stresstests bilden damit eine sinnvolle Ergänzung zu den VaR-Analysen der historischen Simulation.
Neben der Berechnung des VaR und den Simulationsmöglichkeiten mit frei wählbaren Parametern kann das zugrunde liegende Portfolio durch Simulation von veränderten Zinskurven und geplantem Neugeschäft zeitnah angepasst werden.
Die Essen Hyp nutzt für die Ermittlung des VaR und der Marktwerte sowie des Zinsänderungsrisikos das am Markt etablierte EDV-Programm ATLAS sowie selbst entwickelte Bewertungstools.

VaR täglich und im Jahresdurchschnitt zum genehmigten Limit im Jahr 2003 in %



100
90
80
70
60
50
40
30
20
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.



25
20
15
10
5
0
2001
2002
2003
Obergrenze
Wert
Mittelwert p. a.

Auslastung der „Ampel" täglich und im Jahresdurchschnitt zum genehmigten Limit
seit 01.03.2001 in %

„Ampelregelung". Die Essen Hyp ermittelt den potenziellen Barwertverlust des Gesamtportfolios bei einem allgemeinen Anstieg der Zinssätze zwischen zwei aufeinander folgenden Bankarbeitstagen um einen Basispunkt und um 100 Basispunkte für alle Fristigkeiten unter Berücksichtigung von definierten Messpunkten (sog. „Ampelregelung" der BaFin). Dieser mit dem Key-Rate-Verfahren ermittelte Basis-Point-Value darf, bezogen auf einen Anstieg von 100 Basispunkten, einen von der BaFin festgelegten Grenzwert im Verhältnis zum haftenden Eigenkapital nicht übersteigen.
Die Daten werden für jeden Tag ermittelt. Im Jahresverlauf 2003 betrug die „Ampelauslastung" im Durchschnitt 13,8 %, zum Jahresultimo 9,3 %. Die Essen Hyp stellt diese Meldung den Rating-Agenturen Moody's, Standard & Poor's und FitchRatings zur Verfügung. Des Weiteren werden diese Informationen auf aggregierter Basis periodisch auf unserer Internet-Seite veröffentlicht, um unseren Investoren einen Einblick in die Höhe des Zinsänderungsrisikos der Bank zu ermöglichen.

Internes Berichtswesen. Der Gesamtvorstand sowie die Leitung der Fachbereiche Treasury und Gesamtbanksteuerung werden täglich über die Entwicklung des Marktwertes der Zinsbindungsbilanz, die Höhe des VaR und die Auslastung der diversen Risikolimite sowie die Höhe des gemäß „Ampelregelung" errechneten Zinsänderungsrisikos informiert. Daneben werden die Barwerte der ausstehenden öffentlichen Pfandbriefe, der

Hypothekenpfandbriefe und ihrer jeweiligen Deckungsstöcke sowie deren Veränderung unter definierten Stress-Szenarien ermittelt und die Werte kommuniziert. Der Gesamtvorstand wird des Weiteren durch den Bereichsleiter Treasury über die kurz- und langfristige Liquiditätslage der Bank in der wöchentlichen Vorstandssitzung unterrichtet.

30/09/03

Eröffnung der Repräsentanz Paris













1 Sektempfang vor dem Musée Jacquemart-André 2 Begrüßungsrede von Harald Pohl, Vorstandsmitglied der Essen Hyp 3 Harald Pohl im Gespräch mit Alain Terrenoire, Präsident von PanEurope France, und Fritjof von Nordenskjöld, Botschafter der Bundesrepublik Deutschland in Paris 4 Zeit für Gespräche mit Geschäftspartnern: Assem El Alami, Repräsentant der Essen Hyp in Paris (Bildmitte) 5 Noëlie Lenoir, Generalsekretärin für die französisch-deutsche Kooperation, zählte ebenfalls zu den Gästen 6 Alain Terrenoire während seiner Rede 7 Führung durch das Museum

Im Rahmen der Gesamtbanksteuerung tagt wöchentlich ein Asset-Liability-Ausschuss (ALCO), in dem über die Zinspositionen, die Entwicklung der Ertrags- und Risikokennzahlen sowie melderechtliche Erfordernisse beraten und im Rahmen der Kompetenzen entschieden wird. In diesem Ausschuss sind neben dem Ressortvorstand für das Treasury bzw. seinem Stellvertreter die Leiter aller operativen und die der Back-Office-Fachbereiche sowie der Leiter der Abteilung Controlling und des Research vertreten. Der Leiter des Ausschusses berichtet wöchentlich über die Vorschläge und Empfehlungen des ALCO im Rahmen der Vorstandssitzung.

Daneben erhält der Gesamtvorstand monatlich differenzierte Berichte der Fachbereiche und -abteilungen. In diesem Zusammenhang berichtet die Abteilung Controlling u. a. über die im abgelaufenen Monat getätigten Geschäfte, die Entwicklung des Marktwertes sowie in Form einer Übersicht über schwebende Termingeschäfte einschließlich der Options- und Pensionsgeschäfte. Der Monatsbericht des Fachbereichs Bilanzen und Steuern erläutert u. a. die Entwicklung der Bilanz- und der GuV-Positionen nach HGB und IAS/IFRS. Im Reporting des Fachbereichs Wertpapiertechnik sind u. a. Informationen über die Struktur der Kreditbestände enthalten; die Abteilung Meldewesen/Kreditanalyse dokumentiert die Ratings unserer Kreditnehmer bzw. analysiert etwaige Veränderungen in deren Bonitätseinschätzung. Schließlich informiert die Abteilung Marktgerechtigkeitsprüfung über das Ergebnis der Marktkonformitätskontrolle bezüglich abgeschlossener Geschäfte.

Im Zeichen der Internationalisierung unseres Hypothekengeschäfts steht die Eröffnung unserer Repräsentanz Paris am 1. Februar 2003, die wir Ende September im ehrwürdigen Museum Jacquemart-André gefeiert haben.



Aufbauend auf den monatlichen Reportingberichten wurde im Rahmen der weiteren Umsetzung der MaK an der Einführung eines Prozesses zur Erstellung eines Quartalsberichts im Sinne dieser Vorschrift gearbeitet. Der erste Bericht erfolgte im Februar 2004 rückwirkend für das 3. Quartal 2003.

Kredit- oder Adressenausfallrisiken

Staatskredit und sonstige fremde Wertpapiere. Die Staatsfinanzierung und die Kreditvergabe an privatrechtlich organisierte Kreditinstitute und sonstige Adressen sind mit einem Anteil von 80,8 % am Bilanzvolumen geschäftspolitisch vorgegeben das größte Geschäftsfeld der Essen Hyp. Dieses Portfolio (inkl. anteiliger Zinsen in Höhe von € 1,3 Mrd.) hatte zum 31.12.2003 ein Volumen von € 59,9 Mrd.

Die hohe Qualität unserer öffentlichen Deckungswerte (per 31.12.2003 € 50,8 Mrd.) wird zum einen durch die geringe durchschnittliche Risikogewichtung nach BIZ und zum anderen durch die externen Ratings der internationalen Rating-Agenturen ersichtlich. Unter Berücksichtigung der BIZ-Standards werden 61,9 % dieser Aktiva mit einer Risikogewichtung von 0 % eingestuft, 14,6 % mit 10 % bzw. 23,5 % mit 20 %. Die Analyse des Kreditportfolios unter Rating-Gesichtspunkten zeigt, dass 30,6 % des Bestands mit Triple-A bewertet sind, 45,7 % mit Double-A, 5,3 % mit Single-A und 0,6 % mit Triple-B. Die nicht extern gerateten Aktiva, 17,8 %

der gesamten Ausreichungen, bestehen zu 41,6 % aus Krediten an öffentlich-rechtliche Kreditinstitute und zu 58,4 % aus Forderungen an in- und ausländische öffentliche Haushalte, die nach unserer eigenen Bonitätsanalyse ebenfalls über eine ausgezeichnete Kreditqualität verfügen.

Die Zusammensetzung des für die Besicherung der öffentlichen Pfandbriefe dem Treuhänder übergebenen Kreditportfolios kann ebenfalls unserer Homepage entnommen werden. Monatlich aktualisiert informiert die Essen Hyp dort unter Beachtung des Bankgeheimnisses ihre Investoren über die Qualität und Zusammensetzung der Deckungswerte.

Die Kreditvergabe an ausländische öffentliche Adressen sowie an privatrechtlich organisierte Kreditinstitute und sonstige Adressen ist grundsätzlich von einem Mindestrating im Investmentgrade-Bereich abhängig. Unser Außerdeckungsgeschäft (ohne Derivate) mit diesen Adressen betrug zum 31.12.2003 € 4,3 Mrd., wobei 0,2 % ein Rating von Triple-A, 22,4 % ein Rating von Double-A, 69,7 % von Single-A und 4,3 % von Triple-B aufwiesen. Kredite mit einem Volumen von weniger als € 0,2 Mrd. haben kein externes Rating. Die Zusammensetzung des Außerdeckungsgeschäfts unter diversen Gesichtspunkten ist – periodisch aktualisiert – ebenfalls im Internet detailliert dargestellt.

Die Hypothekenbank in Essen AG erfüllt konsequent das Gentlemen-Agreement aller im Verband deutscher Hypothekenbanken zusammengeschlossenen Banken mit der BaFin, wonach Neuengagements mit nicht deckungsfähigen Adressen nur getätigt werden dürfen, wenn diese über ein externes Mindest-Rating von A-/A3 oder ein vergleichbares internes Rating verfügen. Das Volumen der Kredite, deren Rating zu einem späteren Zeitpunkt auf unter A-/A3 gefallen ist, darf das Einfache des haftenden Eigenkapitals der Bank nicht überschreiten.

Rating Deckungsstock

Stand: 31.12.2003

Standard & Poor's / Moody's / FitchRatings	in Mio. €	in %
AAA / Aaa / AAA	15.550	30,60
AA+ / Aa1 / AA+	3.572	7,03
AA / Aa2 / AA	11.706	23,03
AA- / Aa3 / AA-	7.943	15,63
A+ / A1 / A+	1.001	1,97
A / A2 / A	885	1,74
A- / A3 / A-	834	1,64
BBB+ / Baa1 / BBB+	262	0,52
BBB / Baa2 / BBB	32	0,06
Ohne Rating	9.036	17,78
Gesamt	50.821	100,00

Länderrisiken. Für die Koordinierung aller mit Länderrisiken zusammenhängenden Fragen und deren Umsetzung bedient sich die Bank auch des Know-hows im Konzern. In enger Abstimmung mit unseren Aufsichtsgremien werden die Limite auf der Grundlage der internen und externen Bonitätsbeurteilung auch in Abhängigkeit vom Gesamtkreditexposure des Commerzbank-Konzerns festgelegt.
Die Bank hat insgesamt ein Kreditvolumen in Höhe von € 1,2 Mrd. in Form von an europäischen Börsen gelisteten Wertpapieren an die zum 01.05.2004 der Europäischen Union beitretenden neuen Mitgliedsstaaten mit einer mittleren Laufzeit von neun und einer maximalen Laufzeit von zehn Jahren ausgereicht. Die Essen Hyp hat nicht in Emerging-Market-Länder investiert.

Derivate. Die Bank reduziert das Adressenausfallrisiko durch den Einsatz von bilateralen Rahmenverträgen, die in der Regel eine Nettingabsprache beinhalten. Auch hier besteht eine im Konzern einheitliche Vertragsregelung. Die Zusammensetzung des Derivatevolumens in Abhängigkeit vom Rating des Kapitalmarktpartners ist der nachfolgenden Tabelle zu entnehmen (siehe auch Seite 86 im Anhang):

Rating unserer Derivate-Kontrahenten

in Mio. €/Restlaufzeit

Rating	<1 Jahr	1–5 Jahre	>5 Jahre	Summe
Triple-A	60	447	4.930	5.437
Double-A	4.530	26.600	16.815	47.945
Single-A	10.655	50.086	35.194	95.935
Nicht geratet	5.195	39.543	23.737	68.475
Gesamt	20.440	116.676	80.676	217.792

Die nicht gerateten Adressen betreffen mit folgenden Volumina deutsche Töchter ausländischer Finanz- und Kreditinstitute, die ihrerseits über ein entsprechend gutes Rating verfügen. In der Regel haben wir dieses Rating gedanklich als implizites Rating unseren Kontrahenten zugeteilt:

Implizites Rating unserer Derivate-Kontrahenten

in Mio. €/Restlaufzeit

Rating	<1 Jahr	1–5 Jahre	>5 Jahre	Summe
Single-A	5.195	39.474	23.512	68.181
Nicht geratet	0	69	225	294
Gesamt	5.195	39.543	23.737	68.475

Derzeit keine Zins-Derivate zur barwertigen Deckung. Seit dem Inkrafttreten des 4. Finanzmarktförderungsgesetzes 2002 und der damit einhergegangenen Änderung des Hypothekenbankgesetzes ist es gestattet, auch Derivate in den Deckungsstock einzustellen. Hintergrund ist, dass die derzeit vom Gesetz geforderte nominelle Deckung von umlaufenden Pfandbriefen und Deckungswerten nicht die wertmäßige Veränderung durch Zinsschwankungen abdeckt. Dieses Zinsänderungsrisiko soll durch die Vorgabe eines barwertigen Deckungsüberhanges, bezogen auf die Differenz der Barwerte der umlaufenden Pfandbriefe und der Deckungswerte, als Bedingung für die Emission von Pfandbriefen ausgeschaltet werden.
Währungsswaps, die bis zum Inkrafttreten des 4. Finanzmarktförderungsgesetzes zur Ausschaltung von Währungsrisiken aus im Deckungsstock befindlichen Fremdwährungs-Kommunalkrediten abgeschlossen wurden, sind mit ihrem Barwert von € -9 Mio. per 31.12.2003 im barwertigen Deckungsstock enthalten.
Die Hypothekenbank in Essen AG hat zum jetzigen Zeitpunkt keinen Anlass, Zinsderivate in Deckung zu nehmen. Der Marktwert unserer Deckungswerte war und ist immer höher als der Marktwert unserer umlaufenden öffentlichen Pfandbriefe. Entsprechende Auswertungen gehen den Rating-Agenturen quartalsweise zu. Diese Marktwerte bzw. die Marktwertveränderungen können auch auf unserer Homepage eingesehen werden. Gleichwohl haben wir die erforderlichen Vertragsverhandlungen mit unseren Derivatepartnern aufgenommen, um bei Bedarf und nach deren Zustimmung ggf. erforderliche Derivate in den Deckungsstock aufzunehmen.

Risiken im Immobiliengeschäft

Die Einschätzung von Kreditrisiken im Immobiliengeschäft obliegt dem Fachbereich Hypotheken, im Speziellen der Marktfolge. Er wird unterstützt durch die Abteilung Meldewesen/Kreditanalyse, die Spezialgruppe Risikomanagement Hypotheken und durch unsere Tochtergesellschaften, die Essen Hyp Immobilien GmbH und die Immobilien Expertise GmbH.
Die Verantwortlichkeiten und Kreditkompetenzen sind in elektronischen Organisationshandbüchern klar definiert. Für das Retailgeschäft verfügt die Bank derzeitig über ein angemessenes Kunden- und Objektscoring, welches auch in der Zusammenarbeit im Konzernverbund Anwendung findet. Im Zuge der Umsetzung der Anforderungen des Internen Ratings gemäß Basel II werden wir unter Federführung unserer Konzernmutter ein entsprechendes Scoringsystem zur Bonitätsbeurteilung im Rahmen der Finanzierung privater Wohnimmobilien abschließend konzipieren.

Außerhalb des Kleindarlehengeschäfts steht neben der Bonität des Kreditnehmers insbesondere die Wertermittlung durch die zertifizierten Gutachter unseres Tochterunternehmens, der Immobilien Expertise GmbH, zur Festsetzung des Beleihungswertes im Blickpunkt des Kreditvergabeprozesses. Die Erträge aus den beliehenen Immobilien müssen nachhaltig die an uns zu entrichtenden Zins- und Tilgungsleistungen unter Einbeziehung von nicht umlegbaren Bewirtschaftungskosten übersteigen. Die Bank setzt mit Zustimmung des Kreditausschusses des Aufsichtsrats Guidelines ein, in denen – unterteilt für das ausländische und für das inländische Hypothekengeschäft – u. a. Mindest-Coverage-Ratios für den Schuldendienst definiert werden. Weiterhin werden darin diejenigen Objekttypen aufgeführt, die die Bank derzeit nicht bzw. nur unter bestimmten Bedingungen beleihen will. Zur Früherkennung von Kreditrisiken haben wir unter Berücksichtigung möglicher Gefährdungsfaktoren wie Leistungsstörungen, negative Branchenentwicklungen, Mietausfallrisiken, marktbedingte Verschlechterungen von Objektlagen usw. ein Frühwarnsystem installiert, das uns in die Lage versetzen soll, latente Risiken präziser identifizieren und abbilden zu können. Die Organisation und Strukturierung der Bearbeitung aller zahlungsgestörten oder anderweitig auffälligen Darlehensengagements mit Risikopotenzial wurde an die spezifischen Anforderungen der MaK angepasst. Unser Portfolioanteil an größervolumigen Immobilienfinanzierungen – insbesondere solche in den östlichen Bundesländern – unterliegt stetig aktualisierten Risikoanalysen. Dies entspricht der Handhabung in den Vorjahren. Zu den risikomindernden Aktivitäten zählen u. a. die Verstärkung von Sicherheiten, die Neustrukturierung des Engagements und letztendlich auch die Bildung einer angemessenen Risikovorsorge entsprechend den strengen Maßstäben der Essen Hyp.

Der Kreditausschuss des Aufsichtsrats wird zu jeder seiner periodisch stattfindenden Sitzungen über die Entwicklung von Problemengagements ab einer festgelegten Größenordnung sowie über die Portfoliostruktur unseres Bestandes an Hypothekendarlehen unterrichtet.

Interne Ratings

Sowohl die Änderungen der bankenaufsichtsrechtlichen Rahmenbedingungen zur Kapitalunterlegung von Kreditrisiken gemäß Basel II als auch die Bestimmungen zur Kreditprozessgestaltung nach den MaK stellen hohe Anforderungen an alle Kreditinstitute. Entsprechend hat die Essen Hyp im Geschäftsjahr 2003 die Entwicklung von Methoden zur Mindestkapitalermittlung und zur Risikomessung nach dem Internen Ratingansatz (IRB)

für das Staatskreditgeschäft, genauso wie für das Hypothekargeschäft, in enger Abstimmung mit unserer Konzernmuttergesellschaft, der Commerzbank AG, vorangetrieben.

Ergänzend dazu haben wir uns in den Gemeinschafts-Projekten „Loss Given Default"-Grading (LGD) und „Probability of Default"-Rating (PD) engagiert. Ziel der Projekte ist es, die Bausteine zur Erreichung eines Basel-II-konformen Ratings unter Berücksichtigung der Besonderheiten von Hypothekenbanken zu optimieren und entsprechende Ratingtools zu entwickeln. Kern des LGD-Projektes für das Hypothekargeschäft ist ein Ratingmodul, mit dem die Verlustquote nach Verwertung von Sicherheiten pro Kredit bei Ausfall des Kreditnehmers errechnet wird. Die zugrunde liegende Systematik erlaubt es den Instituten, unter Verwendung von verbandsweiten Kriterien (Erlösquoten und Abwicklungsdauern) und institutsspezifischen Parametern (z. B. Abwicklungskosten, Dauer bis zur Abwicklung des Engagements) den LGD für Hypothekarkredite in Abhängigkeit von den (Immobilien-)Sicherheiten eigenständig zu ermitteln. Mit Abschluss des Projektes wurde uns ein weiterer Baustein zur Berechnung der Eigenkapitalunterlegung – die LGD-Komponente – zur Verfügung gestellt, welche bereits als erste Arbeitsversion in unserem hausinternen System implementiert ist. Abschließende Testarbeiten, die Umsetzung entsprechender Teilprojekte und die endgültige Implementierung von weiteren Daten sind im Geschäftjahr 2004 vorgesehen. In diesem Zusammenhang ist zudem zu erwähnen, dass sich die Essen Hyp im abgelaufenen Jahr gemeinsam mit anderen im Verband deutscher Hypothekenbanken (VDH) zusammengeschlossenen Hypothekenbanken vertraglich zur Fortführung des LGD-Projektes verpflichtet hat. Dies beinhaltet insbesondere die Weiterentwicklung der o. g. Berechnungssystematik sowie die Auswertung der seitens der beteiligten Häuser gemeldeten Daten. Vertragspartner ist die Hyp Real Estate Rating Services GmbH, eine 100%ige Tochter des VDH.

Mit der vollständigen Implementierung des LGD-Gradings in die hauseigene EDV im Jahr 2004 wird die systemseitige Errechnung des LGD – und damit die interne Messung des Verlustes im Aus- bzw. im Verzugsfall – nach dem fortschrittlichen IRB-Ansatz möglich sein.

Die Vertragsverhandlungen im Gemeinschaftsprojekt „PD-Rating" für gewerbliche Immobilienkunden mit dem Bank-Verlag Köln, der RES Consult GmbH, Leipzig (ein Unternehmen der Universität Leipzig), und dem Lehrstuhl für Statistik der Universität Regensburg wurden Mitte vergangenen Jahres erfolgreich abgeschlossen. Unter Einbringung des immobilienspezifischen Know-hows der insgesamt sechs beteiligten Projektbanken wurde bereits ein PD-Prototyp mit ersten Ratingfunktionen



Roadshow Europa

in Madrid, London, Paris, Budapest, Mailand und Frankfurt/Main





Investoren treffen und detailliert informieren – dieser Aufgabe widmet sich die Hypothekenbank in Essen AG jedes Jahr mit großem Engagement. Im Mittelpunkt stand dabei die im November 2003 gestartete Europa-Roadshow mit Stationen in Madrid, London, Paris, Budapest, Mailand und Frankfurt am Main. Zu jedem der Termine wurde die Bank von Bundeskanzler a. D. Dr. Helmut Kohl begleitet, der sich in seinem Gastvortrag einmal mehr als Streiter für eine Zukunft in einem gemeinsamen Europa erwies.







1 Roadshow-Station in Madrid: (von links) Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp; Bundeskanzler a. D. Dr. Helmut Kohl; Dr. Axel Frhr. von Ruedorffer, Aufsichtsratsvorsitzender der Essen Hyp 2 Festlicher Rahmen bei der Roadshow in Paris im Grand Hôtel Intercontinental 3 Außergewöhnlicher Veranstaltungsort beim Roadshow-Termin in Madrid: die Fundación Real Fábrica de Tapices 4 (von links) Harald Pohl und Michael Fröhner, beide Vorstandsmitglieder der Essen Hyp, sowie Günter Pless, Leiter des Fachbereichs Treasury der Essen Hyp, im Gespräch mit Claudio Boada, Ehrenpräsident der Asociación para el Progreso de la Dirección (APD) 5 Begrüßungsrede von Hubert Schulte-Kemper in Budapest 6 Zahlreiche Ehrengäste auf dem Roadshow-Termin in Paris: (von links) Hubert Schulte-Kemper; Bundeskanzler a. D. Dr. Helmut Kohl; Jacques Delors, ehemaliger Präsident der Europäischen Kommission; Roland Dumas, ehemaliger französischer Außenminister; Andreas de Maizière, Vorstandsmitglied der Commerzbank AG

Roadshow Europa

in Madrid, London, Paris, Budapest, Mailand und Frankfurt/Main













7 Roadshow-Termin in London: Sektempfang im Foyer des Victoria & Albert Museum 8 Vortrag von Bundeskanzler a. D. Dr. Helmut Kohl mit anschließendem Gala-Diner 9 Thomas Matussek, Botschafter der Bundesrepublik Deutschland in London, bei seiner Begrüßungsrede 10 Roadshow-Termin in Budapest: (von links) Kardinal Dr. Péter Erdö, Hubert Schulte-Kemper und Józsefné Antall, Ehefrau des verstorbenen Ministerpräsidenten Ungarns, im Gespräch mit Bundeskanzler a. D. Dr. Helmut Kohl 11 *Blick in den Veranstaltungssaal im* Museum für Bildende Künste in Budapest 12 Nicholas Teller, Vorstandsmitglied der Commerzbank AG, begrüßte dort die Gäste der Essen Hyp









Mehr als 300 Gäste begrüßte der Vorstand der Essen Hyp auf jedem seiner Roadshow-Termine, darunter viele Kapitalmarkt-Experten und Investoren, aber auch Prominenz aus Wirtschaft und Politik. Auf den Terminen wurden bestehende Kontakte vertieft und neue Geschäftspartnerschaften begründet. Dazu informierte der Vorstand der Essen Hyp ausführlich über das deutsche Pfandbriefsystem und die Sicherheit der eigenen Produkte. Mit Erfolg, wie die Überzeichnung eines Anfang 2004 emittierten Jumbos belegt. Abschluss der Roadshow war Mitte Februar ein Roadshow-Termin im Hause der Konzernmutter, der Commerzbank AG, in Frankfurt am Main.











13 Roadshow-Termin in Mailand: Dr. Axel Frhr. v. Ruedorffer im Gespräch mit Cesare Romiti, Präsident des Verlagshauses RCS Editori und Aufsichtsratsvorsitzender der Corriere-Gruppe 14 Präsentation der Essen Hyp im Bankett-Saal des Hotel Principe di Savoia in Mailand 15 Großes Medienaufgebot bei der Begrüßung der Gäste: Cesare Romiti gemeinsam mit Hubert Schulte-Kemper 16 Klaus Neubert, Konsul der Bundesrepublik Deutschland in Mailand, im Gespräch mit Bundeskanzler a. D. Dr. Helmut Kohl 17 Präsentation der Essen Hyp im Plaza Restaurant im Frankfurter Commerzbank-Tower 18 (von links) Friedrich Bohl, Bundesminister für besondere Aufgaben und Chef des Bundeskanzleramtes a. D., im Gespräch mit Dr. Helmut Reitze, Intendant des Hessischen Rundfunks, und Klaus-Peter Müller, Vorstandssprecher der Commerzbank AG 19 Zu Gast bei der Essen Hyp: Dr. h. c. Erivan Karl Haub, Geschäftsführender Gesellschafter der Tengelmann-Warenhandelsgesellschaft (Bildmitte) 20 Bundeskanzler a. D. Dr. Helmut Kohl während seines Vortrags 21 (von links) Hubert Schulte-Kemper, Bundeskanzler a. D. Dr. Helmut Kohl und Klaus-Peter Müller auf dem Weg zur Präsentation

entwickelt und den Instituten zur Verfügung stellt. Es handelt sich dabei um einen Vorläufer des noch vollständig zu entwickelnden, endgültigen Ratingtools. Die Messung der Probability of Default ermittelt die Ausfallwahrscheinlichkeit innerhalb eines einjährigen Zeithorizonts für Kredite, die einer internen Ratingklasse zugeordnet sind. Im Zuge der Anwendung des Ratingprozesses durch die am Projekt beteiligten Häuser wird das System künftig im Stande sein, auf Grundlage der vorliegenden Daten eine Basel-II-konforme Ausfallwahrscheinlichkeit für den jeweiligen Kreditnehmer zu berechnen.

Besondere Bedeutung im Rahmen der erfolgreichen Konzeption des PD-Ratings ist in diesem Zusammenhang der Qualität und dem Umfang der vorliegenden Datenmengen beizumessen. Durch die Verpflichtung der beteiligten Banken zur kontinuierlichen Datenlieferung wird eine Basis geschaffen, die die notwendigen Voraussetzungen zur Kalibrierung und Validierung liefert.

Die Essen Hyp hat sich bezüglich der Umsetzung der Anforderungen des IRB und unter Berücksichtigung der Vorgaben gemäß MaK entsprechend organisiert und beginnt auf Grundlage des entwickelten PD-Ratings mit ersten praktischen Ratinganalysen.

Mit der abschließenden Umsetzung der genannten Ratingkomponenten wird unser Haus die Voraussetzung zur vollständigen Etablierung einer institutsspezifischen Risikoklassifizierung sowie zur Umsetzung und Anwendung der Eigenkapitalunterlegung und risikoadjustierten Preisgestaltung im Sinne der Anforderungen des fortschrittlichen internen Ratingansatzes gemäß Basel II erfüllen.

Für die Bank gilt es dabei weiterhin, die Entwicklung des PD-Ratings für Immobilienkunden in enger Abstimmung bzw. in Kooperation mit der Commerzbank AG vorzunehmen.

Risikovorsorge

Den erkennbaren Risiken des Kreditgeschäfts wird durch die Bildung von Einzelwertberichtigungen und durch Pauschalwertberichtigungen für latente Risiken in angemessenem Umfang Rechnung getragen. Es bestand für uns bisher keinerlei Notwendigkeit, im Kreditgeschäft mit öffentlichen bzw. öffentlich-rechtlichen Institutionen Einzelwertberichtigungen oder Rückstellungen zu bilden.

In den Einheiten des Hypothekengeschäfts erfolgt unterjährig auf Basis sorgfältiger Analysen eine Einschätzung notwendiger Vorsorgemaßnahmen, um auf diese Weise Planungssicherheit für die Bank zu gewährleisten.

Liquiditätsrisiken

Das Liquiditätsmanagement der Bank wird im Fachbereich Treasury vorgenommen. Grundlage ist die taggenaue Auflistung aller Zahlungsströme. Für die Beurteilung der Liquiditätssituation ist von Bedeutung, dass die Aktiva der Staatsfinanzierung, der Bank- und Industrieanleihen hoch liquide sind und somit bei Bedarf im Rahmen der nominellen Überdeckung zur Beschaffung von Liquidität kurzfristig veräußert bzw. in den Repo-Markt gegeben werden können. Die Bank ermittelt das Liquiditätsrisiko, indem die Höhe der Inkongruenzen in Form einer Kapitalablaufbilanz dargestellt wird. Diese werden ins Verhältnis gesetzt zu bestehenden kurzfristigen Refinanzierungslinien zzgl. der Liquiditätsreserve, wodurch eine entsprechende Einschätzung ermöglicht wird. Die Liquiditätspositionen sind zusätzlich nach dem Grundsatz II zu steuern, dessen Kennziffer zum Jahresende 1,21 (gesetzlich geforderte Untergrenze: 1,0) ausmachte.

Operationelle Risiken

Im Vorgriff auf die aus Basel II resultierenden Anforderungen an das Risikomanagement und die Überwachung operationeller Risiken hat die Essen Hyp bereits im Jahre 2001 eine ursachenspezifische Risikokategorisierung und -definition erarbeitet. Parallel zu den Basel-II-Kriterien entsprechen wir damit auch der Kategorisierung im Konzern der Commerzbank AG.
Dazu werden im Rahmen eines Self-Assessments, welches nahezu alle Mitarbeiter unseres Hauses einbezieht, wichtige Informationen über vorhandene bzw. potenzielle Risiken in den einzelnen Bereichen der Bank erhoben.

Entwicklung Grundsatz-II-Kennziffer



2,5
2
1,5
1
0,5
0
gesetzliche Untergrenze
Jan.
Feb.
März
April
Mai
Juni
Juli
Aug.
Sep.
Okt.
Nov.
Dez.

Die Bandbreite der Bewertungen und Kommentierungen, die von Seiten der Teilnehmer im Rahmen der Self-Assessments abgegeben werden, erfassen dabei u. a. Faktoren wie die EDV-Technik (z. B. Auswirkungen von IT-Ausfallzeiten, die Qualität der Administration der eingesetzten Software, Funktionalität von Systemschnittstellen, den Schutz vor User-Fehleingaben), die Verfahrensweisen und Prozesse (Qualität und Umfang organisatorischer Regelungen sowie Kompetenzen hinsichtlich der Initiierung, Genehmigung und des Abschlusses von Geschäften) sowie mögliche kriminelle und unautorisierte Handlungen (Kontrollmechanismen, Schutz von Kunden-, System- und Anwendungsdateien).
Diese Befragung haben wir im November 2003 zum dritten Mal in der Essen Hyp durchgeführt. Auf der Grundlage einer entsprechend konzipierten Datenbanklösung können die gesamte Datenpflege und Historisierung sowie die Analyse der Ergebnisse durchgeführt werden.
Die Essen Hyp ist ferner eingebunden in das Konzernprojekt der Commerzbank AG zur Sammlung von operationellen Schadensfällen. Mit Blick auf die Erfüllung der zu erwartenden gesetzlichen Anforderungen bezüglich der Erreichung des Standardansatzes bzw. des IRB-Messansatzes zur Kapitalunterlegung ergibt sich die Notwendigkeit zur strukturierten Sammlung, Historisierung und Auswertung eingetretener Schäden. Dies dient dem Ziel, operationelle Risiken in Form einer Value-at-Risk-Kennzahl quantifizierbar zu machen.
Vor diesem Hintergrund haben wir damit begonnen, die seit Jahresbeginn 2002 in unserem Hause eingetretenen Verlustereignisse in der Größenordnung ab T€ 5 aufzunehmen und zu kommunizieren. Die Anbindung der Essen Hyp an das intranetbasierte Loss Collection Tool der Commerzbank AG, das der konzernweiten Sammlung und Auswertung einschlägiger Verlustdaten dient, fand Mitte des abgelaufenen Geschäftsjahres statt. Über das Intranet der Commerzbank AG werden seitdem die in unserem Hause eingetretenen operationellen Schadensfälle direkt in die Konzernschadensfalldatenbank eingegeben. Aus der Analyse der konzernweit gesammelten einschlägigen Verluste erwarten wir dezidierte Aufschlüsse bezüglich des künftigen Managements dieses Risikotyps. Zudem meldeten wir im abgelaufenen Geschäftsjahr erstmals auch die in unserem Hause auftretenden Rechtsrisiken an die Konzernobergesellschaft. In der Essen Hyp erfolgt monatlich eine Meldung über eingetretene operationelle Schäden an den Vorstand. Die gesamten operationellen Schäden der Essen Hyp im Jahr 2003 hatten eine Größenordnung von T€ 111.
Aber nicht erst durch die Self-Assessments, respektive durch die Sammlung einschlägiger Schadensfälle, wurden wir für operationelle Risiken sensibilisiert. Wir analysieren mit Blick auf mögliche Schwachstellen schon seit Jahren

die „klassischen" operationellen Risiken im Bereich der Aufbau- und Ablauforganisation, der EDV und der elektronischen Kommunikation im Innen- und Außenverhältnis (Stichwörter: Intranet, Internet und E-Mail), in der Verfügbarkeit von qualifiziertem Personal, dem Vorhandensein von adäquaten Betriebsmitteln und im rechtlichen Bereich. Dabei nehmen wir für ausgesuchte Spezialthemen auch die Unterstützung von Unternehmensberatern und anderen externen Spezialisten in Anspruch. So beauftragen wir auch periodisch externe Firmen mit der Überprüfung der Sicherheit unseres EDV-Netzes, z. B. gegen sog. Hacker-Angriffe.
Weitere Beispiele der Prävention von operationellen Risiken sind die Erstellung neuer bzw. die Verfeinerung bestehender Notfallpläne für alle Teilbereiche der Bank. Um denkbare Ausfälle im EDV-Bereich auszuschließen, unterhält die Bank an zwei räumlich weit auseinander gelegenen Standorten in Essen selbstständige Rechenzentren, von denen eines als Back-up-System im Falle des Ausfalls des „Working"-Systems dient. Am Standort des Back-up-Rechenzentrums wurden zudem Notfall-Räumlichkeiten eingerichtet, mit denen die auf das Notwendige beschränkte Fortführung des Geschäftsbetriebes für eine Übergangszeit im Falle der Zerstörung bzw. des Ausfalls unserer Zentrale sichergestellt ist. Damit werden rund um die Uhr ein ungestörter Betrieb und die Kontinuität der Geschäftsprozesse bei Eintreten eines Notfalls gewährleistet. Auch im Geschäftsjahr 2003 wurden Mitarbeiter in den operativen Einheiten und im Back-Office durch zertifizierte arbeitsplatzspezifische und -übergreifende Ausbildungen weiterqualifiziert, um Bearbeitungsmängel aufgrund fehlender Fachkenntnisse möglichst zu verhindern.

Rechtsrisiken

Die Rechtsabteilung der Bank fungiert als interner Dienstleister bei allen juristischen Fragen. Hierzu zählen die Beratung und die rechtliche Würdigung von Verträgen sowie das Abfassen von Rahmenabkommen und außerhalb des Standards liegende Vertragsgestaltungen. Durch eine frühzeitige Einschaltung werden Beschränkungen der Handlungsmöglichkeiten aufgrund vorgegebener Rahmenbedingungen erkannt. Gleichzeitig wird das Potenzial gegebener rechtlicher Gestaltungsmöglichkeiten ausgeschöpft. Unsere Rechtsabteilung ist zudem an der Abwicklung problembehafteter Engagements beteiligt. Im Bedarfsfall bedienen wir uns zusätzlich externer Rechtsberatung. Für die Bearbeitung ausländischer Hypotheken- und Kommunalkredite nehmen wir grundsätzlich die Unterstützung internationaler Anwaltssozietäten in Anspruch. Die Rechtsabteilung informiert den Vorstand regelmäßig über neue Rechtsentwicklungen und sich daraus ergebende Risiken und Konsequenzen für unser Haus.

Interne Revision

Die Interne Revision der Essen Hyp ist ein wesentlicher Bestandteil des „Internen Kontrollsystems". Die Stabsabteilung überwacht als prozessunabhängige Instanz im Auftrag des Vorstands bestehende Strukturen und Prozesse in Verbindung mit der Früherkennung möglicher Risiken. Das Hauptaugenmerk liegt darauf, die Qualität von im Arbeitsablauf eingebauten Sicherungsmaßnahmen und vorgegebenen internen Kontrollen zu prüfen und zu beurteilen. Dem Vorstand sowie den Fachbereichen und Abteilungen wird Rückmeldung zur Ausgestaltung und Angemessenheit der Risikoüberwachung gegeben. Über wesentliche Revisionsfeststellungen wird der Aufsichtsrat in seiner turnusmäßig nächsten Sitzung informiert. Darüber hinaus erhält der Aufsichtsrat in der ersten Sitzung eines jeden neuen Geschäftsjahres einen umfassenden Bericht über alle wesentlichen Revisionsfeststellungen des abgelaufenen Geschäftsjahres sowie den Stand der Behebung dieser Beanstandungen. Festgestellte schwer wiegende Mängel sind unverzüglich dem Vorsitzenden des Aufsichtsrats anzuzeigen.

Die Interne Revision ist aufgrund eines kontinuierlich weiterentwickelten, langfristigen Prüfungsplans tätig, auf dessen Grundlage vom Gesamtvorstand – mit gleichzeitiger Information an den Vorsitzenden des Aufsichtsrats – ein jährlicher Prüfungsplan verabschiedet wird. Die vorgesehenen Prüfungen umfassen alle Teilbereiche der Bank. Ordnungsmäßigkeits- und Systemprüfungen finden in festgelegten zeitlichen Intervallen statt. Bei besonderen Risiken und gesetzlich Auflagen (z. B. Vorkehrungen im Rahmen des Geldwäschegesetzes) ist mindestens eine jährliche Prüfung sichergestellt. Der Prüfungsturnus wird im langfristigen Prüfungsplan festgehalten. Es ist gewährleistet, dass alle Betriebs- und Geschäftsabläufe der Bank grundsätzlich innerhalb von drei Jahren geprüft werden. Die Prüfungshandlungen werden im Sinne einer risiko- und prozessorientierten Prüfung auf die Aufbau- und Ablauforganisation, das Risikomanagement und -controlling sowie auf das interne Kontrollsystem aller Betriebs- und Geschäftsabläufe der Essen Hyp konzentriert.

Die Früherkennung und Begrenzung der derzeit bereits messbaren und qualifizierbaren operationellen Risiken sind wesentliche Aufgaben der Internen Revision. Die primäre Aufgabe der in der Internen Revision integrierten EDV-Revision liegt auf der EDV-Ebene in der Datensicherheit und -konsistenz durch kontrollierte Vergabe von Systemberechtigungen und Begrenzung von Systemnutzern.

Zu allen Prüfungshandlungen werden Revisionsberichte erstellt, die den beteiligten Fachbereichen, dem Vorstand und den Wirtschaftsprüfern zugänglich gemacht werden.

Ausblick

Die Bedeutung des Risikomanagements wird nicht nur durch aufsichtsrechtliche, sondern auch durch konzernbedingte Vorgaben kontinuierlich zunehmen. Die „Mindestanforderungen an das Betreiben von Handelsgeschäften" (MaH) und die „Mindestanforderungen an das Kreditgeschäft" (MaK) sowie die Regelungen nach Basel II spielen in unseren Aktivitäten bezüglich des Risikomanagements eine bedeutende Rolle. Ebenso kommt der organisatorischen Weiterentwicklung der Bank unverändert eine große Bedeutung zu. Den vorhandenen erkennbaren und potenziellen Risiken eine angemessene, d. h. nachvollziehbare Eigenkapitalallokation im Rahmen der Umsetzung der Empfehlungen des Baseler Ausschusses zuzuweisen, bleibt Schwerpunkt des Ausbaus des Risikomanagementsystems in den nächsten Jahren.

Personalbericht

Weiterbildung als Erfolgsfaktor

Als Spezialkreditinstitut, das auf den internationalen Finanz- und Immobilienmärkten aktiv ist, verfolgen wir ehrgeizige Ziele bezogen auf unseren Erfolg genauso wie auf die schlanke, flexible und effiziente Organisation aller Arbeitsprozesse. Wir legen größten Wert auf eine Politik der „kurzen Wege", denn diese geben unseren Kunden und Partnern Sicherheit. Gleichzeitig helfen sie uns, notwendige Veränderungen schnell zu realisieren. Neue gesetzliche Anforderungen gehören ebenso dazu wie die Umsetzung unserer Strategie der Internationalisierung. Wir wissen, dass unsere Ziele nur mit hoch qualifizierten und engagierten Mitarbeiterinnen und Mitarbeitern zu erreichen sind. Als moderner, weltweit aktiver Arbeitgeber können wir dabei die Tätigkeitsfelder jedes Einzelnen nicht allein auf einen vorgegebenen Rahmen in Form von Bereichen oder Abteilungen begrenzen. Für den Erfolg gilt es, Können mit Flexibilität, Intuition und Lernbereitschaft zu verbinden.

Entsprechend ist die Personalentwicklung für die Essen Hyp zu einem strategischen Management- und Wettbewerbsfaktor geworden. Wir setzen auf den hohen Ausbildungsstandard unserer „Neueinsteiger" und auf die permanente Weiterbildung unseres Personals. Weiterbildungen bieten wir zielgerichtet, team- und arbeitsplatzbezogen an. Parallel fordern und fördern wir in hohem Maße Selbstverantwortung und Eigensteuerung jedes einzelnen Mitarbeiters. Leistungen der Mitarbeiter und Führungskräfte

„Essen Hyp University“







Zertifikatsübergabe Wertpapiertechnik



Externe Spezialisten aus Wissenschaft und Praxis sowie Führungskräfte der Hypothekenbank in Essen AG waren die Referenten unserer Vorlesungsreihe „Essen Hyp University“. Ziel war es, bereichsübergreifend Know-how zu vermitteln. Ein Konzept, das als akademische Weiterbildung für Fach- und Führungskräfte von der Universität Duisburg-Essen zertifiziert wurde.



Der Großteil der Mitarbeiter des Fachbereichs Wertpapiertechnik hatte 2002 an der Bildungsmaßnahme „Securities Operations II Certificate“ der Bankakademie in Frankfurt teilgenommen und 2003 erfolgreich abgeschlossen.

1 Prof. Dr. Rainer Elschen, Professor am Lehrstuhl für Finanzwirtschaft und Banken an der Universität Duisburg-Essen, gratulierte den Teilnehmern der „Essen Hyp University“ zur Übergabe der Zertifikate 2 Hubert Schulte-Kemper (2. v. l.), Vorstandsvorsitzender der Essen Hyp, Prof. Dr. Rainer Elschen (3. v. l.) und Marita Kraft (rechts), Leiterin der Personalabteilung, mit einigen der Absolventen 3 Prof. Dr. Rainer Elschen überreicht die „Essen Hyp University“-Zertifikate 4 Übergabe der Zertifikate für den Lehrgang „Securities Operations II“ 5 Michael Fröhner (links), Vorstandsmitglied der Essen Hyp, gemeinsam mit den Lehrgangs-Absolventen aus dem Fachbereich Wertpapiertechnik

machen wir transparent und messbar, um Geschäftsprozesse zu optimieren und unternehmerisches Denken auf allen Ebenen zu bewirken.
So haben im Jahr 2003 mehr als 90 % der Mitarbeiter des Fachbereichs Wertpapiertechnik an der Bildungsmaßnahme „Securities Operations II Certificate" der Bankakademie Frankfurt teilgenommen und ausnahmslos erfolgreich absolviert. Diese berufsbegleitende Fortbildung ist von der European Financial Services Education Group (EFISEG) zertifiziert.
Im Zuge unserer strategischen Neuausrichtung im Immobiliengeschäft haben wir insgesamt 24 Mitarbeiter aus den Bereichen Hypotheken Markt und Marktfolge sowie der Abteilungen Kreditabwicklung und Meldewesen/ Kreditanalyse zu zertifizierten Kreditanalysten ausgebildet. Weitere Schwerpunkte waren Sprachtrainings in Englisch, Französisch und Spanisch. Jeder Mitarbeiter bildet sich in mindestens einer Fremdsprache direkt am Arbeitsplatz stetig weiter. Zeitlich befristete Auslandseinsätze in unseren Repräsentanzen in London und Paris bieten insbesondere neuen Mitarbeitern eine interessante Einstiegsmöglichkeit durch ein „Training on the Job". Unseren Führungskräften bieten wir kontinuierlich individuell abgestimmte Managementschulungen an. Den vielfältigen Herausforderungen aufgrund gesetzlicher und fachlicher Neuerungen begegneten wir mit Inhouse-Workshops, z. B. zu den Themen Basel II, Ratingverfahren und Bankbilanzierung nach IAS/IFRS. Darüber hinaus besuchten unsere Mitarbeiter Schulungen zu den bei uns im Hause eingesetzten speziellen Softwarelösungen.
Diesen Weg werden wir auch in den kommenden Jahren fortsetzen. So werden drei Mitarbeiter der Bank im Jahr 2004 am Studiengang zum Real Estate Finance Manager, einer neu konzipierten, hochwertigen Fortbildung der Bankakademie und des VDH, teilnehmen.
Gleichzeitig betrachten wir die Ausbildung junger Menschen als unsere gesellschaftliche Verpflichtung und als entscheidenden Erfolgsfaktor für die Zukunft der Bank. Nicht zuletzt deshalb bieten wir in allen relevanten Tätigkeitsbereichen in der Bank und in unserer Tochtergesellschaft, der Essen Hyp Immobilien GmbH, Ausbildungsplätze an. Diese decken die Berufsziele Bank-, Informatik- und Bürokaufmann sowie Kaufmann der Grundstücks- und Wohnungswirtschaft ab. Im Jahr 2003 haben drei Auszubildende ihre Lehre abgeschlossen, acht Nachwuchskräfte – davon vier bei der Essen Hyp Immobilien GmbH – befinden sich derzeit noch in ihrer Ausbildung. Den Anforderungen an Ausbildungsbetriebe entsprechend verfügt die Bank über qualifizierte Ausbildungsbeauftragte mit entsprechender Ausbildereignungsprüfung zu den jeweiligen Berufsbildern.


Alter
Gesamt
61-65 4 (2,8 %) 1 (0,7 %) 5
56-60 5 (3,4 %) 1 (0,7 %) 6
51-55 6 (4,1 %) 4 (2,8 %) 10
46-50 8 (5,6 %) 5 (3,4 %) 13
41-45 11 (7,6 %) 6 (4,1 %) 17
36-40 18 (12,4 %) 19 (13,1 %) 37
31-35 19 (13,1 %) 12 (8,3 %) 31
25-30 6 (4,1 %) 13 (9,0 %) 19
< 25 2 (1,4 %) 5 (3,4 %) 7
79 (54,5 %) 66 (45,5 %)
Männlich Weiblich
Gesamt: 145

Alterspyramide

Zum Jahresultimo arbeiteten in der Hypothekenbank in Essen AG 134 (125) Mitarbeiter. In dieser Zahl sind 11 entsprechend ihrer Beschäftigung gewichtete Teilzeitkräfte und vier Auszubildende eingerechnet. Ohne diese Gewichtung beläuft sich die Mitarbeiterzahl auf 145 (132).

Der Erfolg des Geschäftsjahres 2003 war nur durch den hohen persönlichen Einsatz unserer Mitarbeiter und die Begeisterung für die Ziele unserer Bank zu erreichen. Wir sind uns bewusst, dass ein sehr anspruchsvoller Geschäftsauftrag zu erfüllen war. Wir sprechen daher allen Mitarbeitern unsere Anerkennung und unseren Dank für das 2003 geleistete Engagement aus.

Mit den Vertretern unserer Arbeitnehmerinnen und Arbeitnehmer haben wir uns im Berichtsjahr im offenen Dialog ausgetauscht, alle personalpolitischen und organisatorischen Themen beraten und stets eine für alle Beteiligten tragbare Lösung gefunden. Wir wissen dieses verantwortungsbewusste Miteinander zu schätzen und danken dem Betriebsrat für die kooperative Zusammenarbeit.

Jahresabschluss 2003

Gesetzliche Bilanzierungsvorschriften

Unser Jahresabschluss ist nach den Vorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG) und des Hypothekenbankgesetzes (HBG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt. Gesetzlich geforderte Angaben zu einzelnen Positionen der Bilanz sowie der Gewinn- und Verlustrechnung werden im Anhang erläutert.


85.912.722,45
127.465.160,36
691.240.750,00
20.040.712,25
245.708.720,64
401.690.858,00
191.401.740,00
222.311.294,92
45.289.772,85
66.055.723,08
104.591.817,45

Bilanz der Hypothekenbank in Essen AG zum 31.12.2003

Aktivseite

	€	€	€	€	Vorjahr T€
Barreserve					
a) Kassenbestand			4.462,36		4
b) Guthaben bei Zentralnotenbanken			274.666.242,96	274.670.705,32	97.627
darunter: bei der Deutschen Bundesbank		274.666.242,96			(97.627)
Forderungen an Kreditinstitute					
a) Hypothekendarlehen			2.092.014,21		2.092
b) Kommunalkredite			12.172.430.816,32		12.562.877
c) andere Forderungen			5.595.627.646,42	17.770.150.476,95	4.023.312
darunter: täglich fällig		2.014.490.455,50			(873.506)
Forderungen an Kunden					
a) Hypothekendarlehen			5.820.272.963,96		4.287.798
b) Kommunalkredite			22.591.477.836,64		23.306.713
c) andere Forderungen			10.791.685,64	28.422.542.486,24	11.539
Schuldverschreibungen und andere festverzinsliche Wertpapiere					
a) Anleihen und Schuldverschreibungen					
aa) von öffentlichen Emittenten		11.046.052.884,07			10.481.778
darunter: beleihbar bei der Deutschen Bundesbank	4.101.389.143,21				(4.217.380)
ab) von anderen Emittenten		14.101.684.590,12	25.147.737.474,19		13.804.215
darunter: beleihbar bei der Deutschen Bundesbank	8.548.757.118,72				(9.194.339)
b) eigene Schuldverschreibungen			800.719.028,66	25.948.456.502,85	651.729
Nennbetrag		760.216.625,53			(616.203)
Aktien und andere nicht festverzinsliche Wertpapiere				1.103.577.607,70	1.056.696
Beteiligungen				519.473,55	519
Anteile an verbundenen Unternehmen				1.141.000,00	1.141
Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus deren Umtausch				19.029.145,80	28.543
Sachanlagen				24.937.554,92	26.027
Sonstige Vermögensgegenstände				48.690.475,91	52.809
Rechnungsabgrenzungsposten					
a) *aus dem Emissions- u. Darlehensgeschäft*			559.951.204,39		544.645
b) andere			14.462.277,11	574.413.481,50	38.546
Summe der Aktiva				**74.188.128.910,74**	**70.978.610**

Passivseite

	€	€	€	Vorjahr T€
Verbindlichkeiten gegenüber Kreditinstituten				
a) begebene Hypotheken-Namenspfandbriefe		141.532.251,82		73.483
b) begebene öffentliche Namenspfandbriefe		522.925.345,27		404.907
c) andere Verbindlichkeiten		11.650.496.460,84	12.314.954.057,93	11.998.037
darunter: täglich fällig	149.628.225,88			(166.056)
Verbindlichkeiten gegenüber Kunden				
a) begebene Hypotheken-Namenspfandbriefe		755.334.989,37		658.289
b) begebene öffentliche Namenspfandbriefe		1.867.756.043,89		1.502.136
c) andere Verbindlichkeiten		1.194.599.589,52	3.817.690.622,78	1.098.317
darunter: täglich fällig	5.147.929,34			(15.134)
zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte öffentliche Namenspfandbriefe	7.669.378,23			(20.452)
Verbriefte Verbindlichkeiten				
begebene Schuldverschreibungen				
a) Hypothekenpfandbriefe		1.805.900.411,73		1.152.247
b) öffentliche Pfandbriefe		49.086.286.977,97		48.830.737
c) sonstige Schuldverschreibungen		5.511.666.107,50	56.403.853.497,20	3.758.878
darunter: Geldmarktpapiere	5.150.058.026,94			(1.477.921)
Sonstige Verbindlichkeiten			33.258.597,85	31.704
Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		108.672.364,30		129.755
b) andere		148.107.717,01	256.780.081,31	107.332
Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		2.264.122,00		1.740
b) Steuerrückstellungen		6.927.000,00		2.804
c) andere Rückstellungen		15.517.000,00	24.708.122,00	17.563
Nachrangige Verbindlichkeiten			347.704.368,47	296.938
Genussrechtskapital			324.140.963,20	283.641
darunter: vor Ablauf von zwei Jahren fällig	30.677.512,87			(10.226)
Eigenkapital				
a) gezeichnetes Kapital		219.300.000,00		201.300
b) Kapitalrücklage		319.574.600,00		307.574
c) Gewinnrücklagen				
andere Gewinnrücklagen		44.993.685,55		44.994
d) Bilanzgewinn		81.170.314,45	665.038.600,00	76.234
Summe der Passiva			**74.188.128.910,74**	**70.978.610**
Eventualverbindlichkeiten				
Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen			9.040.627,72	170
Andere Verpflichtungen				
Unwiderrufliche Kreditzusagen			751.137.177,80	533.392

Gewinn- und Verlustrechnung der Hypothekenbank in Essen AG für die Zeit vom 1.1.2003 bis 31.12.2003

	€	€	€	€	Vorjahr T€
Zinserträge aus					
a) Kredit- und Geldmarktgeschäften		1.673.457.063,68			
b) festverzinslichen Wertpapieren					
und Schuldbuchforderungen		1.271.908.120,15	2.945.365.183,83		3.152.929
Zinsaufwendungen			- 2.778.008.979,00	167.356.204,83	- 3.003.843
Laufende Erträge aus					
a) Aktien und anderen nicht					
festverzinslichen Wertpapieren			55.418.192,12		47.599
b) Beteiligungen			9.972,90		10
c) Anteilen an verbundenen Unternehmen			0,00	55.428.165,02	40
Provisionserträge			4.829.267,50		2.696
Provisionsaufwendungen			- 14.113.322,55	- 9.284.055,05	- 11.920
Sonstige betriebliche Erträge				7.619.739,91	23.470
Allgemeine Verwaltungsaufwendungen					
a) Personalaufwand					
aa) Löhne und Gehälter		- 9.719.857,69			- 9.091
ab) Soziale Abgaben und Aufwendungen					
für Altersversorgung und					
für Unterstützung		- 2.386.658,78	- 12.106.516,47		- 1.666
darunter: für Altersversorgung	*- 930.348,42*				*(- 400)*
b) andere Verwaltungsaufwendungen			- 11.256.381,23	- 23.362.897,70	- 9.454
Abschreibungen und Wertberichtigungen					
auf immaterielle Anlagewerte und Sachanlagen				- 2.164.019,40	- 3.010
Sonstige betriebliche Aufwendungen				- 7.117.874,49	- 11.683
Abschreibungen und Wertberichtigungen					
auf Forderungen und bestimmte Wertpapiere					
sowie Zuführungen zu Rückstellungen im					
Kreditgeschäft				- 72.031.518,92	- 63.717
Erträge aus Zuschreibungen zu Beteiligungen,					
Anteilen an verbundenen Unternehmen und					
wie Anlagevermögen behandelten Wertpapieren				2.177.554,21	0
Ergebnis der normalen Geschäftstätigkeit				118.621.298,41	112.360
Steuern vom Einkommen und vom Ertrag			- 37.014.558,18		- 35.978
Sonstige Steuern, soweit nicht unter					
„Sonstige betriebliche Aufwendungen" ausgewiesen			- 436.425,78	- 37.450.983,96	- 148
Jahresüberschuss				**81.170.314,45**	**76.234**

Bilanzierungs- und Bewertungsgrundsätze

Alle Forderungen sind mit dem Nennwert gemäß § 340e Abs. 2 HGB angesetzt. Der Unterschied zwischen Auszahlungsbetrag und Nennbetrag ist als Rechnungsabgrenzung ausgewiesen. Allen erkennbaren Einzelrisiken im Kreditgeschäft ist durch die Bildung von Einzelwertberichtigungen und Rückstellungen Rechnung getragen. Für das latente Kreditrisiko im Hypothekengeschäft haben wir Pauschalwertberichtigungen im Rahmen der steuerlichen Vorschriften gebildet. Zur Vorsorge gegen besondere Risiken des Bankgeschäfts besteht eine Reserve nach § 340f HGB.

Schuldverschreibungen und andere festverzinsliche Wertpapiere sind, soweit sie der Liquiditätsreserve zugeordnet wurden, nach dem strengen Niederstwertprinzip (§ 253 Abs. 3 HGB in Verbindung mit § 280 HGB) bewertet.

Die dem Anlagevermögen zugeordneten festverzinslichen Wertpapiere sind mit den fortgeführten Anschaffungskosten bewertet. Die Agio- und Disagiobeträge werden über die Laufzeit der Papiere verteilt und in das Zinsergebnis eingestellt. Des Weiteren sind Wertpapiere unter Einbeziehung von Derivaten, die der Zins- und/oder Währungsabsicherung dienen, zu Bewertungseinheiten zusammengefasst.

In der Position „Aktien und andere nicht festverzinsliche Wertpapiere" enthaltene Fonds sind vollständig der Liquiditätsreserve zugeordnet und werden nach dem strengen Niederstwertprinzip bewertet. Die im Rahmen des Wertaufholungsgebots (§ 280 HGB) erforderlichen Zuschreibungen erfolgen ebenfalls in dieser Bilanzposition.

Beteiligungen und Anteile an verbundenen Unternehmen sind mit den Anschaffungskosten aktiviert.

Sachanlagen sind entsprechend der betriebsgewöhnlichen Nutzungsdauer mit den um die linearen planmäßigen Abschreibungen bzw. mit den um die höheren steuerrechtlichen Abschreibungen verminderten Anschaffungs- oder Herstellungskosten angesetzt. Neben den planmäßigen Abschreibungen haben wir von der Vereinfachungsregelung für geringwertige Wirtschaftsgüter nach § 6 Abs. 2 EStG Gebrauch gemacht.

Sämtliche Verbindlichkeiten sind mit ihrem Rückzahlungsbetrag passiviert. Der Unterschied zwischen dem Nennbetrag von Verbindlichkeiten und ihrem Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt. Zerobonds sind mit dem Emissionsbetrag zuzüglich anteiliger Zinsen gemäß der Emissionsrendite bewertet.

Für ungewisse Verbindlichkeiten sind Rückstellungen in Höhe der voraussichtlichen Inanspruchnahme gebildet.

Die Rückstellungen für Pensionsverpflichtungen sind unter Anwendung der „Richttafeln 98" (Heubeck) mit dem nach versicherungsmathematischen Grundsätzen ermittelten Teilwert und unter Zugrundelegung eines Zinssatzes von 6 % bemessen.

Auf fremde Währung lautende Bilanzpositionen sind gemäß § 340h Abs. 1 HGB zum Referenzkurs der Europäischen Zentralbank (EZB) am Bilanz-

stichtag umgerechnet. Alle Fremdwährungspositionen sind durch Währungsswaps gesichert. Aufwendungen und Erträge aus der Bewertung gleichen sich aus.
Derivative Finanzgeschäfte, die der Absicherung von Zins- und Marktpreisschwankungen sowie von Währungsrisiken dienen, unterliegen keiner Einzelbewertung und werden als so genannte schwebende Geschäfte nicht bilanziert.
Beim Ausweis der Risikovorsorge haben wir von der Möglichkeit der Überkreuzkompensation aller Aufwendungen und Erträge gemäß § 340f Abs. 3 HGB Gebrauch gemacht.

Fristengliederung

Im Folgenden aufgeführte Forderungen und Verbindlichkeiten sind nach Restlaufzeiten bzw. Kündigungsfristen geordnet und setzen sich wie folgt zusammen:

Gliederung nach Restlaufzeiten in Mio. €

	Täglich fällig	Bis zu 3 Monate	Mehr als 3 Monate bis 1 Jahr	Mehr als 1 Jahr bis 5 Jahre	Mehr als 5 Jahre
Forderungen an Kreditinstitute	2.014,5	3.730,8	213,7	4.140,1	7.671,1
Forderungen an Kunden	143,1	1.642,5	738,4	11.528,0	14.370,5
Verbindlichkeiten gegenüber Kreditinstituten	149,6	8.720,2	2.713,6	558,6	173,0
Verbindlichkeiten gegenüber Kunden	5,1	568,9	529,6	1.340,2	1.373,9

	Fälligkeit 2004
Schuldverschreibungen und andere festverzinsliche Wertpapiere	1.064,5
Begebene Schuldverschreibungen	18.668,1

Forderungen/Verbindlichkeiten gegenüber verbundenen Unternehmen/Beteiligungen in Mio. €

	Insgesamt	Darunter gegenüber verbundenen Unternehmen	Darunter gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht
Forderungen an			
- Kreditinstitute	17.770,2	392,8	—
- Kunden	28.422,5	22,0	144,8
Schuldverschreibungen und andere festverzinsliche Wertpapiere	25.948,5	170,0	—
Verbindlichkeiten gegenüber			
- Kreditinstituten	12.315,0	1.066,6	—
- Kunden	3.817,7	—	—
Verbriefte Verbindlichkeiten	56.403,9	—	—
Nachrangige Verbindlichkeiten	347,7	—	—

Börsenfähige Wertpapiere in T€

	Insgesamt	Börsen-fähig	Börsen-notiert	Nicht börsen-notiert
Schuldverschreibungen und andere festverzinsliche Wertpapiere	25.948.456,5	25.948.456,5	25.894.371,6	54.084,9
Nominalwert	26.634.552,8	26.634.552,8	26.580.476,9	54.075,9
Aktien und andere nicht festverzinsliche Wertpapiere	1.103.577,6	—	—	—
Fondsanteile	16.372.718	—	—	—
Beteiligungen	519,5	—	—	—
Nominalwert	552,7	—	—	—
Anteile an verbundenen Unternehmen	1.141,0	—	—	—
Nominalwert	129,0	—	—	—

Beteiligungen in T€

Vortrag zum 1.1.2003	519,5
Zugang	—
Abgang	—
Stand am 31.12.2003	519,5

Anteile an verbundenen Unternehmen in T€

	Anteil am Kapital	Gezeichnetes Kapital	Eigenkapital	Jahresüberschuss 2003
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100 %	52,0	558,8	20,6
Essen Hyp Immobilien GmbH, Essen	100 %	52,0	837,1	126,5
Immobilien Expertise GmbH, Essen	100 %	25,0	436,1	295,6

Pensionsgeschäfte

Zum Bilanzstichtag sind Wertpapiere mit einem Nominalwert von € 921 Mio. in Pension gegeben worden.

Zur Sicherheit übertragene Vermögensgegenstände

Festverzinsliche Wertpapiere wurden mit einem Nominalwert in Höhe von € 804 Mio. und nicht festverzinsliche Wertpapiere (Fonds) mit einem Volumen von € 326,9 Mio. verpfändet.

Sonstige Vermögensgegenstände

In den sonstigen Vermögensgegenständen sind im Wesentlichen fünf zur Verhütung von Verlusten übernommene gewerbliche Objekte sowie Steuererstattungsansprüche aus Umsatz- und Gewerbesteuern enthalten.

Anlagevermögen Anlagespiegel in T€

	Beteiligungen	Anteile an verbundenen Unternehmen	Sachanlagen	Anleihen und Schuldverschreibungen
Anschaffungs-/Herstellungskosten Vortrag zum 1.1.2003	519,5	1.141,0	54.960,9	5.787.675,8
Zugänge im Geschäftsjahr 2003	—	—	1.078,8	1.984.557,7
Abgänge im Geschäftsjahr 2003	—	—	719,7	2.625.042,4
Abschreibungen kumuliert	—	—	30.382,4	17.350,5
Restbuchwert zum 31.12.2003	519,5	1.141,0	24.937,6	5.129.840,6
Restbuchwert zum 31.12.2002	519,5	1.141,0	26.026,9	5.778.719,9
Abschreibungen im Geschäftsjahr 2003	—	—	2.164,0	14.048,4

Geringwertige Wirtschaftsgüter sind in den Zugängen des Berichtsjahrs enthalten und wurden voll abgeschrieben. Diese Abschreibung ist in den Abgängen des Geschäftsjahrs eingerechnet.
Die Sachanlagen umfassen die im Rahmen unserer eigenen Tätigkeit genutzten Grundstücke und Gebäude in Höhe von € 22,6 Mio. Der Buchwert der Betriebs- und Geschäftsausstattung beträgt € 2,3 Mio.
Die beim Kauf von Anleihen und Schuldverschreibungen angefallenen Agien und Disagien werden über die Laufzeit der Papiere verteilt. Sie werden als zinsähnliche Aufwendungen/Erträge in der Gewinn- und Verlustrechnung ausgewiesen und sind als Abschreibung im Anlagespiegel abgebildet.

Abschreibungen wegen steuerlicher Vorschriften

Für die beiden Gebäude in Essen, Gildehofstraße 1 und Gildehofstraße 2, wurde die stufendegressive Sonderabschreibung gemäß § 7 Abs. 5 EStG in Höhe von € 1,4 Mio. in Anspruch genommen.

Andere Verbindlichkeiten gegenüber Kreditinstituten

In dieser Position sind Offenmarktgeschäfte in Höhe von € 5,6 Mrd. enthalten. Das Nominalvolumen der bei der Deutschen Bundesbank im Pfanddepot hinterlegten Wertpapiere betrug € 7,0 Mrd. Die Position enthält weiterhin vornehmlich Termingeldaufnahmen, aufgenommene Darlehen sowie anteilige und fällige Zinsen aus Swap-Geschäften.

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten enthalten im Wesentlichen anteilige und fällige Zinsen aus nachrangigen Verbindlichkeiten und aus Genussrechtskapital.

Nachrangige Verbindlichkeiten

Die nachrangigen Verbindlichkeiten sind im Falle der Insolvenz oder der Liquidation der Bank erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückzuzahlen. Eine vorzeitige Rückzahlung ist ausgeschlossen. Die Summe der Zins- und Disagioaufwendungen aller nachrangigen Darlehen beträgt € 19,1 Mio.
Die einzelnen nachrangigen Darlehen bleiben unterhalb der 10%-Grenze des Gesamtausweises.

Genussrechte

Bis zum 31. Dezember 2003 wurden von dem am 22. März 2000 neu genehmigten Genussrechtskapital in Höhe von € 200,0 Mio. insgesamt € 91,6 Mio. platziert. Danach verbleibt ein genehmigtes Genussrechtskapital von € 108,4 Mio.

Gezeichnetes Kapital/genehmigtes Kapital

In der Hauptversammlung vom 22. März 2000 ist der Vorstand ermächtigt worden, das Grundkapital bis zum 21. März 2005 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bareinlagen einmalig oder mehrfach, jedoch insgesamt höchstens um einen Nennbetrag von € 50,0 Mio. zu erhöhen. Von dieser Ermächtigung hat der Vorstand mit Zustimmung des Aufsichtsrats im Jahr 2003 Gebrauch gemacht und eine Kapitalerhöhung in Höhe von € 18,0 Mio. mit einem Aufgeld von € 12,0 Mio. beschlossen.
Das gezeichnete Kapital beträgt € 219,3 Mio.; an genehmigtem Kapital verbleiben € 32,0 Mio.

Anzahl und Nennbetrag der Aktien

Das Grundkapital von € 219,3 Mio. ist eingeteilt in 219.300.000 auf den Namen lautende Aktien zu je € 1. Das Kapital ist voll eingezahlt.

Kapitalrücklage in Mio. €

Die Kapitalrücklage entwickelte sich wie folgt:

Vortrag zum 1.1.2003	307,6
Einstellung im Geschäftsjahr 2003	12,0
Stand am 31.12.2003	319,6

Gewinnrücklagen

Die Gewinnrücklagen sind gegenüber dem Vorjahr unverändert und betragen € 45,0 Mio.

Eventualverbindlichkeiten

In der Position Eventualverbindlichkeiten sind keine Einzelbeträge enthalten, die in Bezug auf die Gesamttätigkeit der Bank von wesentlicher Bedeutung sind.

Andere Verpflichtungen in Mio. €

Die unwiderruflichen Kreditzusagen betragen:

Hypothekendarlehen	723,3
Kommunalkredite	27,8
Gesamt	751,1

Personalaufwand

Für das Geschäftsjahr 2003 beträgt der Personalaufwand T€ 12.106,5. Darin enthalten sind die Gesamtbezüge für die Mitglieder des Vorstands von T€ 1.078,2. Dieser Betrag enthält T€ 380 erfolgsabhängige Komponenten.

Andere Verwaltungsaufwendungen

Die anderen Verwaltungsaufwendungen für das Bankgeschäft belaufen sich auf T€ 11.256,4, inklusive der Vergütung der Mitglieder des Aufsichtsrats von T€ 190,0. Dieser Betrag enthält T€ 77,0 variable Bestandteile.

Sonstige betriebliche Erträge und Aufwendungen

In den sonstigen betrieblichen Erträgen sind im Wesentlichen Mieterträge sowie Erträge aus abgeschlossenen Dienstleistungsverträgen enthalten. Die sonstigen betrieblichen Aufwendungen enthalten im Wesentlichen die Kosten gemäß Dienstleistungsvertrag für unsere ausgegliederte Bearbeitung und Verwaltung von grundpfandrechtlich gesicherten Darlehen im Retailbereich. Des Weiteren enthält diese Position die umlagefähigen Nebenkosten unserer Mieter sowie laufende Instandhaltungen an unseren Gebäuden.

Steuern vom Einkommen und vom Ertrag

Die Ertragsteuern sind dem Ergebnis der gewöhnlichen Geschäftstätigkeit zugeordnet. Im Verhältnis zur Commerzbank AG besteht weder eine umsatz- noch eine gewerbesteuerliche Organschaft.

Gewinnverwendungsrechnung

Der Jahresüberschuss in Höhe von € 81.170.314,45 entspricht dem Bilanzgewinn.

Deckungsrechnung öffentliche Pfandbriefe Ordentliche Deckung in T€

Forderungen an Kreditinstitute	
- Kommunalkredite	11.792.301
Forderungen an Kunden	
- Hypothekendarlehen (öffentlich verbürgte)	33.652
- Kommunalkredite	21.882.196
Schuldverschreibungen und andere festverzinsliche Wertpapiere (Buchwert T€ 17.164.596)	17.094.036
Ausgleichsforderungen gegen die öffentliche Hand einschließlich Schuldverschreibungen aus deren Umtausch (Buchwert T€ 18.926)	18.926
Gesamt	50.821.111

Deckungsrechnung öffentliche Pfandbriefe Ersatzdeckung in T€

Andere Forderungen an Kreditinstitute	—
Gesamt	—
Deckungswerte insgesamt	50.821.111
Summe der deckungspflichtigen öffentlichen Pfandbriefe	50.182.816
Überdeckung	638.295

Deckungsrechnung Hypothekenpfandbriefe Ordentliche Deckung in T€

Forderungen an Kunden	
- Hypothekendarlehen	2.602.898
Sachanlagen (Grundschulden auf bankeigenen Grundstücken)	17.486
Gesamt	2.620.384

Deckungsrechnung Hypothekenpfandbriefe Ersatzdeckung in T€

Schuldverschreibungen und andere festverzinsliche Wertpapiere	215.000
Gesamt	215.000
Deckungswerte insgesamt	2.835.384
Summe der deckungspflichtigen Hypothekenpfandbriefe	2.659.159
Überdeckung	176.225

Gliederung der Deckungshypotheken nach Ländern

	Anzahl	Mio. €
Baden-Württemberg	991	143,4
Bayern	815	189,2
Berlin	476	189,2
Brandenburg	455	58,7
Bremen	235	20,5
Hamburg	496	79,4
Hessen	1.284	163,1
Mecklenburg-Vorpommern	104	22,9
Niedersachsen	2.469	489,7
Nordrhein-Westfalen	6.855	948,0
Rheinland-Pfalz	237	21,8
Saarland	68	6,6
Sachsen	266	66,2
Sachsen-Anhalt	200	46,2
Schleswig-Holstein	1.246	110,4
Thüringen	185	46,2
Mitgliedsstaaten der EU	6	18,9
Gesamt	16.388	2.620,4

Gliederung der Deckungshypotheken nach Objektarten in Mio. €

Vom Gesamtbestand der Deckungshypothekendarlehen entfallen auf:	
Gewerblich genutzte, fertig gestellte Objekte	869,8
Wohnzwecken dienende, fertig gestellte Objekte	1.744,2
Bauplatzhypotheken	0,2
Unfertige, noch nicht ertragsfähige Neubauten	6,2
Gesamt	2.620,4

Gliederung der Deckungshypotheken nach Größengruppen

	€	Anzahl	Mio. €
Bis	50.000	4.032	110,5
Bis	500.000	12.018	1.213,2
Über	500.000	338	1.296,7
Gesamt		16.388	2.620,4

Gliederung der Deckungskommunalkredite nach Darlehensnehmern inklusive Schuldverschreibungen

	Anzahl	Mio. €
Bund und Sondervermögen des Bundes	28	1.322,8
Bundesländer	563	18.872,6
Städte und Gemeinden[1]	1.157	4.588,6
Öffentlich-rechtliche Kreditinstitute	855	19.694,6
EU-Auslandsdarlehen	188	6.308,8
Öffentlich verbürgte Hypothekendarlehen	755	33,7
Ersatzdeckung Geldanlagen	—	—
Gesamt	3.546	50.821,1

[1] inkl. kommunaler Zweckverbände, kommunalverbürgten Darlehen, Organisationen ohne Erwerbszweck und öffentlich-rechtlicher Versicherungsunternehmen

Zwangsmaßnahmen Am 31.12.2003 waren anhängig:

	Zwangs-versteigerungen	Zwangs-verwaltungen	Zwangsversteigerungen und Zwangs-verwaltungen	Anzahl der Fälle insgesamt	Im Jahr 2003 durchgeführte Zwangs-versteigerungen
Wohnzwecken dienende Objekte	14	4	28	46	4
Gewerblich genutzte Objekte	4	3	12	19	5
Gesamt	18	7	40	65	9

Im Berichtsjahr wurde kein Objekt zur Verhütung von Verlusten von der Bank übernommen.

Zinsrückstände

Die Zinsrückstände, die älter als drei Monate sind, wurden mit ihrem zum Bilanzstichtag aufgelaufenen Betrag in Höhe von € 1,3 Mio. wertberichtigt. Darin sind € 0,09 Mio. auf den gewerblichen Bereich und € 0,15 Mio. auf den Wohnungsbaubereich entfallende wertberichtigte Zinsrückstände enthalten, die im Jahr 2003 entstanden sind.

Rückzahlungen auf Hypotheken in Mio. €

Im Geschäftsjahr erfolgte Rückzahlungen:	
Durch Amortisation	168,9
In anderer Weise	125,2
Gesamt	294,1

Finanzderivate in Mio. €

	Nominalbetrag			
	Restlaufzeit			
Zinsbezogene Geschäfte:	<= 1 Jahr	1–5 Jahre	> 5 Jahre	Summe
Zins-Swaps (gleiche Währung)	19.335	114.057	75.863	209.255
Zinsoptionen – Verkäufe	5	882	3.851	4.738
sonstige Zinskontrakte	102	1.022	200	1.324
Währungsbezogene Geschäfte:				
Währungsswaps	998	715	762	2.475
Gesamt	20.440	116.676	80.676	217.792

Mit Derivaten werden Zins- und Marktpreisschwankungen sowie Währungsrisiken abgesichert. Handelsgeschäfte mit derivativen Produkten wurden nicht getätigt.

Kundengruppengliederung im Derivategeschäft in Mio. €

	Volumen	Kreditäquivalent
OECD-Banken	217.792	849,3

Ermittelt wird das Kreditäquivalent (Adressenausfallrisiko) nach der Marktbewertungsmethode gemäß den Vorschriften des Grundsatzes I. Hierbei werden zunächst die positiven Marktwerte unter Berücksichtigung von Kontrahenten-Nettingvereinbarungen ermittelt. Dem hinzugerechnet werden die auf Kontrahentenbasis ermittelten Zuschläge.

Fremdwährungsvolumina in Mio. €

Vermögensgegenstände	1.442,0
Verbindlichkeiten	854,9

Sämtliche Fremdwährungsvolumina sind durch entsprechende Kurssicherungsgeschäfte gegen Währungsschwankungen abgesichert.

Kredite an Organmitglieder in Mio. €

Mitglieder des Vorstands	1,6
Mitglieder des Aufsichtsrats	18,5
Gesamt	20,1

Durchschnittliche Mitarbeiterzahl

	Tariflich	Außertariflich
Angestellte	75	44
Auszubildende	3	—
Teilzeitbeschäftigte	7	2
Gesamt	85	46

Im Jahresdurchschnitt waren 131 Mitarbeiter/-innen beschäftigt.

Mitteilung gemäß § 20 Abs. 3 AktG

Die Helvetic Grundbesitz Verwaltung GmbH, Berlin, hat uns mitgeteilt, dass ihr mehr als der vierte Teil der Aktien unserer Gesellschaft gehört.

Corporate Governance Kodex – Entsprechenserklärung gemäß § 161 AktG

Am 13. März 2003 haben Vorstand und Aufsichtsrat der Hypothekenbank in Essen AG eine Entsprechenserklärung gemäß § 161 AktG abgegeben, die im Internet unter www.essenhyp.com zugänglich gemacht worden ist.

Konzernabschluss

Die Commerzbank Aktiengesellschaft, Frankfurt am Main, ist zu mehr als 50 % an unserer Gesellschaft beteiligt.

Der vorliegende Abschluss wird in den Konzernabschluss der Commerzbank einbezogen. Unsere Tochtergesellschaften REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, Essen Hyp Immobilien GmbH, Essen, und Immobilien Expertise GmbH, Essen, werden wegen untergeordneter Bedeutung nicht in den Konzernabschluss einbezogen.

Der Konzernabschluss der Commerzbank zum 31. Dezember 2002 wurde beim Amtsgericht Frankfurt am Main, Handelsregister Nr. 32000, hinterlegt und im Bundesanzeiger Nr. 132 vom 19. Juli 2003, S. 12.264 ff., veröffentlicht.

Mandate in Aufsichtsräten und anderen Kontrollgremien

Hubert Schulte-Kemper

- neuma – Neue Marler Baugesellschaft mbH; Vorsitzender des Aufsichtsrats
- Vestische Straßenbahnen GmbH; Vorsitzender des Aufsichtsrats

Harald Pohl

- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Mitglied des Verwaltungsrats

Aufsichtsrat

Dr. Axel Frhr. v. Ruedorffer

Vorsitzender; Mitglied des Vorstands der Commerzbank AG *(bis 31. Mai 2003)*; Mitglied des Zentralen Beirats der Commerzbank AG *(ab 1. Juni 2003)*

Dr. Wolfgang Schuppli

Stellvertretender Vorsitzender *(bis 13. März 2003)*; Rechtsanwalt

Dipl.-Oec. Berta Schuppli

Stellvertretende Vorsitzende *(ab 13. März 2003)*

Dieter Disse

Bankangestellter

Ute Gibbels

Bankangestellte

Andreas de Maizière

Mitglied des Vorstands der Commerzbank AG

Dr. Eric Strutz

Chief Financial Officer der Commerzbank AG *(Bestellung zum Vorstandsmitglied der Commerzbank AG zum 1. April 2004)*

Vorstand

Hubert Schulte-Kemper

Vorsitzender

Michael Fröhner

Harald Pohl

Essen, den 3. Februar 2004
Hypothekenbank in Essen Aktiengesellschaft

Der Vorstand

Schulte-Kemper | Pohl | Fröhner

Bestätigungsvermerk

„Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Hypothekenbank in Essen AG für das Geschäftsjahr vom 1. Januar 2003 bis zum 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar."

Frankfurt am Main, 16. Februar 2004
BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Jäger
Wirtschaftsprüfer

Mende
Wirtschaftsprüfer

Bericht des Aufsichtsrats

Der Aufsichtsrat hat die ihm nach Gesetz und Satzung obliegenden Aufgaben wahrgenommen und die Geschäftsführung der Bank laufend überwacht. Er hat sich vom Vorstand in vier seiner Sitzungen und in zahlreichen Einzelbesprechungen über die beabsichtigte Geschäftspolitik, grundsätzliche Fragen der Geschäftsführung, über die Lage und Entwicklung der Bank sowie über bedeutsame Geschäftsvorfälle unterrichten lassen und mit dem Vorstand darüber beraten.

Der Aufsichtsrat hat aus seiner Mitte einen Präsidialausschuss und einen Kreditausschuss gebildet. Der Präsidialausschuss hat im Jahr 2003 zweimal getagt. Im Kreditausschuss wurden in vier Sitzungen u. a. die vorlagepflichtigen Kredite behandelt. Daneben wurden zustimmungsbedürftige Kredite außerhalb von Sitzungen im schriftlichen Umlaufverfahren entschieden.

Im Berichtsjahr wurde die Arbeit des Aufsichtsrats maßgeblich durch die Diskussion um den von einer Expertenkommission im Auftrag der Bundesregierung erarbeiteten „Deutschen Corporate Governance Kodex" geprägt. Die sich hieraus ergebenden Fragen wurden im Aufsichtsrat vertieft diskutiert und entschieden. Die Ergebnisse der Auseinandersetzung des Aufsichtsrats mit dem Thema „Corporate Governance" sind im Kodex der Hypothekenbank in Essen AG umgesetzt worden.

Die Vorschrift des § 161 AktG verpflichtet Aufsichtsrat und Vorstand, eine Erklärung abzugeben, dass den Empfehlungen der Kodex-Kommission im vergangenen Geschäftsjahr entsprochen wurde bzw. welche Empfehlungen nicht angenommen wurden. Der Corporate Governance Kodex der Hypothekenbank in Essen AG trägt den gemachten Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" in der Fassung vom 21. Mai 2003 Rechnung mit den Einschränkungen, die sich daraus ergeben, dass die Hypothekenbank in Essen AG keine Publikumsaktiengesellschaft ist, keine Konzernbilanz aufstellt, und mit Ausnahme von Empfehlungen, deren Nichtannahme der Öffentlichkeit über die Internetseite der Hypothekenbank in Essen AG (www.essenhyp.com) erklärt wird. Interessenkonflikte von Mitgliedern des Aufsichtsrats sind im abgelaufenen Geschäftsjahr nicht aufgetreten.

Jahresabschluss und Lagebericht für das Geschäftsjahr 2003 sind unter Einbeziehung der Buchführung von der durch die Hauptversammlung als Abschlussprüfer gewählten BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, geprüft und mit dem uneingeschränkten Bestätigungsvermerk versehen worden. Die Jahresabschlussunterlagen, der Lagebericht des Vorstands und die Berichte des Abschlussprüfers wurden allen Aufsichtsratsmitgliedern zeitig vor der Bilanzsitzung zur Verfügung gestellt. Der Abschlussprüfer berichtete dem Aufsichtsrat in der Bilanzsitzung über wesentliche Ergebnisse seiner Prüfung und stand ihm für Fragen zur Verfügung. Der Aufsichtsrat hat von dem Prüfungsergebnis zustimmend Kenntnis genommen.

Nach dem abschließenden Ergebnis der vom Aufsichtsrat vorgenommenen Prüfung des Jahresabschlusses, des Lageberichts und des Vorschlags für die Gewinnverwendung sind Einwendungen nicht zu erheben.

Der Aufsichtsrat hat den vom Vorstand aufgestellten Jahresabschluss gebilligt; er ist damit festgestellt. Mit dem Vorschlag für die Verwendung des Bilanzgewinns ist der Aufsichtsrat einverstanden. Außerdem hat der Vorstand einen Bericht gem. § 312 AktG über die Beziehungen zu verbundenen Unternehmen erstellt und diesen mit dem hierzu von der BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, erstatteten Prüfungsbericht dem Aufsichtsrat vorgelegt.
Der Aufsichtsrat hat den Bericht des Vorstands geprüft. Er stimmt ihm zu, ebenso dem Ergebnis der Prüfung durch den Abschlussprüfer. Dieser hat den Bericht des Vorstands über die Beziehungen zu verbundenen Unternehmen mit folgendem Bestätigungsvermerk versehen:
„Nach unserer pflichtmäßigen Prüfung und Beurteilung bestätigen wir, dass

1. die tatsächlichen Angaben des Berichts richtig sind,
2. bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war."

Nach dem abschließenden Ergebnis seiner Prüfung erhebt der Aufsichtsrat keine Einwendungen gegen die Erklärung des Vorstands in seinem Bericht über die Beziehungen zu verbundenen Unternehmen.
Dem Vorstand, den Mitarbeiterinnen und Mitarbeitern spricht der Aufsichtsrat Dank und Anerkennung für die geleistete erfolgreiche Arbeit aus. Besonderer Dank gilt Herrn Dr. Wolfgang Schuppli, der am 13. März 2003 auf eigenen Wunsch aus dem Aufsichtsrat der Hypothekenbank in Essen AG ausgeschieden ist. Herr Dr. Schuppli hat die Hypothekenbank in Essen AG am 30. September 1986 gegründet und war seit Aufnahme des Geschäftsbetriebs am 23. Januar 1987 bis zum 21. Dezember 1994 Vorsitzender des Aufsichtsrats. In dieser Funktion prägte er die Entwicklung der Bank. Nach der Übernahme der Mehrheitsbeteiligung durch die Commerzbank AG am 30. November 1994 gestaltete Herr Dr. Schuppli vom 21. Dezember 1994 bis zum 13. März 2003 als stellvertretender Vorsitzender des Aufsichtsrats maßgebend die Weiterentwicklung der Bank mit. Der Aufsichtsrat und der Vorstand danken Herrn Dr. Schuppli für seinen unternehmerischen Mut, die Bank zu gründen, und für seine Bereitschaft, sie auf ihrem erfolgreichen Weg mit großem Sachwissen und konstruktiver Kritik zu unterstützen. Durch einen Sitz im Beirat wird Herr Dr. Schuppli der Hypothekenbank in Essen AG verbunden bleiben und mit seiner Kompetenz den erfolgreichen Werdegang der Bank weiterhin begleiten.
Die Hauptversammlung hat am 13. März 2003 Frau Berta Schuppli für die verbleibende Amtszeit von Herrn Dr. Schuppli in den Aufsichtsrat gewählt, in dem sie auch den stellvertretenden Vorsitz einnimmt.

Essen, den 18. März 2004

Der Aufsichtsrat

(Vorsitzender)

Zentrale

Essen
Gildehofstraße 1
45127 Essen
Postfach 10 18 61
45018 Essen
Tel.: 02 01 / 81 35-0
Fax: 02 01 / 81 35-2 00
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com

Eingetragen unter
HRB Essen Nr. 7083

Geschäftsstellen

Berlin
Jägerstraße 58
10117 Berlin
Tel.: 0 30 / 81 45 07-10
Fax: 0 30 / 81 45 07-29
E-Mail: berlin@essenhyp.com

Frankfurt
Westendstraße 19
60325 Frankfurt
Tel.: 0 69 / 17 20 65
E-Mail: frankfurt@essenhyp.com

Hamburg
Fleethof – Stadthausbrücke 3
20355 Hamburg
Tel.: 0 40 / 32 52 43-00
Fax: 0 40 / 32 52 43-29
E-Mail: hamburg@essenhyp.com
ab 1. Juli 2004:
Fleethof – Stadthausbrücke 1
20355 Hamburg

München
Romanstraße 43
80639 München
Tel.: 0 89 / 29 16 17-52
Fax: 0 89 / 29 16 17-54
E-Mail: muenchen@essenhyp.com

Repräsentanzen

Brüssel
Rue de l'Amazone 2
Amazonestraat 2
1050 Brüssel
Belgien
Tel.: 00 32 / 2 / 5 34 95 95
Fax: 00 32 / 2 / 5 34 96 96
E-Mail: bruessel@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
Frankreich
Tel.: 00 33 / 1 / 42 25 25 30
Fax: 00 33 / 1 / 42 25 25 39
E-Mail: paris@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Großbritannien
Tel.: 00 44 / 20 / 76 38 09 52
Fax: 00 44 / 20 / 76 38 09 53
E-Mail: london@essenhyp.com

Impressum

Herausgeber	Hypothekenbank in Essen AG, Essen
Gestaltung	vE&K Werbeagentur GmbH & Co. KG, Herthastraße 7, Essen
Fotos	Tilo Karl, Essen; Peter Wieler, Essen
Druck u. Verarbeitung	Rehrmann Louisgang GmbH & Co. KG, Gelsenkirchen

Der Geschäftsbericht liegt auch in englischer Sprache vor.

ESSEN HYP

Bilanzpressekonferenz

zum

Jahresabschluss 2003

am

19. März 2004



1. Geschäftsentwicklung 2003

2. Ertragsentwicklung 2003

3. Investor Relations

4. Geschäftsentwicklung Jan./Feb. 2004

ESSEN HYP

Bilanzsumme

Stand: 31.12.2003


€ Mrd.
80
60
40
20
0
69,6
71,0
+2,0%
74,2
+4,5%
2001
2002
2003

ESSEN HYP

Gesamtes Kreditneugeschäft im Jahr 2003

Stand: 31.12.2003

Gesamt: € 17.681 Mio. (€ 18.282 Mio.)



Sonstige fremde Wertpapiere
(Corporates, Financials)
15,5 % (13,5%)
€ 12.425 Mio.
(€ 14.183 Mio.)
€ 2.739 Mio.
(€ 2.472 Mio.)
€ 2.517 Mio.
(€ 1.627 Mio.)
Staatsfinanzierung
70,3 % (77,6%)
14,2 % (8,9%)
Immobilien-
finanzierung

(Klammerzahl = Vorjahr)

ESSEN HYP

Neugeschäft Staatskredit nach Regionen

Stand: 31.12.2003

Gesamt: € 15,2 Mrd. (€ 16,6 Mrd.)



11,4 Mrd.
(11,9 Mrd.)
75,0%
(71,7%)
3,5 Mrd.
(4,6 Mrd.)
23,0%
(27,7%)

Europa
(ohne Deutschland)
davon:

I	€ 685 Mio.
A	€ 682 Mio.
NL	€ 527 Mio.
P	€ 304 Mio.
GR	€ 250 Mio.

Deutschland

Sonstige
0,3 Mrd. (0,1 Mrd.)
2,0% (0,6%)

ESSEN HYP

Bestand Staatskredit nach Regionen

Stand: 31.12.2003

Gesamtbestand 2003: € 58,4 Mrd. (€ 58,6 Mrd.)



46,2 Mrd. (47,7 Mrd.)
79,1% (81,4%)
Deutschland
11,7 Mrd.
(10,4 Mrd.)
20,0% (17,7%)
Europa
(ohne Deutschland) davon:
I € 2,5 Mrd.
P € 1,2 Mrd.
A € 1,4 Mrd.
NL € 1,0 Mrd.
GR € 1,0 Mrd.
Sonstige
0,5 Mrd. (0,5 Mrd.)
0,9% (0,9%)

ESSEN HYP

Gliederung des öffentlichen Deckungsstocks nach Risikogewichtung

Stand: 31.12.2003

Gesamt: € 50.821 Mio.


Gewichtung: 20%
€ 11.944 Mio.
(23,5%)
Gewichtung: 0%
€ 31.442 Mio.
(61,9%)
€ 7.435 Mio.
(14,6%)
Gewichtu
10%

ESSEN HYP

Entwicklung des Neugeschäftes Hypotheken

Stand: 31.12.2003


€ Mio.
national
international
3.000
2.500
2.000
1.500
1.000
500
0
574
1.216
1.366
1.275
91
1.627
1.223
404
2.517
1.213
1.304
1999
2000
2001
2002
2003

ESSEN HYP

Neugeschäft internationale Finanzierungen

Stand: 31.12.2003



Gesamt: € 1.303,5 Mio.


USA
€ 232,0 Mio.
Spanien
Niederlande
Kanada
€ 35,1 Mio.
€ 210,0Mio.
Polen
Frankreich
€ 165,3 Mio.
€ 477,6 Mio.
Großbritannien

ESSEN HYP

Überblick Bestand Immobilienfinanzierungen: Objektart und Region

Stand: 31.12.2003


Gesamt € 5.905,0 Mio.
alte Bundesländer
86,7%
neue
Bundesländer
12,3%
Auslandskredite
1,0%
Wohneigentum.
€ 3.392,1 Mio.
Gewerbe
€ 2.512,9 Mio.
alte Bundesländer
48,1%
neue
Bundesländer
6,1%
Ausland 45,8%
Kiel
SCHLESWIG-HOLSTEIN
HAMBURG
BREMEN
NIEDERSACHSEN
MECKLENBURG-VORPOMMERN
Schwerin
BERLIN
RHEINLAND-PFALZ
BAYERN
Stuttgart
BADEN-WÜRTTEMBERG
München

Überblick Bestand Immobilienfinanzierungen Ausland

Stand 31.12.2003

Gesamt: € 1.185,3 Mio.


Belgien
€ 1,8 Mio.
(0,1%)
Frankreich
€ 180,8 Mio.
(15,3 %)
Niederlande
€ 67,0 Mio.
(5,7%)
USA
€ 126,0 Mio.
(10,6%)
Spanien
€ 93,6 Mio.
(7,9%)
Kanada
€ 33,5 Mio.
(2,8%)
Großbritannien
€ 682,6 Mio.
(57,6%)

ESSEN HYP

Überblick Bestand Immobilienfinanzierungen:
Beleihungsauslauf

Stand: 31.12.2003

Gesamt: € 5.905 Mio.

Auslauf	€ Mio.
≤ 60%	5.058
61%- 80%	524
81%- 90%	138
> 90%	185
Gesamt	5.905



85,7%
3,1%
2,3%
8,9%

Stand: 31.12.2003

Gesamt: € 33,0 Mrd.


€ Mrd.
10
5
0
6,7
9,3
9,7
7,3
Jumbos Globals
sonstige Pfandbriefe
unbesicherte Bonds
CP

ESSEN HYP

Vergleich Durchschnitt der dt. Global/Jumbo-Emittenten zur Essen Hyp- ausstehendes Volumen


2002
Andere
Essen Hyp
€ Mrd.
40
35
30
25
20
15
10
5
0
6,6
13,0
11,8
21,6
18,4
34,6
Globals
Jumbos
Gesamt


2003
Andere
Essen Hyp
€ Mrd.
40
35
30
25
20
15
10
5
0
7,3
17,2
11,6
19,3
19,0
36,6
Globals
Jumbos
Gesamt

ESSEN HYP

Internationale Platzierung unserer gesamten Jumbo-und Global Pfandbriefe seit 1995

Seit 1995



Asien
4,6 %
USA
1,9 %
Europa (ohne Deutschland)
37,4 %
Deutschland
56,1 %

Gesamtvolumen: € 63,3 Mrd.

Erstklassige Bonität:
Ratings unserer öffentlichen Pfandbriefe

Öffentliche Pfandbriefe / Hypothekenpfandbriefe

Fitch Ratings	Standard & Poor´s	Moody´s
AAA / n.r.	AAA / n.r.	Aa1/Aa2
A- / F2	BBB+ / A-2	A2 / P-1

Lang und kurzfristige Counterparty Ratings

Nach Verabschiedung der „kleinen HBG-Novelle“ im Bundesrat hat Moody`s am 15.03.2004 die Ratings für den öffentlichen und den Hypothekenpfandbrief der Essen Hyp „under review for possible upgrade“ gesetzt.

ESSEN HYP

Durchschnittliche Emissions-Spreadentwicklung: Öffentliche Pfandbriefe der Essen Hyp



14
12
10
8
6
4
2
0
-2
Apr 03
Mai 03
Jun 03
Jul 03
Aug 03
Sep 03
Okt 03
Nov 03
Dez 03
Jan 04
Feb 04
Mrz 04
Öffentl. Pfandbriefe 10 Jahre
Öffentl. Pfandbriefe 5 Jahre
Öffentl. Pfandbriefe 2 Jahre

ESSEN HYP

Refinanzierungskosten der Essen Hyp: Spreadentwicklung unseres CP-Programs in 2003



BP
30,0
25,0
20,0
15,0
10,0
5,0
0,0
25,8
23,1
19,3
15,0
15,0
13,8
13,2
11,0
9,1
9,2
9,4
8,9
Januar
Februar
März
April
Mai
Juni
Juli
August
September
Oktober
November
Dezember


ESSEN HYP
Erster
öffentlicher Jumbo Pfandbrief
€ 2,0 Mrd. mit
Investoren Greenshoe
COMMERZBANK
SECURITIES
Dresdner Kleinwort Wasserstein
BARCLAYS
DZ BANK

Platzierung des ersten öffentlichen Jumbo Pfandbriefes mit Investoren Greenshoe

nach Regionen


Nordamerika
7,0%
Asien
1,0%
Europa ohne
EU-Mitglieder
9,0%
Deutschland
53,0%
EU ohne
Deutschland
30,0%

nach Investoren


Banken 37,9 %
Privatkunden
3,0%
Pensionsfonds
0,1 %
Geldmarktfonds
3,0%
Zentralbanken
12,0%
Versicherungen
3,0%
Industrie-
unternehmen
4,0%
Fonds 37,0 %

1. Geschäftsentwicklung 2003
2. Ertragsentwicklung 2003
3. Investor Relations
4. Geschäftsentwicklung Jan./Feb. 2004

ESSEN HYP

Zins- und Provisionsüberschuss


€ Mio.
250
200
150
100
50
0
170,9
187,5
+9,7%
213,5
+13,9%
Erneute Bestmarke seit Gründung der Bank!
2001
2002
2003

ESSEN HYP

Betriebsergebnis nach Risikovorsorge
Jahresüberschuss


€ Mio.
120
100
80
60
40
20
0
108,1
72,3
112,3
+3,9%
76,2
+5,4%
118,6
+5,6%
81,2
+6,6%
9. Steigerung des Jahresüberschusses in Folge
2001
2002
2003

ESSEN HYP

Gewinnverwendung


€ Mio.
140
120
100
80
60
40
20
0
35,8
Steuern
36,2
Dividende
36,1
Bonus-dividende
36,1
Steuern
36,2
Dividende
40,0
Sonderaus-schüttung
37,4
Steuern
38,7
Dividende
42,5
Sonderaus-schüttung
2001
2002
2003

Zahlung einer unveränderten Dividende in Höhe von 18% an unsere Aktionäre

ESSEN HYP

Return on Equity (RoE) nach Steuern

Stand: 31.12.2003



in %
16
15
14
13
12
11
10
13,5
13,8
14,1
2001
2002
2003

Cost-Income Ratio

Stand: 31.12.2003


in %
16
15
14
13
12
11
10
13,8
12,4
12,0
2001
2002
2003

Inhalt

1. Geschäftsentwicklung 2003
2. Ertragsentwicklung 2003
3. Investor Relations
4. Geschäftsentwicklung Jan./Feb. 2004

Die Deutschland-Roadshow Januar/Februar 2003

Bielefeld
Hannover
Bremen
Hamburg
Köln
Wuppertal
Frankfurt
Berlin
Erfurt
Augsburg
Nürnberg
Essen


Kiel
SCHLESWIG-HOLSTEIN
MECKLENBURG-VORPOMMERN
Schwerin
HAMBURG
BRANDENBURG
BERLIN
Potsdam
BREMEN
NIEDERSACHSEN
Hannover
Magdeburg
SACHSEN-ANHALT
SACHSEN
Dresden
NORDRHEIN-WESTFALEN
Düsseldorf
Erfurt
THÜRINGEN
HESSEN
Wiesbaden
Mainz
RHEINLAND-PFALZ
BAYERN
SAARLAND
Saarbrücken
Stuttgart
München
BADEN-WÜRTTEMBERG

Dortmund
Kassel
Göttingen
Kiel
Freiburg
Stuttgart
Pforzheim
Karlsruhe
Saarbrücken
Mannheim
Schweinfurt

ESSEN HYP

3. Kapitalmarktkonferenz der Essen Hyp im Juli 2003

Mehr als 350 Finanzexperten aus aller Welt





Gastredner Herr Michail Gorbatschow





ESSEN HYP

Eröffnung der Repräsentanz in Paris im September 2003





... im Musée Jacquemart-André



ESSEN HYP

Roadshow mit Dr. Helmut Kohl im November 2003



Madrid



London





Paris

ESSEN HYP

Roadshow mit Dr. Helmut Kohl im Januar/ Februar 2004



Budapest



Mailand

Frankfurt am Main im Hause der Commerzbank AG



1. Geschäftsentwicklung 2003

2. Ertragsentwicklung 2003

3. Investor Relations

4. Geschäftsentwicklung Jan./Feb. 2004

ESSEN HYP

Guter Start in das Geschäftsjahr 2004
Aktuelle Zahlen zum 29. Februar

→ **Staatskreditneugeschäft: € 2,2 Mrd.**

→ **Hypothekenneugeschäft: € 1,4 Mrd.**

→ **Passivneugeschäft: € 8,2 Mrd.**
davon Jumboemissionen i.H. von € 4,0 Mrd.



→ **Kapitalerhöhung am 18.03.2004 beschlossen: € 70,0 Mio. Kernkapital.**

ESSEN HYP

Öffentlicher Jumbo *Pfandbrief*

€ 2,0 Mrd.

Januar 2004



ABN·AMRO

HSBC

CRÉDIT AGRICOLE INDOSUEZ

COMMERZBANK SECURITIES

Platzierung des Öffentlichen Jumbo Pfandbriefes Januar 2004

nach Regionen


Europa ohne EU
8,8%
Asien
0,7%
Andere
0,4%
EU ohne Deutschland
27,2%
Deutschland
62,9%

Bereits 23 Minuten nach Öffnung des Orderbuchs war die Emission gezeichnet und hat daher eine geringere internationale Verbreitung.

Ordervolumen gesamt:
rd. € 3,5 Mrd.

Spreadaufschlag nur 1 BP über Euribor.

ESSEN HYP

Spreadentwicklung unseres Jumbos Januar 2004



1,5
1,0
0,5
0,0
-0,5
-1,0
-1,5
-2,0
-2,5
1,0
-1,2
-1,0
0,0
-1,0
-1,6
-0,5
-1,0
-2,0

ESSEN HYP

Öffentlicher Jumbo *Pfandbrief*

€ 2,0 Mrd.

März 2004



COMMERZBANK
SECURITIES

HVB
CORPORATES & MARKETS

Deutsche Bank

Morgan

ESSEN HYP

Öffentlicher Jumbo *Pfandbrief* - März 2004
Platzierung nach Regionen

Europa (ohne Deutschland)	57,1 %
Deutschland	**33,9 %**
Asien	9,0 %



Norwegen 2,5%
Singapur 1,9%
Slowenien 0,5%
Schweiz 2,6%
Belgien 0,5%
Niederlande 3,8%
Portugal 0,7%
Österreich 1,4%
Brunei 0,6%
Mittlerer Osten 1,3%
Spanien 2,8%
China 5,2%
Dänemark 5,0%
Luxemburg 2,5%
Europa /Rest) 11,1%
Italien 7,0%
Island 1,6%
Finland 3,5%
Ungarn 2,0%
Frankreich 2,2%
Deutschland 33,9%
Großbritannien 7,4%

ESSEN HYP

Unsere Planung für das Geschäftsjahr 2004

- **Staatskreditneugeschäft: rd. € 13,5 Mrd.**
- **Hypothekenneugeschäft: rd. € 3,2 Mrd.**
  davon rd. € 1,5 Mrd. gewerbliche Immobilien-finanzierungen mit Fokus auf Deutschland, Frankreich, Großbritannien, Niederlande, Spanien, Kanada und USA;
  davon rd. € 1,7 Mrd. Wohnungsbau in Deutschland.
- **Passivneugeschäft: rd. € 33,0 Mrd.**
- **Bilanzsumme: rd. € 80,0 Mrd.**
- **RoE nach Steuern: ≥ 14,0%**
- **Cost Income-Ratio: ≤ 12%**



ESSEN HYP

Sonderkontingent „Junge Familie“

Volumen: € 250 Mio.

Start: 19. März 2004
bis voraussichtlich 30. April 2004

10 Jahres Konditionen: Nominalzins: 4,48%
(effektiv 4,57%)

Beratung und Kreditbearbeitung ausschließlich in allen Filialen der Commerzbank AG

ESSEN HYP

Vielen Dank für Ihre Aufmerksamkeit!



Hypothekenbank in Essen Aktiengesellschaft

ESSEN HYP

04 MAR 24 AM 7:21

www.essenhyp.de	www.essenhyp.com
3. Kapitalmarktkonferenz	3rd Capital Market Conference
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Geschäftsbericht	Bonds & Notes
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Über uns	International Property Financing
Impressum	Careers
	About Us
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ESSEN HYP

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Investor Relations
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Impressions of the Roadshows in Madrid, London, Paris, Budapest, Milano and Frankfurt

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Investor relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.



Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

- Ratings and Analyses
- Interest Rate Forecast G3
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Roadshows
- Corporate Governance
- 10 successful years in retrospect
- Financial Calendar 2004

Back | Search | Glossary | German Website | Print | Sitemap

Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch Ratings	Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2004/2005

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the United States 2004/2005

Economic Growth

No doom and gloom - it's full steam ahead!

I took the title of this report from my G3 publication of summer 2002. Today it is even more accurate than ever. Growth of U.S. GDP has accelerated to the tremendous annualized rate of 8.2% in the third quarter of last year, according to the revised data of the U.S. Department of Commerce, after an already solid growth rate of 3.1% in the previous quarter. I again expect strong economic growth with an annualized rate of more than 5% for the final quarter of last year. In December 2003 the ISM index for the manufacturing industry reached the highest level in 20 years. However, the great majority of market observers did not comment euphorically on this economic development. In contrast, they doubted once more the sustainability of the economic recovery. One could think of a latent anti-Americanism, had no famous U.S. economist been among those doubting economists as well. Although one piece of positive economic news is followed by another, market participants stick to their pessimistic growth view. At the beginning, market participants thought the economic recovery would be certain only when corporate profits start to rise - in the third quarter of 2003 the S&P 500 profits rose by 23% compared to the same period of 2002. Then skeptics demanded a rise in investment activity - in the third quarter of 2003 investment in equipment and software rose in real terms by 7% compared to the same period of the previous year. The objection heard several times, that the increase of investment activity was merely a result of the hedonic method of deflationary adjustment, is answered by the fact that investment activity, counted in current prices, has expanded only less slightly. Finally, the argument, the economic recovery would slacken due to missing indicators for a stabilization of the labor market, was added. In the meantime employment has risen for six successive months, according to the households survey. In the recent past the high growth in the U.S. was modified, indicating single effects like increased military expenditure, the cash inflow through refinancing residential properties and the tax cuts of the Bush government. But these objections are neither convincing due to the following reasons:

- The proportion of defense spending of U.S. GDP has constantly decreased since the end of the Korean War in 1953 and was at only 4% in 2002. Actually, the U.S. government increased defense spending by nearly 13% year-over-year in the third quarter of 2003, but due to its decreased economic importance this surge of military spending has contributed less than a half percentage point to the change rate of GDP of 3.6% in the third quarter of 2003.

- Since July 2003 the rising interest rates of mortgage loans with 30-years maturity have made the unprecedented flood of refinancing applications for residential properties slowly disappear. According to anecdotal reports, home owners have, in the course of these refinancings, usually borrowed a higher amount against their property than before. Various analysts are of the opinion that the resulting inflow of liquidity has contributed considerably to the very high private consumption spending in the third quarter of 2003. During this

period the disposable income as well as private consumption – in nominal amounts respectively – has risen by annualized rates of more than 8%, while the savings rate remained constant at 2.3%. Consequently, private households have completely used up the tax cut of summer 2003 (increase of the child allowance and the lowering of the income tax rates). This, however, makes clear that the inflow of liquidity from refinancing cannot be exhausted yet. This is supported by the fact that the amount of savings and money market funds (mutual funds), measured in percent of disposable income, has recently reached an all-time high. Therefore, a considerable decelerated growth of private consumer spending is not expected. In addition, the slump in the home market has still not taken place, despite all prophecies of doom. The index established by the National Association of Home Builders remained, in January 2004, slightly below its quarterly high of October 2003.

- In addition, the retroactive effecting tax cut of last summer will result in a tax refunds increase of an estimated 55 billion U.S. dollars in the first half of the year. This repeated expansionary stimulus corresponds to 0.5% of the nominal GDP. Experience of earlier tax cuts, as well as the recent strong rise in consumer confidence, suggest that the coming tax cuts will also largely be converted into private consumption. It is astonishing that there is no argument in favor of high private consumption spending resulting from the positive wealth effect which started in spring with friendly stock markets. Wealth of households has, with about 42,000 billion U.S. dollars at the end of the third quarter in 2003, already exceeded the local low of the third quarter of 2002 by 3,500 billion U.S. dollars, and are currently not far away the all-time high of the first quarter of 2000. At that time a surge of the personal savings rate, and thus a slump in private consumption spending, resulting from the negative wealth effect accompanying the bursting of the speculative bubble on the stock markets, was forecast by the pessimists. This slump did not materialize, thanks to an only slight increase in the personal savings rate. Moreover, the low savings rate level in the United States compared to Germany and Japan is, in my view, not an indicator for a nation with an excessive debt burden, but rather an expression of the citizens' positive income expectations which are based on a markedly favorable demographic situation compared to all other industrialized nations. Be that as it may: there is enough time until the fiscal-political stimulation peters out to guarantee a transition from the current economic recovery to a self-supporting expansion.

The self-supporting expansion will develop along a high growth path. This fact is based on the previously mentioned favorable demographic development but first and foremost on the impressive progress of productivity in the U.S. economy. According to revised data, growth in labor productivity has accelerated from an average 1.5% p.a. during the first half of the 90s and 2.4% p.a. during the second half, up to enormous 3.9% p.a. in the years 2000 to 2003 [1] (see current graph). It can be assumed that recent progress in productivity will level off in the course of a continued recovery of the labor market. Nevertheless, the acceleration of growth in productivity since the beginning of this millennium is still so strong, seen against the background of this argument, that it could conceal another rise of trend growth. This is even more likely due to the fact that the average growth of GDP slowed down from 4.1% p.a. in the second half of the 90s to 2.0% p.a. in the years 2000 to 2003 [2] . That given, an acceleration of productivity growth can no more be regarded merely as a cyclic phenomenon: the thesis of a "new economy" was proven during the recession in 2001 at the latest. In addition, according to a current study [3] computer investments unfold their entire productivity-increasing effect only after a delay of 7 years. As a result of an investment increase in information processing and software [4] by an average of

almost 20% per year during the second half of the 90s, the application of new technical inventions will continuously lead to significant productivity gains in the coming years. This year private consumption and investment in equipment and software will be the two main economic growth supporters. But also inventory increases will noticeably contribute to GDP growth rate. Private consumption will benefit from the previously mentioned tax refunds and a brightening on the labor market. In a first step the latter will contribute to the increase of disposable income through a rise in employment. In the further course of the year consumer's purchasing power could produce another step-up due to rising wages, because growth of real wage fell behind productivity performance in the past quarters. Investment in equipment and software will be quickened by the double-digit growing profits and the improved depreciation allowances which are valid until the end of 2004. Moreover, four years after the Y2K boom big reinvestments in the information technology sector are already lined up to go.

Despite the depreciation of the U.S. dollar the current account deficit will not narrow because the brisk domestic demand will go along with a strong import growth. Net exports will consequently not contribute to GDP growth.

The average annual growth rate of GDP in 2004 will be approximately 5.5%. This remarkably strong growth can partly be traced back to a statistical overhang in 2003. In 2005, however, the speed of expansion will slow down somewhat to a still high growth rate of about 4.5%.

Although the economic engine is again running fast, an acceleration in inflation is not visible. In contrast and fortunately for the bond market, in the middle of December the U.S. Department of Labor reported a slowdown in the consumer price index less energy and food of 0.1% in November, compared to previous month, in seasonal-adjusted terms. Compared to the previous year the so-called core rate was, at only 1.1%, the lowest since May 1963. In view of a still large underutilization of capacities and decreasing unit labor costs – in the third quarter of 2003 unit labor costs dropped by 2.2% compared to same quarter of last year – this year's change rate will significantly fall below the 2% mark of last year. This is neither countered by the present weakness of the U.S. dollar nor by the bullish commodity market. A comparable situation in the years from 1994 to 1996 did not result in an accelerated surge in prices and, thus, proved that the development of unit labor costs determines the development of consumer prices. Accordingly, the ghost of a deflation has vanished into thin air due to the most recent depreciation of the U.S dollar and the surge in commodity prices. The fact that the year-over-year change rate of 2% equaled the Federal Reserve Bank of Cleveland calculated median CPI for several months, may thus be regarded as the first indicator for a slow deceleration of the more than 20 year-old disinflation trend. The Open Market Committee of the Federal Reserve (FOMC) agrees with the evaluation of a lessening deflation risk. Its communiqué of December 9, 2003 states: "The probability of an unwelcome fall in inflation has diminished in recent months and now appears almost equal to that of a rise in inflation [5] ". It further states: "However, with inflation quite low and resource use slack, the Committee believes that policy accommodation can be maintained for a considerable period [6] ". Capital market participants are now trying to figure out at what time the "considerable period of time" will be over.
In accordance with a recent Bloomberg survey the majority of economists schedule the beginning of the next interest rates hike phase for the second half of this year. However, I forecast the beginning of the key interest rate increase as early as in the first half of the year. This point of view is firstly supported by the expectation that the expansionary pace in the United States will be considerably above the growth trend also in the coming quarters and thus, current under-utilization of capacities will decrease. Jack Guynn, President of the Federal Reserve Bank of Atlanta, recently commented the U.S. monetary policy as follows: "If the economic expansion continues

to build momentum and breadth, it will be appropriate at some point to bring policy back to a longer-run setting that is more consistent with noninflationary, sustainable growth [7]." Secondly, financial market conditions have noticeably brightened. This is visible in the recovery of the stock market and the narrowing of interest spreads of corporate bonds compared to government bonds. Thirdly, deflation expectations of capital market participants have vaporized – if they ever actually existed. Notwithstanding my expectation of continuously low inflation rates, the necessity for a more extreme expansionary monetary policy is waning. The tightening of the monetary reins, as I forecast, will inevitably initiate a sellout at the long end of the interest rate curve. Among market players the predominant expectation that the Federal Reserve will keep on its expansive stance for a long time, should have decisively contributed to the stabilization of long-term yields at a comparatively low level. The absence of a key interest rate hike by the Federal Reserve during the last year is thus very likely the main reason for my misleading forecast of strongly surging U.S. capital market yields as of spring 2003. Hence, the Deutsche Bundesbank writes:

"...despite the sharp increase in recent months, the actual interest rate level in the United States is still significantly lower than the interest rate level estimated on the basis of these two important explanatory factors [8]." Another explanation for the rather low U.S. yield level may be that bond dealers and fund managers are a lot less optimistic regarding economic growth than their colleagues in the economic research departments. But due to the fact that my forecast is located at the upper margin of the range determined by the forecasts of the economic research departments, the way to considerably higher yields is predetermined even according to this way of argumentation, if my growth forecast actually comes about. Therefore, I expect that 10-year U.S. Treasury Notes will yield 5.4% at the end of this year. The predicted yield increase will also continue next year.

1. Labor productivity estimate for the fourth quarter of 2003.
2. GDP estimate for the fourth quarter of 2003.
3. See: Erik Brynjolfson and Lorin M. Hitt, "Computing Productivity: Firm-Level Evidence" in : The Review of Economics and Statistics, Volume 85, Issue 4 - November 2003, p. 793 - 808.
4. Based on the real data series with the basis year 1996.
5. http://www.federalreserve.gov/boarddocs/press/monetary/2003/20031209/default.htm.
6. ibidem
7. http://www.frbatlanta.org/invoke.cfm?objectid=E69E6AB6-FFF3-6B39-C4763CCFDBF782F3&method=display
8. See: Monthly Report December 2003 of the Deutsche Bundesbank, p.17.

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Nov 03, 2003
- Forecast meeting Mar 27, 2003
- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Interest Rate Forecast Meeting on November 03, 2003

Results of the consensus survey

Forecast for the Euro Three-Month Money Market Rate
Status as of November 03, 2003: 2.53%

	4th quarter of 2003	1st quarter of 2004	2nd quarter of 2004	3rd quarter of 2004	4th quarter of 2004
Consensus Forecast	2,20%	2,28%	2,30%	2,50%	2,63%
Highest Forecast	2,40%	2,50%	3,00%	3,25%	3,40%
Lowest Forecast	2,10%	2,15%	1,85%	1,80%	1,70%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of November 03, 2003: 4.34%

	4th quarter of 2003	1st quarter of 2004	2nd quarter of 2004	3rd quarter of 2004	4th quarter of 2004
Consensus Forecast	4,58%	4,70%	4,80%	4,85%	4,90%
Highest Forecast	5,00%	5,50%	6,00%	5,50%	5,60%
Lowest Forecast	4,20%	4,20%	4,20%	4,20%	4,00%
as of Quarter-end					

Participants:

Bernd Bäume Bankhaus Lampe KG, Düsseldorf
Axel Frein Bankhaus Lampe KG, Düsseldorf
Thomas Homm Bank im Bistum Essen, Essen
Erhard Rossig Bergbau-Berufsgenossenschaft, Bochum
Eugen Keller Metzler Asset Management GmbH, Frankfurt
Dr. Arnd Verleger CC-Bank, Mönchengladbach
Jens-Uwe Wächter DGZ DekaBank, Frankfurt
Dr. Harald Loy Deutsche Bundesbank, Düsseldorf
Lothar Heßler HSBC Trinkaus & Burkhardt, Düsseldorf
Dr. Frank Brocks Hypothekenbank in Essen AG, Essen
Dirk Chlench Hypothekenbank in Essen AG, Essen
Raimund Bitter Hypothekenbank in Essen AG, Essen
Clemens Stoffers Stadt Essen, Essen
Jan Bottermann National-Bank AG, Essen
Heinz Gebhardt Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Dr. György Barabas Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Peter Hohlfeld Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Marco Bargel DEPFA Deutsche Pfandbriefbank AG, Frankfurt
Dirk Schoppmeier Sparkasse Essen, Essen
Elmar Stender Volksbank Marl-Recklinghausen eG, Marl
Helmut Goecker Westfalenbank AG, Bochum
Rainer Maucher Gemeinnützige Hertiestiftung, Frankfurt
Martin K. G. Heipertz Max-Planck-Institut für Gesellschaftsforschung, Köln
Heike Gutzmerow Volksbank Rhein-Ruhr, Duisburg

If you have any comments or questions, please call:

Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2004

▷ US-Dollar: It's the economy - stupid! January/February 2004

Articles in 2003

▷ Rare Gems November/December 2003
▷ Japan hands the wooden spoon to Germany! September/October 2003
▷ World: A global economic upturn is underway! July/August 2003
▷ Germany: Glimmer of hope for an economic revival! May/June 2003
▷ Germany/Europe: Build up anti-cyclical stock positions March/April 2003
▷ USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

Articles in 2002

▷ USA: The last ray of hope for the world economy November/December, 2002
▷ Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
▷ USA: The U.S. consumers are well alive and kicking! July/August, 2002
▷ World:Real interest rates and funding conditions May/June 2002
▷ Euro area: Markets will once again beat economists on ECB rates! March/April 2002
▷ USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

▷ World: Will the New Economy Continue? November/December 2001
▷ USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
▷ Germany: Searching for the trough of the business cycle July/August 2001
▷ USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
▷ Japan: A brief review of the recent BOJ monetary policy March/April 2001
▷ USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

▷ Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
▷ Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
▷ USA: A flexible labor market is the key issue for a bull market. July/August 2000
▷ Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
▷ USA: Overvalued US stock market - so what? March/April 2000
▷ Germany: The return of inflation? January/February 2000

Articles in 1999

▷ World: The role of asset prices in US Fed and ESCB monetary policy December 99
▷ World: Some Thoughts on the 'liquidity' argument November 1999
▷ USA: Inflation-led interest rate fears - and rightly so? October 1999
▷ USA: Don't stay long in bonds September 1999
▷ Euro area: A review of the first six months of the euro currency August 1999
▷ USA: Do we get a bear market like in 1994 ? July 1999
▷ USA: Real Wages versus Unemployment Rate June 1999
▷ Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
▷ Euro Area: Implied inflation expectations April 1999
▷ Euro Area: Real 3-month interest rates March 1999

▷ USA: Personal savings rate February 1999

Current Financial and Economic Topics

US-Dollar: It's the economy - stupid!
January/February 2004

In January 2004 the trade weighted value of the U.S. dollar against major currencies decreased by around 25%, compared with its peak in February 2002. The depreciation of the U.S. dollar against the euro has been even more pronounced. During the same period of time the price of one U.S. dollar expressed in euros even slipped by around 31%. Recently, the appreciation of the euro vis-à-vis the U.S. dollar has accelerated and thus emerged as a hot topic among capital mar-ket participants in the euro area. On February 11th, 2004, the euro stood at a historical high of $1.2832. Previous expectations that the European Central Bank (ECB) would hike interest rates several times in the second part of this year have almost disappeared. As seen by traders, the euro strength has put at risk the ECB projection that eco-nomic activity in the euro area will gain momentum in the course of 2004. This is because the current meager recovery is solely driven by export demand. In contrast, the U.S. real GDP soared by an annual-ized rate of almost 6% in the second half of 2003. Moreover, forward looking economic indicators suggest that the U.S. economy will once again grow vigorously in the first quarter of this year. Thus, the slide of the U.S. currency against the euro seems to suspend the old traders' rule that a strong economy goes hand-in-hand with a strong currency.

Chart 1


Euro Area
one euro in U.S. dollar
1,40
1,30
1,20
1,10
1,00
0,90
0,80
1999
2000
2001
2002
2003
2004

Source: Bloomberg

Instead traders' attention switched to the huge U.S. current account deficit. In 2003 the current account balance is likely to have reached a record deficit of just below $550 billion. This corresponds to as much as 5% of U.S. nominal GDP. Hence, many foreign exchange observ-ers hold the view that international investors are becoming increas-ingly reluctant to finance this enormous U.S. external deficit. In July and August last year, Japanese investors sold net U.S. bonds totaling 1,949 billion yen ($18 billion). According to the doomsayers' point of view, these sales were driven by Japanese concerns about the persis-tence of the U.S. twin deficit (current account and government budget deficits), rather than by strong U.S. economic data. Advocates of this – at first glance at least – appealing argument would then have to ex-plain why a market for credit swaps against a default of U.S. Treasury securities apparently does not exist. None of our surveyed counter-parts at international

investment banks has ever heard of a capital market participant seeking protection against a default of the United States. However, there have been several derivative transactions where one counterparty hedged its position against the default of German, French or Italian issues. This is in line with OECD estimates, which show that in 2003 the general government financial liabilities of the United States were, at 63.4% of nominal GDP, still much lower than the corresponding figure of 75.7% for the euro area.

Michael Schubert, Senior Economist at Commerzbank AG, has in-stead shown with his forex models that the depreciation of the U.S. dollar against the euro can still largely be explained by two other factors[I]. These are the interest rate differential and the consensus expec-tations of the growth advantage of the United States over the euro area. We expect that these determinants will change in favor of the U.S. dollar. First, the Federal Reserve will start hiking key interest rates as early as the end of the second quarter of this year. Against the background of an already briskly growing U.S. economy and ex-pected huge tax refunds in the second quarter of this year, the Fed-eral Reserve can afford to hike interest rates without harming growth. The U.S. central bank bears in mind that certain indications for an up-turn in the labor market have, as a consequence, improved the pros-pects of a strong and sustainable expansion. Thus, we think that the U.S. central bank will hike the Federal Funds Target Rate by a total of at least 100 basis points in 2004. The ECB, however, will hesitate to raise its key interest rate, given that the upswing in the euro area is still moderate and rather fragile. Second, based on the above-mentioned arguments, we expect the U.S. economy to steam ahead with a growth rate of 5.5% this year. In contrast, the euro area will reg-ister only a lackluster growth rate of 1.8%. As a result, the U.S. econ-omy will outpace that of the euro area by 3.7 percentage points, com-pared to 2.7 percentage points in the previous year. This, in turn, means that the growth advantage of the U.S. economy – contrary to the view of many pundits – will widen even further this year.

But let us return to the current account balance. In the past, a widen-ing U.S. current account deficit was, on average, accompanied by a strong U.S. dollar, as can drawn from chart 2.[II]
This empirical evi-dence runs counter to the widely held belief among capital market participants that an external deficit foreshadows a weak currency. Why is this the case?


Chart 2
United States
Index
1970
1972
1974
1976
1980
1982
1984
1986
1990
1992
1994
2000
2002
2004
Balance on Current Account (LS)
Trade Weighted Exchange Index (RS)

Source: Global Insight

In the framework of national accounts, domestic production (Y) always equals domestic spending (DS) plus the trade balance (TB)[III] :

$$Y = DS + TB$$

By subtracting DS from both sides of the equation, we can rewrite the equation as:

$$Y - DS = TB$$

Thus, in the case of a trade balance deficit, domestic spending ex-ceeds domestic production. Therefore the United States is said "to be living (spending) beyond its means". As domestic spending (DS) is composed of consumption (C), investment (I) and government pur-chases (G), we can say

$$Y - C - I - G = TB$$

As domestic production (Y) minus Consumption (C) and government purchases (G) is, by definition, domestic saving (S), it follows that

$$S - I = TB$$

The left-hand side of the equation, domestic saving (S) minus domes-tic investment (I), is also called net capital outflow (CF).

$$CF = TB$$

In the case of the United States, the trade balance is negative and so is the net capital outflow. As domestic saving is smaller than domestic investment, the extra investment has to be financed from outside the United States. But it is a common illusion that capital flows are auto-matically responding to what is happening in the trade balance. For example, BMW did not invest around 800 million U.S. dollars in its new plant in Spartanburg, South Carolina, in order to finance the U.S. trade balance deficit, but to serve a big local market for its fun cars.

The chain of causation runs the opposite way: an increase of domes-tic investment demand over domestic saving raises the real interest rate, which, in turn, triggers a negative net capital outflow. As a nega-tive net capital outflow (an inflow) is accompanied by foreign demand for the domestic currency, the U.S. dollar will appreciate. A rising dol-lar, in turn, will increase the trade balance deficit. So the circle has closed: the national income accounts identity, which dictates that net capital outflow (CF) equals the trade balance (TB), is fulfilled again.[IV] The above case describes exactly what happened in the United States in the late 1990s. A positive productivity shock, triggered by the IT revolution, lifted investments and thus resulted, in line with our ar-gumentation, in a strong dollar and a widening of the trade balance deficit. So the United States has not been living (spending) beyond its means but has rather been like an "oasis of prosperity", where the prospects of high investment returns have attracted savings from all over the world. Hence, the payoff from those investments will be suffi-cient to finance the obligations incurred. Jörg Krämer, chief economist of INVESCO Asset Management, put it this way: "The United States is like a successful company which can easily raise funds on the capital markets". Only in the aftermath of the recession in 2001 and the war against terrorism was the increase of net capital inflow (and thus the increase of the trade balance deficit) driven by plummeting domestic saving (more precisely federal government saving).


Chart 3
United States
Saving and Investment
22
20
18
16
14
12
1970
1972
1974
1984
1990
1992
1994
2000
2002
2004
Gross Saving
Gross Domestic Investment

Source: U.S. Bureau of Economic Analysis

But can the United States continue to live with such a huge deficit for many years to come? We think so.

According to a Federal Reserve study often quoted by the doomsay-ers, a typical current account correction tends to occur when the defi-cit reaches 5% of nominal GDP[V]. The current U.S. external deficit is pretty close to this supposed threshold. Nevertheless we are not wor-ried about the threat of an inevitable crisis. First of all, the quoted 5% mark represents the median of the current account deficit at the be-ginning of an adjustment process. However, it should be taken into account that the mean is somewhat higher at 6.3%, with extremes of 13.6% for New Zealand in 1984 and 16.8% for Portugal in 1981. So there is reason to believe that the United States is still a long way from being in any danger zone as far as the current account deficit is concerned. Second, the study referred to above analyzes only those countries, which suffered from a current account adjustment, i.e. it does not show the performance of those countries which have es-caped crises related to an adjustment process of their current account balance. Third, the U.S. foreign debt is predominantly denominated in U.S. dollar. This is in stark contrast to the debt structure of crisis coun-tries at the beginning of the current account adjustment and therefore puts a big question mark on whether the results of the Fed study can be applied to the United States. Forth, it is true that the United States has a negative net investment position which amounts to 25% of GDP. But - and what is striking here - the United States still earns more on those assets owned by it abroad than it has to pay on for-eign-owned assets in the United States. The euro area, in contrast, recorded a deficit of almost € 37 billion ($46,5 billion) in its investment income balance in 2002.


chart 4
United States
Income Receipts on U.S.-owned Assets Abroad Minus Payments on Foreign-owned Assets
0
1980
2000

Source: U.S. Bureau of Economic Analysis

Fifth, it should be taken into account that the current account deficit is related to the favorable demographic situation of the United States. The population in the United States is projected to increase due to immigration and a high fertility rate. In contrast to this, demographic trends in Germany and many other European countries, especially in the EU accession states, as well as Japan are rather unfavorable. In these countries, the population is set to shrink and the average age to rise. Hence, it makes sense for German and Japanese citizens to put more money aside for retirement than their fellows in the States. As investment opportunities in Japan and Germany are not as attractive as those in the United States, excess savings flow from these coun-tries into the United States. Metaphorically speaking: in future Japa-nese and German retirees will receive their monthly pension pay-ments from the American workers.


Chart 5
United States, Japan and Germany
Population Projections
in millions
276
127
82
300
127
83
325
124
83
351
118
81
377
109
79
404
101
75
2000
United States
Japan
Germany

Sources: U.S. Census Bureau, National Institute of Population and Social Security Research, Federal Statistical Office Germany

For those of you who are still not fully convinced that the U.S. dollar is set to regain its former strength, we will present a final, albeit somewhat old argument: all estimates known to us regard-ing the purchasing power parity of the U.S. dollar come to the re-sult that the greenback is undervalued vis-à-vis the euro. For ex-ample, the British magazine 'The Economist' has reckoned in its mid January issue that the euro is overvalued by 24% against the U.S. dollar, according to its long-running 'Big Mac index'. Their newly-launched Starbucks 'tall-latte index' even shows a euro overvaluation of 33%. We have recalculated the latter figure. At the Starbucks store close to our bank's headquarters in Essen, we learnt that a tall-latte costs €2.90 throughout Germany. Based on information from colleagues in Miami, Washington DC, New York and Boston, the same milky coffee costs at their Starbucks, on average, $2.74. Thus, the "fair" value of one euro would be $0.94. Based on the current foreign exchange rate of around $1.28, the euro is, according to the new benchmark, overvalued by as much as 36%. This is clearly very much in line with the Economist's figure. It is true that these greatly simplified calcula-tions have to be taken with a pinch of salt. However, at the launch of the euro in January 1999, the 'Big Mac index' sug-gested – correctly – that the new European currency was already overvalued. Nevertheless, the vast majority of economists had forecast a rise in the euro. At the end of 1999 the euro had de-preciated by around 15% vis-à-vis the U.S. dollar. Currently, most markets participants are again bullish on the euro. So be alert!

Please note:

Views expressed in this article do not necessarily reflect official positions of Hypothekenbank in Essen AG.

[I] Michael Schubert, "How do our exchange-rate models work?", yields/fx briefing, January 5th, 2004, Commerz-bank Economic Research.

[II] For an econometric analysis of the relationship between the exchange rate and the trade balance (and vice versa) see Thorsten Polleit, "Das amerikanische Zwillingsdefizit", View Point, April 16th, 2003, Barclays Capital Research.

[III] The current account balance can be separated into the trade balance and the balance on current transfers. For reason of simplification, we will use the terms 'current account balance' and 'trade balance' as synonyms.

[IV] See N. Gregory Mankiw, "Macroeconomics", 5th edition, for a more detailed description.

[V] Caroline L. Freund, „Current Account Adjustment in Industrialized Countries", International Finance Discus-sion Papers, Number 692, December 2000, Board of Governors of the Federal Reserve System.

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ Declaration of Compliance with the German Corporate Governance Code (PDF)
▷ Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Credit Committee of the Supervisory Board, which also deals with the bank's credit and market risks. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Credit Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Claims outstanding:											
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855
New lending commitments:											
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420
Capital and reserves:											
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5
General operating expenses:											
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0
Operating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3
Net income for the year:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2
Allocation to revenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0
Total distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Investor relations

Financial Calendar 2004

Key Dates 2004	
March 18, 2004	Annual General Meeting and (Supervisory Board) Meeting on the 2003 Annual Accounts
March 19, 2004	Press Conference on the 2003 Annual Accounts and publication of the German version of our 2003 Annual Report
May 2004	Publication of the English version of our 2003 Annual Report
Mid-August 2004	Interim Report as of June 30, 2004
Mid-November 2004	Interim Report as of September 30, 2004

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Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

Credit Research

Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	02.2004
by borrowers and regions	monthly	02.2004
by countries	monthly	02.2004
by risk weighting	monthly	02.2004
derivatives serving as cover	monthly	02.2004
Cover pool at market value		
Development/ Stress scenario	monthly	02.2004
Surplus cover	monthly	02.2004
Breakdown of new lending commitments		
by rating	monthly	02.2004
by borrowers and regions	monthly	02.2004
by countries	monthly	02.2004
by risk weighting	monthly	02.2004
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	02.2004
by borrowers and regions	monthly	02.2004
by countries	monthly	02.2004
by risk weighting	monthly	02.2004
Breakdown of new lending commitments		
by rating	monthly	02.2004
by borrowers and regions	monthly	02.2004
by countries	monthly	02.2004
by risk weighting	monthly	02.2004
Investment of available funds	monthly	02.2004
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	12.2003
foreign loans by type of property, country and LTV	quarterly	12.2003
derivatives serving as cover	monthly	02.2004
Cover pool at market value		
Development/ Stress scenario	monthly	02.2004
Surplus cover	monthly	02.2004

Breakdown of non-cover loans

Loans with a LTV > 60%	monthly	02.2004

Breakdown of new lending commitments

domestic loans by type of property, region and LTV	quarterly	12.2003
foreign loans by type of property, country and LTV	quarterly	12.2003

Derivatives

Counterparty ratings	monthly	02.2004
Yield curve distribution	monthly	02.2004

Risk Management

Value-at-risk	monthly	02.2004
Worst-case scenario	monthly	02.2004
Interest rate risk	monthly	02.2004
Grundsatz I	monthly	02.2004
Grundsatz II	monthly	02.2004

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch		29.02.2004

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	15,861	30.90
AA+ / Aa1 / AA+	3,567	6.95
AA / Aa2 / AA	11,770	22.93
AA- / Aa3 / AA-	8,061	15.71
A+ / A1 / A+	978	1.91
A / A2/ A	821	1.60
A- / A3 / A-	834	1.63
BBB+ / Baa1 / BBB+	294	0.57
Without rating *	9,136	17.80
Total	51,322	100.00

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	4,136	8.06
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,253	8.29
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	663	1.29
Others	84	0.16
Total	**9,136**	**17.80**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 51,322 m

Information as permitted
by banking confidentiality.

29.02.2004

Please click on the different parts of the pie chart for further information.



32.71%
Public-sector banks, Private banks and saving banks
Foreign Loans
12.76%
8.69%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
45.84%
Federal Government's Special Fund

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	23,528	45.84
Public-sector banks and saving banks	16,785	32.71
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,458	8.69
Foreign Loans	6,551	12.76
Total	**51,322**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 51,322 m

Information as permitted
by banking confidentiality. **29.02.2004**

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	3,302
Federal Government's Special Fund	1,202
Laender (individual German Federal States)	19,024
Total	**23,528**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 51,322 m

Information as permitted
by banking confidentiality. **29.02.2004**

Public-sector banks and savings banks	in Euro m
Public-sector banks	12,572

Savings banks in	in Euro m
Baden-Wuerttemberg	758
Bavaria	89
Bremen	10
Hamburg	20
Hesse	53
Lower Saxony	435
North Rhine-Westphalia	2,358
Rhineland-Palatinate	0
Saarland	15
Schleswig-Holstein	441
Mortgage loans guaranteed by the public-sector	34
Total	**16,785**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 51,322 m

Information as permitted by banking confidentiality.	**29.02.2004**
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	240
Bavaria	373
Berlin	8
Brandenburg	9
Bremen	132
Hamburg	324
Hesse	215
Lower Saxony	683
Mecklenburg-Western Pomerania	36
North Rhine-Westphalia	1,733
Rhineland-Palatinate	170
Saarland	108
Saxony	2
Saxony-Anhalt	1
Schleswig-Holstein	416
Thuringia	8
Total	**4,458**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 51,322 m

Information as permitted by banking confidentiality.	**29.02.2004**
Loans within EU	in Euro m
Public-sector banks in EU member states	860
EU member states	1,542
EU regional governments	1,163
EU member states, cities and municipalities	36
Loans guaranteed by EU member states	821
EU institutions	127
Subtotal	4,549
Other Foreign Loans	in Euro m
Public-sector banks	336
States	1,001
Regional governments	399
cities and municipalities	6
Loans guaranteed by foreign states	260
Subtotal	2,002
Total	**6,551**

Public-sector loans

Breakdown of cover pool by countries

		29.02.2004
by countries	in Euro m	in %
Austria	908	1.77
Belgium	300	0.58
Canada	405	0.79
Cyprus	13	0.03
EU Institutions	127	0.25
Finland	51	0.10
France	510	0.99
Germany	44,772	87.23
Great Britain	26	0.05
Greece	450	0.88
Hungary	598	1.17
Iceland	153	0.30
Italy	852	1.66
Poland	262	0.51
Portugal	195	0.38
Slovak Republic	32	0.06
Spain	905	1.76
Sweden	112	0.22
The Netherlands	8	0.02
The United States	268	0.52
Others	375	0.73
Total	**51,322**	**100.00**

Public-sector loans

Breakdown of cover pool by risk weighting

		29.02.2004
Risk weighting	in Euro m	in %
0%	31,939	62.23
10%	7,263	14.15
20%	12,120	23.62
100%	0	0.00
Total	**51,322**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
29/02/2004	111.52	0.64
31/01/2004	111.52	-0.43
31/12/2003	111.52	-0.79
30/11/2003	111.52	-1.61
31/10/2003	111.52	-1.44
30/09/2003	111.52	-2.24
31/08/2003	111.52	-2.40
31/07/2003	111.52	-1.74
30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86

Public-Sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (Public-Sector *Pfandbrief*)	Market value (Public-Sector *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
29.02.2004	54,874.74	51,682.98	58,066.55	51,076.17	49,809.66	52,389.40	1,860.83	3,768.96	5,677.10
31.01.2004	54,366.68	51,205.62	57,467.74	51,077.12	49,798.33	52,355.90	1,407.29	3,259.57	5,111.84
31.12.2003	53,737.11	50,651.13	56,823.09	51,052.70	49,811.30	52,294.10	839.83	2,684.41	4,568.92
30.11.2003	53,823.73	50,735.86	56,911.60	51,076.17	49,809.66	52,342.68	926.19	2,747.56	4,568.92
31.10.2003	53,542.66	50,471.51	56,613.81	50,990.77	49,694.19	52,287.35	777.32	2,551.89	4,326.46
30.09.2003	54,999.09	51,949.68	58,048.49	52,094.52	50,766.11	53,422.93	1,183.57	2,904.57	4,625.57
31.08.2003	52,606.36	49,615.34	55,597.39	49,586.24	48,338.07	50,834.41	1,277.27	3,020.13	4,762.98
31.07.2003	52,267.19	49,291.09	55,243.28	49,630.44	48,358.18	50,902.70	932.91	2,636.75	4,340.58
30.06.2003	52,312.55	49,397.38	55,227.72	49,346.56	48,239.43	50,453.69	1,157.95	2,965.99	4,774.03
31.05.2003	53,515.39	50,480.00	56,550.78	50,325.66	49,052.81	51,598.50	1,427.19	3,189.73	4,952.28
30.04.2003	52,419.59	49,374.62	55,464.56	49,989.44	48,860.91	51,117.97	513.71	2,430.15	4,346,59
31.03.2003	53,421.36	50,360.36	56,482.35	50,156.69	48,869.78	51,443.59	1,490.58	3,264.67	5,038.76
28.02.2003	53,739.77	50,724.32	56,755.22	50,410.17	49,083.55	51,736.79	1,640.77	3,329.59	5,018.42
31.01.2003	53,959.98	50,917.07	57,002.89	50,445.44	49,148.05	51,742.83	1,769.02	3,514.55	5,260.06

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4
31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 29.02.2004

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	258	14.69
AA+ / Aa1 / AA+	105	5.98
AA / Aa2 / AA	645	36.73
AA- / Aa3 / AA-	261	14.86
A+ / A1 / A+	174	9.91
A / A2/ A	8	0.46
Without rating *	305	17.37
Total	1,756	100.00

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	248	14.12
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	18	1.03
Others	39	2.22
Total	**305**	**17.37**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

29.02.2004

Please click on the different parts of the pie chart for further information.



Public-sector banks, Private banks and saving banks
35.76%
Loans within the EU
20.16%
43.05%
Federal Government's Special Fund
1.03%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	756	43.05
Public-sector banks and saving banks	628	35.76
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	18	1.03
Foreign Loans	354	20.16
Total	**1,756**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **29.02.2004**

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	20
Federal Government's Special Fund	0
Laender (individual German Federal States)	736
Total	**756**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **29.02.2004**

Public-sector banks, Private banks and savings banks	in Euro m
Public-sector banks and Private banks	440

Savings banks in	in Euro m
Baden-Wuerttemberg	53
Bavaria	0
Hesse	0
Lower Saxony	0
North Rhine-Westphalia	100
Schleswig-Holstein	35
Total	**628**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

29.02.2004

Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	0
Bavaria	0
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	0
Hesse	0
Lower Saxony	1
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	17
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	**18**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **29.02.2004**

Loans within EU	in Euro m
Public-sector banks in EU member states	10
EU member states	0
EU regional governments	0
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	0
EU institutions	0
Subtotal	10

Other Foreign Loans	in Euro m
States	48
Regional governments	181
Foreign member states, cities and municipalities	23
Loans guaranteed by foreign states	92
Subtotal	344
Total	**354**

Public-sector loans - Breakdown of new lending commitments

by countries

by countries	in Euro m	in %
	29.02.2004	
Austria	10	0.57
Canada	86	4.90
Germany	1,402	79.84
Iceland	88	5.01
The United States	170	9.68
Total	**1,756**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by risk weighting

Risk weighting	in Euro m	in %
		29.02.2004
0%	942	53.64
10%	5	0.28
20%	809	46.08
Total	**1,756**	**100.00**

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization and to optimize our models and procedures so that we can identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist of the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with the Basel Consultation Paper (Basel II), Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal procedures, staff, technology or external procedures. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards. So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards (IAS), Essen Hyp was required to introduce IAS as an additional accounting system. As a non-trading-book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS focuses much more on market values. Thus, loans not originated by the bank and derivatives that do not pertain to any micro-hedge relationship are reported at market value. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on the balance sheet within the scope of predefined limits. In addition to

this new portfolio structure, we have begun to measure our performance under IAS on a daily basis. Essen Hyp has thus created a suitable framework for simulating the potential effects of asset and liability management measures on our IAS results.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	'Market Conformity Checking' Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department, Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department, Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department, Mortgage Lending Risk Management Department, Foreclosure Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk management structure – Tasks and responsibilities.The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Risk acceptance. In the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks and for taking suitable measures to counter them. In the course of 2003, our current procedures will be revised in the framework of implementing the minimum requirements for lending operations

(MaK).

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated on a daily basis. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values.

The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and practical relevance of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a one-sided confidence interval, which covers both positive and negative changes in value. In 2002, we observed four outliers when assuming a 97.5% confidence level and one outlier when assuming a 99% confidence level.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift.

The Board of Managing Directors, in co-operation with the Supervisory Board, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 57.3% as of December 31, 2002 and to 69% on an annual average. The utilization of the limit for worst case scenarios stood at 63.4% on the balance sheet date, while the annual average was 56.4%.

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2002 in %


100
95
90
85
80
75
70
65
60
55
50

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital as defined in Section 10 of the German Banking Act (KWG). This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2002 the average limit utilization within this 'traffic light system' came to 15.05%, while, on the balance sheet date, it stood at 17.97%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. The Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate position, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Risk Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives a number of reports from the individual departments and sections. For instance, the detailed report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and

repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The report from the Notifying and Credit Research Department shows the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 84.8% of the balance sheet, public-sector loans and loans to credit institutions governed by private law and other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2002, the volume of this portfolio came to €60.2bn, including pro-rata interest of €1.5bn.

The high quality of our public-sector cover assets, amounting to €50.5bn as of December 31, 2002, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 63.4% of these assets are classified at a risk weighting of 0%, 12.2% at 10% and 24.4% at 20%. A breakdown of the loan portfolio by rating reveals that 40.4% of the assets have been awarded a triple A, 34% a double A, 6.1% a single A and 0.5% a triple B. Those assets which were not rated by an external rating agency, i.e. 19% of the total loan volume, mainly include loans to credit institutions governed by public law (46.6%) and public-sector bodies (46.4%), whose excellent credit quality was confirmed by our internal credit quality analysis.

The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.1bn as of December 31, 2002. While 22.1% of these counterparties were rated double A, 68.1% were rated single A and 6.1% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is also published in detail on our website. These figures are updated periodically. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating.

The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the liable own capital as defined in Section 10 of the German Banking Act (KWG).

Ratings of our cover assets	**as of Dec 31, 2002**	
Standard & Poor`s / Moody`s / Fitch	in € m	in %
AAA / Aaa / AAA	20,380	40.4
AA+ / Aa1 / AA+	7,461	14.8
AA / Aa2 / AA	6,746	13.4
AA- / Aa3 / AA-	2,956	5.8
A+ / A1 / A+	1,129	2.2
A / A2 / A	908	1.8
A- / A3 / A-	1,070	2.1
BBB+ / Baa1 / BBB+	212	0.4
BBB- / Baa3 / BBB-	50	0.1
Not rated	9,565	19.0

Total	**50,477**	**100.0**

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €0.3bn in the form of securities that are listed on European stock markets to EU candidate countries. These securities have an average maturity of six and a maximum maturity of eight years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group.

The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 74 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	4,250	10,464	5,304	20,018
Double A	18,166	42,571	24,172	84,909
Single A	21,669	56,986	34,780	113,435
not rated	6,496	15,434	11,412	33,342
Total	**50,581**	**125,455**	**75,668**	**251,704**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Double A	150	359	0	509
Single A	6,346	14,875	11,129	32,350
not rated	0	200	283	483
Total	6,496	15,434	11,412	33,342

Currently no interest rate derivatives for a collateralization at market value. The recently implemented 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG) now permit the inclusion of derivatives in the cover pool.

The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

Currency swaps, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value of currently A-9m.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives of any

considerable amount in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary. Any further steps to be taken basically depend on the stress scenarios, which indirectly fix a legal overcollateralization of our cover pools on the basis of current interest rates.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Division. Further assistance is provided by a special working group on risk management, and by our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned, which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or which can only be lent against if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse marketinduced impact on the quality of the property location. Furthermore, the processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) was optimized in 2002. As in the previous years, we reassessed the risks inherent in the large-volume transactions in our loan portfolio, and especially those in the East German Federal States. In this context a number of risk-reducing measures were taken, such as demanding additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG. Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the minimum requirements for lending operations (MaK), make great demands on all German banks. Against this background Essen Hyp accelerated the development of suitable methods for the determination of the minimum capital requirements and for risk measurement under the Internal Rating Based Approach (IRB) for both public-sector and mortgage lending in 2002. This was done in close co-operation with our parent company, the Commerzbank AG.

Furthermore, we participate in two projects on loss given default (LGD) grading and probability of default (PD) rating which were initiated by the Association of German Mortgage Banks (VDH). These projects aim at optimizing the elements which are required to achieve a PD rating that satisfies the Basel II requirements, and at developing the related tools while taking into account the special characteristics of German mortgage banks.

The LGD project for mortgage lending operations focuses on a rating module which calculates the loss ratio after the realization of the security should the borrower default. This calculation takes into account general criteria which apply to all VDH member institutions, such as the recovery rate or the duration of the liquidation, as well

as individual parameters specific to each bank, such as recovery costs or the time prior to realization. Thanks to this system each bank will be in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. At the end of the project the so-called 'LGD calculator' was accomplished, which illustrates the calculation of the LGD. This tool will be fully integrated into our internal IT system in 2003. As a result, we will be able to systematically calculate the LGD – and thus to internally measure the loss in an event of default – in accordance with the advanced IRB approach.

The agreement on the PD project, in the framework of which Essen Hyp will co-operate with a number of other mortgage banks and with the publishing house Bank-Verlag Köln, is about to be concluded. Measuring the 'probability of default' shows the probability of default for any loan allocated to one of the internal rating categories. The time horizon applied is one year. These measurements will be effected by means of a specific model which is meant to serve as a basis for statistical analyses and mathematical calculations. This model will form the basis for the rating tool to be applied in future in accordance with the Basel II requirements relating to the extension of mortgage loans.

In order to ensure adequate PD ratings, the quantity and quality of the available data plays a key role. The banks that are involved in the PD rating project have committed themselves to continuously providing suitable data, which will form the basis for an adequate calibration and validation. In addition to this, Essen Hyp will continue to develop PD ratings for any mortgage loan extended in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually makes assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to assess the liquidity situation, it is important that the assets relating to public-sector lending are extremely liquid so that they can be disposed of or sold under agreements to repurchase at short notice, if this is required and within the scope of nominal overcollateralization, in order to generate liquidity.

The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.21 at the end of the year (ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their causes as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole.

Based upon this risk categorization, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which nearly all employees are required to participate.

The statements and analyses by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with criminal and unauthorized acts

(control mechanisms, protection of customer data and system and application files).

In June 2002 this self assessment was carried out for the second time. To be able to process the huge amount of data collected we have developed a database which allows us to adequately administer, historicize and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data relating to operational risk losses.

In view of the expected legal requirements concerning the standard approach and the advanced measurement approach, it has become necessary to collect, historicize and analyze any losses incurred in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure.

Against this background Essen Hyp has recorded all losses exceeding €5,000 as from the beginning of 2002. These losses are reported in a specific 'Loss Collection Form'. We expect that in 2003 our bank will be integrated in the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all losses incurred within the Group, in 2003. Within Essen Hyp, the Board of Managing Directors receives a monthly report of all operational losses incurred.

However, even before the introduction of the self assessments referred to above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues, we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems in regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units, as well as the setting up of our alternate headquarters at year-end 2002. To rule out potential EDP failures, the bank disposes of two separate central computer systems located in different parts of Essen, one of which serves as a backup system, should the working system fail. Our alternate headquarters referred to above are situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged.

Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back office in 2002 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of suitable international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the relating risks or impact on our bank's business activities.

Internal auditing

Internal auditing forms an integral part of our internal monitoring system.

The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during the subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act (Geldwäschegesetz)) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The minimum requirements for trading activities (MaH) and the – new – minimum requirements for lending operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
29/02/2004	60.5	70.1
31/01/2004	76.7	70.1
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
29/02/2004	36.6	42.4
31/01/2004	46.5	42.4
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0
31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

Date	Average utilization
29/02/2004	9.43%
31/01/2004	6.63%
31/12/2003	10.59%
30/11/2003	12.64%
31/10/2003	14.99%
30/09/2003	14.36%
31/08/2003	13.05%
31/07/2003	12.08%
30/06/2003	13.06%
31/05/2003	14.31%
30/04/2003	12.78%
31/03/2003	13.11%
28/02/2003	17.14%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 11.3% (percentage required by law: 8%) and a core capital ratio of 5.6% (percentage required by law: 4%) as of February 29, 2004, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets



€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Feb 03 Mar 03 Apr 03 May 03 Jun 03 Jul 03 Aug 03 Sep 03 Oct 03 Nov 03 Dec 03 Jan 04 Feb 04

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
29/02/2004	1.70	1.0
31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **29.02.2004**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.20
AA+ / Aa1 / AA+	3	0.07
AA / Aa2 / AA	18	0.40
AA- / Aa3 / AA-	1,015	22.92
A+ / A1 / A+	850	19.20
A / A2 / A	1,220	27.55
A- / A3 / A-	975	22.02
BBB+ / Baa1 / BBB+	139	3.14
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	49	1.11
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	150	3.39
Total	**4,428**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	50	1.13
International credit institutions	0	0
Other (e.g. financial institutions)	100	2.26
Total	**150**	**3.39**

Breakdown of non-cover assets

by borrowers

by borrowers	29.02.2004 in Euro m	in %
National credit institutions	1,586	35.82
Foreign Governments and municipalities	292	6.59
International credit institutions	2,195	49.57
Other foreign financial institutions (guaranteed by national or international credit institutions)	336	7.59
Others	19	0.43
Total	**4,428**	**100.00**

Breakdown of non-cover assets

by countries

		29.02.2004
by countries	in Euro m	in %
Germany	**1,596**	**36.04**
EU member states without Germany		
The Netherlands	898	20.28
France	315	7.12
Austria	442	9.98
Great Britain	156	3.52
Italy	361	8.15
Ireland	30	0.68
Portugal	9	0.20
Spain	110	2.49
Total EU without Germany	**2,321**	**52.42**
EU candidate countries	292	6.59
Others	219	4.95
Total	**4,428**	**100.00**

Breakdown of non-cover assets

by risk weighting

		29.02.2004
Risk weighting	in Euro m	in %
0%	109	2.46
10%	325	7.34
20%	3,574	80.71
100%	420	9.49
Total	**4,428**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **29.02.2004**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AA+ / Aa1 / AA+	13	3.10
AA- / Aa3 / AA-	250	59.52
A / A2 / A	137	32.62
A- / A3 / A-	20	4.76
Total	**420**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by borrowers

	29.02.2004	
by borrowers	in Euro m	in %
National credit institutions	100	23.81
Foreign Governments and municipalities	0	0.00
International credit institutions	320	76.19
Other foreign financial institutions (guaranteed by national or international credit institutions)	0	0.00
Others	0	0.00
Total	**420**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

		29.02.2004
by countries	in Euro m	in %
Germany	**100**	**23.81**
EU member states without Germany		
The Netherlands	25	5.95
Austria	35	8.34
Italy	150	35.71
Ireland	20	4.76
Spain	90	21.43
Total EU without Germany	**320**	**76.19**
Total	**420**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

		29.02.2004
Risk weighting	in Euro m	in %
0%	0	0.00
10%	100	23.81
20%	320	76.19
100%	0	0.00
Total	**420**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
29.02.2004	1,168	305.5	26.16
31.01.2004	1,168	305.5	26.16
31.12.2003	1,168	355.5	30.44
30.11.2003	1,168	375.5	32.15
31.10.2003	1,168	444.0	38.01
30.09.2003	1,167	458.0	39.25
31.08.2003	1,157	462.0	39.93
31.07.2003	1,155	462.0	40.00
30.06.2003	1,155	509.0	44.07
31.05.2003	1,135	465.0	40.97
30.04.2003	1,135	458.5	40.40
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96
31.01.2003	1,108	449.5	40.58

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity								**29.02.2004**
Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	2,475.2	6.66	512.8	0.35	4,839.8	6.44	7,827.8	3.02
Double A	10,670.4	28.73	29,025.4	19.81	14,888.0	19.81	54,583.9	21.09
Single A	23,999.5	64.61	116,927.6	79.79	55,097.1	73.32	196,024.1	75.73
Not rated	0	0	83.5	0.06	320.0	0.43	403.5	0.16
Total	**37,145.1**	**100.00**	**146,549.2**	**100.00**	**75,144.8**	**100.00**	**258,839.2**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments Financial derivatives in Euro m / Remaining time to maturity **29.02.04**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	35,750.4	96.25	144,824.8	98.82	72,637.8	96.66	253,212.9	97.83
Swaptions	10.0	0.03	765.2	0.52	1,270.6	1.69	2,045.8	0.79
Other interest rate derivatives	102.3	0.28	204.5	0.14	0	0.00	306.8	0.12
Currency swaps	1,282.5	3.45	754.7	0.51	1,236.4	1.65	3,273.7	1.26
Total	**37,145.1**	**100.00**	**146,549.2**	**100.00**	**75,144.8**	**100.00**	**258,839.2**	**100.00**

Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch Ratings	Extract; the complete report can be obtained from Fitch.

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	**X**
New mortgage lending commitments	**X**
Public-sector cover pool	**X**
Mortgage cover pool	**X**
Derivatives	**X**
Derivatives serving as cover	**X**
Cover pools at market value / development and stress scenarios	**X**
Interest rate risk	**X**
Compliance with the self-restrictions regarding the investment of available funds	**X**

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

·rtgage loans

akdown of mortgage portfolio
:ype of property, region and LTV

·mmercial Properties in Euro m

31.12.2003

pose property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
ice and nini- ative ldings	Foreign countries	749.2	39.4	17.0	2.0	171.7	50.5	52.7	45.2	10.6	6.8	984.2	39.2
	West **	448.1	23.6	381.6	44.4	45.5	13.4	16.2	13.9	65.2	42.1	575.0	22.9
	East ***	22.7	1.2	23.3	2.7	2.6	0.8	0.8	0.7	1.5	1.0	27.6	1.1
ilding es	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.4	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.0
	East ***	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
ctory ildings	Foreign countries	1.3	0.1	1.3	0.2	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	53.9	2.8	38.2	4.4	8.3	2.4	2.9	2.5	5.6	3.6	70.7	2.8
	East ***	2.0	0.1	0.4	0.0	0.6	0.2	0.2	0.2	0.2	0.1	3.0	0.1
ops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	180.1	9.5	158.0	18.4	10.6	3.1	1.8	1.5	0.3	0.2	192.8	7.7
	East ***	56.1	3.0	49.1	5.7	16.9	5.0	6.7	5.7	8.5	5.5	88.2	3.5
tels and staurants	Foreign countries	53.0	2.8	0.0	0.0	10.7	3.1	4.7	4.0	0.0	0.0	68.4	2.7
	West **	28.4	1.5	22.8	2.7	11.8	3.5	4.1	3.5	9.1	5.9	53.4	2.1
	East ***	21.6	1.1	7.3	0.8	3.9	1.1	1.9	1.6	3.3	2.1	30.7	1.2
her non- sidential operties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	7.4	6.3	24.2	15.6	31.6	1.3
	West **	212.6	11.2	147.7	17.2	36.0	10.6	10.1	8.7	11.0	7.1	269.7	10.7
	East ***	1.0	0.1	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0	1.4	0.1
are- uses and hibition	Foreign countries	38.1	2.0	0.0	0.0	12.7	3.7	4.2	3.6	10.3	6.6	65.3	2.6
	West **	30.5	1.6	12.2	1.4	7.5	2.2	2.8	2.4	5.1	3.3	45.9	1.8

buildings	East ***	1.9	0.1	0.0	0.0	0.6	0.2	0.1	0.1	0.0	0.0	2.6	0.1
Total commercial properties	Foreign countries	841.6	44.3	18.3	2.1	195.5	57.5	69.1	59.2	45.1	29.1	1,151.3	45.8
	West **	954.0	50.2	760.7	88.5	119.7	35.2	37.9	32.5	96.3	62.2	1,207.9	48.1
	East ***	105.5	5.5	80.1	9.3	25.0	7.4	9.7	8.3	13.5	8.7	153.7	6.1
	Total	**1,901.1**	**100.0**	**859.1**	**100.0**	**340.2**	**100.0**	**116.7**	**100.0**	**154.9**	**100.0**	**2,512.9**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1,693.3	53.6	848.9	48.7	61.4	33.4	2.1	10.1	1.1	3.6	1,757.9	51.8
	East ***	232.0	7.3	62.9	3.6	12.1	6.6	0.6	2.9	0.2	0.7	244.9	7.2
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	435.7	13.8	230.8	13.2	22.9	12.4	1.5	7.2	0.8	2.6	460.9	13.6
	East ***	21.6	0.7	11.8	0.7	1.4	0.8	0.1	0.6	0.1	0.3	23.2	0.7
Residential construction for letting purposes	Foreign countries	20.3	0.6	0.6	0.0	6.7	3.6	2.3	11.0	4.7	15.6	34.0	1.0
	West **	634.2	20.1	503.1	28.9	65.5	35.6	12.1	58.1	11.5	38.1	723.3	21.3
	East ***	120.0	3.8	85.7	4.9	14.0	7.6	2.1	10.1	11.8	39.1	147.9	4.4
Total residential properties	Foreign countries	20.3	0.6	0.6	0.0	6.7	3.6	2.3	11.0	4.7	15.6	34.0	1.0
	West **	2,763.2	87.5	1,582.8	90.8	149.8	81.4	15.7	75.4	13.4	44.4	2,942.1	86.7
	East ***	373.6	11.8	160.4	9.2	27.5	14.9	2.8	13.6	12.1	40.1	416.0	12.3
	Total	**3,157.1**	**100.0**	**1,743.8**	**100.0**	**184.0**	**100.0**	**20.8**	**100.0**	**30.2**	**100.0**	**3,392.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	861.9	72.7	18.9	0.7	202.2	17.1	71.4	6.0	49.8	4.2	1,185.3	20.1
	West **	3,717.2	89.6	2,343.5	90.0	269.5	6.5	53.6	1.3	109.7	2.6	4,150.0	70.3

East ***	479.1	84.1	240.5	9.2	52.5	9.2	12.5	2.2	25.6	4.5	569.7	9.6
Total	**5,058.2**	**85.7**	**2,602.9**	**100.0**	**524.2**	**8.9**	**137.5**	**2.3**	**185.1**	**3.1**	**5,905.0**	**100.0**

- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the ans. Lending commitments are not taken into account.
* - West German Federal States including Berlin
** - East German Federal States

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 31.12.2003

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	Canada	20.3	0.0	8.0	4.0	1.2	33.5	2.9
	England	490.6	0.0	107.0	33.2	7.2	638.0	55.4
	France	72.7	0.1	8.8	1.1	0.0	82.6	7.2
	The Netherlands	24.3	15.8	3.2	0.0	0.0	27.5	2.4
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	8.1
	United States	75.5	0.0	23.2	7.3	1.8	107.8	9.4
Factory/workshop buildings	The Netherlands	1.3	1.3	0.4	0.1	0.0	1.8	0.2
Hotels and restaurants	England	30.0	0.0	9.9	4.7	0.0	44.6	3.9
	France	19.0	0.0	0.0	0.0	0.0	19.0	1.7
	United States	4.0	0.0	0.8	0.0	0.0	4.8	0.4
Other non-residential properties	The Netherlands	0.0	0.0	0.0	7.4	24.2	31.6	2.7
Warehouse and exhibition buildings	France	34.8	0.0	11.6	3.6	9.2	59.2	5.1
	The Netherlands	3.3	0.0	1.1	0.6	1.1	6.1	0.5
Total commercial properties	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	Canada	20.3	0.0	8.0	4.0	1.2	33.5	2.9
	England	520.6	0.0	116.9	37.9	7.2	682.6	59.3
	France	126.5	0.1	20.4	4.7	9.2	160.8	14.0
	The Netherlands	28.9	17.1	4.7	8.1	25.3	67.0	5.8
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	8.1
	United States	79.5	0.0	24.0	7.3	1.8	112.6	9.8
	Total	**841.6**	**18.3**	**195.5**	**69.1**	**45.1**	**1,151.3**	**100.0**

Residential Properties in Euro m — 31.12.2003

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	Belgium	0.6	0.6	0.0	0.0	0.0	0.6	1.8
	France	10.2	0.0	3.4	1.7	4.7	20.0	58.8
	United States	9.5	0.0	3.3	0.6	0.0	13.4	39.4
Total residential properties	Belgium	0.6	0.6	0.0	0.0	0.0	0.6	1.8
	France	10.2	0.0	3.4	1.7	4.7	20.0	58.8
	United States	9.5	0.0	3.3	0.6	0.0	13.4	39.4
	Total	**20.3**	**0.6**	**6.7**	**2.3**	**4.7**	**34.0**	**100.0**

Total in Euro m — 31.12.2003

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	1.8	1.7	0.0	0.0	0.0	1.8	0.2

Canada	20.3	0.0	8.0	4.0	1.2	33.5	2.8
England	520.6	0.0	116.9	37.9	7.2	682.6	57.5
France	136.7	0.1	23.8	6.4	13.9	180.8	15.3
The Netherlands	28.9	17.1	4.7	8.1	25.3	67.0	5.7
Spain	64.6	0.0	21.5	7.1	0.4	93.6	7.9
United States	89.0	0.0	27.3	7.9	1.8	126.0	10.6
Total	**861.9**	**18.9**	**202.2**	**71.4**	**49.8**	**1,185.3**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
29/02/2004	1.17	-0.02
31/01/2004	1.17	-0.04
31/12/2003	1.17	-0.04
30/11/2003	1.17	-0.05
31/10/2003	1.17	-0.05
30/09/2003	1.17	-0.04
31/08/2003	1.17	-0.05
31/07/2003	1.17	-0.04
30/06/2003	1.17	-0.02
31/05/2003	1.17	-0.06
30/04/2003	1.17	-0.08
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02

·tgage loans - Cover pool at market value

ꞓlopment / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (mortgage *Pfandbrief*)	Market value (mortgage *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
02.2004	3,042.61	2,988.80	3,095.94	2,824.60	2,753.04	2,896.16	235.76	217,24	199,79
01.2004	2,935.24	2,777.02	3,093.45	2,764.33	2,689.14	2,839.52	87.88	170.90	253.93
12.2003	2,842.58	2,723.88	2,961.29	2,693.23	2,610.68	2,775.79	113.20	149.35	185.50
11.2003	2,959.61	2,908.03	3,011.19	2,789.37	2,706.42	2,872.31	201.61	170.24	138.88
10.2003	2,591.22	2,464.69	2,717.76	2,430.22	2,357.32	2,503.52	107.36	160.80	214.24
09.2003	2,673.67	2,546.80	2,800.55	2,469.51	2,392.97	2,546.04	153.82	204.17	254.51
08.2003	2,696.58	2,568.18	2,824.99	2,448.94	2,372.06	2,525.83	196.12	247.64	299.16
07.2003	2,610.56	2,482.57	2,738.54	2,428.51	2,349.27	2,507.75	133.30	182.05	230.79
06.2003	2,636.10	2,393.23	2,878.97	2,423.44	2,374.49	2,472.39	18.75	212.67	406.59
05.2003	2,593.52	2,344.21	2,842.83	2,329.09	2,256.97	2,401.21	87.24	264.43	441.62
04.2003	2,377.34	2,143.22	2,611.47	2,085.68	2,017.46	2,153.90	125.76	291.66	457.57
03.2003	2,264.60	2,052.63	2,476.57	1,970.40	1,904.40	2,036.39	148.23	294.20	440.18
02.2003	2,313.81	2,096.69	2,530.93	2,014.17	1,947.10	2,081.24	149.58	299.63	449.68
01.2003	2,261.47	2,053.37	2,469.57	2,022.18	1,954.29	2,090.07	99.08	239.29	379,50

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover*
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84
31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
29/02/2004	15.54
31/01/2004	15.01
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m **31.12.2003**

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	528.5	55.3	15.8	51.6	160.5	58.0	60.2	54.8	91.2	52.0	840.4	55.4
	West **	83.4	8.7	0.5	1.6	14.6	5.3	5.1	4.6	1.9	1.1	105.0	6.9
	East ***	0.2	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.3	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
	East ***	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	4.2	0.4	1.3	4.2	0.1	0.0	0.0	0.0	0.0	0.0	4.3	0.3
	East ***	1.6	0.2	0.0	0.0	0.5	0.2	0.2	0.2	0.0	0.0	2.3	0.2
Shops	Foreign countries	148.0	15.5	0.0	0.0	47.4	17.1	20.4	18.6	26.2	15.0	242.0	15.9
	West **	24.4	2.6	2.3	7.5	8.1	2.9	2.0	1.8	0.0	0.0	34.5	2.3
	East ***	8.4	0.9	0.0	0.0	1.7	0.6	0.9	0.8	13.0	7.4	24.0	1.6
Hotels and restaurants	Foreign countries	47.9	5.0	0.0	0.0	15.9	5.7	7.6	6.9	2.7	1.5	74.1	4.9
	West **	0.8	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.1
	East ***	10.4	1.1	0.0	0.0	3.5	1.3	1.7	1.5	1.6	0.9	17.2	1.1
Other non-residential properties	Foreign countries	17.2	1.8	0.0	0.0	3.5	1.3	4.1	3.7	28.4	16.2	53.2	3.5
	West **	40.3	4.2	10.5	34.3	7.8	2.8	3.3	3.0	0.7	0.4	52.1	3.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition	Foreign countries	34.9	3.7	0.0	0.0	11.7	4.2	3.7	3.4	9.2	5.2	59.5	3.9
	West **	4.8	0.5	0.2	0.7	1.5	0.5	0.6	0.5	0.3	0.2	7.2	0.5

buildings	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.1	0.0
Total commercial properties	Foreign countries	776.5	81.3	15.8	51.6	239.0	86.3	96.0	87.4	157.7	90.0	1,269.2	83.7
	West **	158.0	16.5	14.8	48.4	32.1	11.6	11.0	10.0	2.9	1.7	204.0	13.4
	East ***	20.8	2.2	0.0	0.0	5.8	2.1	2.9	2.6	14.6	8.3	44.1	2.9
	Total	**955.3**	**100.0**	**30.6**	**100.0**	**276.9**	**100.0**	**109.9**	**100.0**	**175.2**	**100.0**	**1,517.3**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	529.1	58.4	7.7	26.9	31.0	40.7	1.3	14.4	0.7	8.1	562.1	56.2
	East ***	123.0	13.6	0.4	1.4	10.0	13.1	0.8	8.9	0.3	3.5	134.1	13.4
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	113.2	12.5	1.6	5.6	9.6	12.6	0.6	6.7	0.3	3.5	123.7	12.4
	East ***	5.8	0.6	0.1	0.3	0.6	0.8	0.1	1.4	0.0	0.0	6.5	0.7
Residential construction for letting purposes	Foreign countries	20.3	2.2	0.0	0.0	6.7	8.8	2.6	28.8	4.7	54.7	34.3	3.4
	West **	102.8	11.3	18.8	65.7	16.7	21.9	3.6	39.9	2.6	30.2	125.7	12.6
	East ***	11.8	1.3	0.0	0.0	1.5	2.0	0.0	0.0	0.0	0.0	13.3	1.3
Total residential properties	Foreign countries	20.3	2.2	0.0	0.0	6.7	8.8	2.6	28.8	4.7	54.7	34.3	3.4
	West **	745.1	82.2	28.1	98.3	57.3	75.3	5.5	61.0	3.6	41.9	811.5	81.2
	East ***	140.6	15.5	0.5	1.7	12.1	15.9	0.9	10.2	0.3	3.5	153.9	15.4
	Total	**906.0**	**100.0**	**28.6**	**100.0**	**76.1**	**100.0**	**9.0**	**100.0**	**8.6**	**100.0**	**999.7**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign												

countries	796.8	61.1	15.8	26.7	245.7	18.8	98.6	7.6	162.4	12.5	1,303.5	51.8
West **	903.1	88.9	42.9	72.5	89.4	8.8	16.5	1.6	6.5	0.6	1,015.5	40.3
East ***	161.4	81.5	0.5	0.8	17.9	9.0	3.8	1.9	14.9	7.5	198.0	7.9
Total	**1,861.3**	**73.9**	**59.2**	**100.0**	**353.0**	**14.0**	**118.9**	**4.7**	**183.8**	**7.3**	**2,517.0**	**100.0**

- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the oans. Lending commitments are not taken into account.
* - *West German Federal States* including Berlin
** - East German Federal States

Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 31.12.2003

Total mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	England	229.7	0.0	86.9	37.4	47.3	401.3	31.6
	France	65.3	0.0	10.4	2.6	7.5	85.8	6.8
	Canada	22.0	0.0	8.0	4.0	1.1	35.1	2.8
	The Netherlands	37.9	15.8	10.7	2.6	6.2	57.4	4.5
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	7.4
	United States	109.0	0.0	23.0	6.5	28.7	167.2	13.2
Shops	England	25.5	0.0	6.5	0.0	0.0	32.0	2.5
	Polen	122.5	0.0	40.9	20.4	26.2	210.0	16.5
Hotels and restaurants	England	29.8	0.0	9.9	4.6	0.0	44.3	3.5
	United States	18.1	0.0	6.0	3.0	2.7	29.8	2.3
Other non-residential properties	The Netherlands	0.0	0.0	0.0	4.1	28.4	32.5	2.6
	United States	17.2	0.0	3.5	0.0	0.0	20.7	1.6
Warehouse and exhibition buildings	France	34.9	0.0	11.7	3.7	9.2	59.5	4.7
Total commercial properties	England	285.0	0.0	103.3	42.0	47.3	477.6	37.6
	France	100.2	0.0	22.1	6.3	16.7	145.3	11.4
	Canada	22.0	0.0	8.0	4.0	1.1	35.1	2.8
	The Netherlands	37.9	15.8	10.7	6.7	34.6	89.9	7.1
	Polen	122.5	0.0	40.9	20.4	26.2	210.0	16.5
	Spain	64.6	0.0	21.5	7.1	0.4	93.6	7.4
	United States	144.3	0.0	32.5	9.5	31.4	217.7	17.2
Total		**776.5**	**15.8**	**239.0**	**96.0**	**157.7**	**1,269.2**	**100.0**

Residential Properties in Euro m — 31.12.2003

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	France	10.2	0.0	3.4	1.7	4.7	20.0	58.3
	United States	10.1	0.0	3.3	0.9	0.0	14.3	41.7
Total residential properties	France	10.2	0.0	3.4	1.7	4.7	20.0	58.3
	United States	10.1	0.0	3.3	0.9	0.0	14.3	41.7
	Total	**20.3**	**0.0**	**6.7**	**2.6**	**4.7**	**34.3**	**100.0**

Total in Euro m — 31.12.2003

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	England	285.0	0.0	103.3	42.0	47.3	477.6	36.6
	France	110.4	0.0	25.5	8.0	21.4	165.3	12.7
	Canada	22.0	0.0	8.0	4.0	1.1	35.1	2.7

The Netherlands	37.9	15.8	10.7	6.7	34.6	89.9	6.9
Polen	122.5	0.0	40.9	20.4	26.2	210.0	16.1
Spain	64.6	0.0	21.5	7.1	0.4	93.6	7.2
United States	154.4	0.0	35.8	10.4	31.4	232.0	17.8
Total	**796.8**	**15.8**	**245.7**	**98.6**	**162.4**	**1,303.5**	**100.0**

* - *The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of* the loans. Lending commitments are not taken into account.

Bonds & Notes

The German *Pfandbrief*



During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment - a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. The key characteristics of a Jumbo *Pfandbrief* are a minimum issuance volume of €500m and the commitment of at least three market makers to simultaneously quote bid/offer spreads for tickets of up to €15m during normal trading hours. As a result, Jumbo *Pfandbriefe* show a higher liquidity and more flexibility than traditional *Pfandbriefe*.

- Our Treasury Department
- Basic principles of the German Mortgage Bank Act
- Jumbos / Globals
- Essen Hyp Debt Issuance Program
- Euro Commercial Paper Program
- Bloomberg and Reuters Company Information

Bonds & Notes

Our Treasury Department



Heads of Treasury Department

- Günter Pless Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Raimund Bitter Deputy Head of Treasury

Capital Markets

- Oliver Schwarzer
- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Michael Leineweber
- Monika Rieks

Derivatives

- Ulrich Nowak
- Stefan Zander

Research

- Dirk Chlench

Trading Support

- Petra Hoffmanns
- Peter Nowaczyk
- Oliver Grossmann

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may

now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 12.03.2004

Security no	Increases by	Increases on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/Moody's	Ratings Fitch
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1	AAA
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1	AAA
257 487	1.500	01/03	2,500	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1	AAA
245 522	500	07/03	1,000	1,750	21/02/05	13/02/03	1/3/5/13/18/24	AAA/Aa1	AAA
257 374	2.512	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1	AAA
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1	AAA
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1	AAA
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aa1	AAA
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1	AAA
AOA C5V			2,000	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aa1	AAA
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1	AAA
802 308			2,000	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aa1	AAA
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1	AAA
AOA Y3F8			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aa1	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1	AAA
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aa1	AAA
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department:

Günter Pless

Stefan Zander

Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's:	A-2 (Standard & Poor's) P-1 (Moody's)
Arranger:	Commerzbank AG
Frequent dealers:	Commerzbank AG, Deutsche Bank AG, Société Générale
Day-to-day dealer:	Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- Interim Report as of September 30, 2003 html
- Interim Report as of September 30, 2003 (English version) pdf
- Press Release as of September 30, 2003 (English version) pdf

- Annual Report 2002 (English version) html
- Annual Report 2002 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Annual Report 2000

International Property Financing

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings,

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction - from counseling via loan commitment and disbursement to full redemption - will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF)
"In the Spotlight:
International Real Estate
Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

International Property Financing

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

International Property Financing

Your contact partners

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.



▷ Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ Assem El Alami

HYPOTHEKENBANK IN ESSEN AG

Head Office
Siège social

Hypothekenbank in Essen AG
International Property Financing Desk | Service financements internationaux
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 2 01 81 35-479 (Hergen Dieckmann)
Tel.: +49 2 01 81 35-480 (Thomas Link)
Fax: +49 2 01 81 35-296
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Representative Offices
Bureaux de Représentation

London | Londres
Commerzbank House
23 Austin Friars
London EC2N 2NB
United Kingdom | Royaume-Uni
Tel.: +44 20 7638 0952 (Rainer Polenz)
Fax: +44 20 7638 0953
E-mail: info@london.essenhyp.com

Paris
9, avenue de Friedland
F-75008 Paris
Tel.: +33 1 42 25 25 30 (Assem El Alami)
Fax: +33 1 42 25 25 39
E-mail: info@paris.essenhyp.com

Brussels | Bruxelles
Rue de l'Amazone 2
B-1050 Brussels | Bruxelles
Tel.: +32 2 534 95 95 (Jörn Kronenwerth)
Fax: +32 2 534 96 96
E-mail: joern.kronenwerth@belgium.messefrankfurt.com

HYPOTHEKENBANK IN ESSEN AG

In the spotlight: international real estate projects
Sous les projecteurs: les projets immobiliers internation





Successful realization of international real estate projects
Des projets immobiliers internationaux à succès

Whether office buildings or shopping malls – major first class real estate projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Tailored and innovative financing structures which aim to ensure maximum planning security are available to you at Hypothekenbank in Essen AG (Essen Hyp).

Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk, which combines the expertise of real estate specialists, financial experts and attorneys with swift decision-making and competitive loan terms. Our customers include leading national investors as well as well-known international borrowers who are active on international, national and *regional real estate markets.*

Qu'il s'agisse d'immeubles de bureaux ou de centres commerciaux, la rentabilité d'importants projets immobiliers de première qualité dépend aussi du partenaire financier adéquat. Hypothekenbank in Essen AG, en bref Essen Hyp, vous propose des stratégies de financement innovatrices tout en garantissant un maximum de visibilité pour l'avenir.

Au sein de notre équipe des financements internationaux nous avons concentré le savoir-faire de spécialistes en immobilier et en finance, ainsi que de juristes, une réactivité accrue et des conditions financières avantageuses. Parmi notre clientèle, nous comptons des investisseurs nationaux importants et des investisseurs internationaux de renommande agissant au niveau régional, national et mondial.



Financements immobiliers taillés sur mesure

We bring in our know-how and expertise to work out innovative financing structures – for existing properties and future investments alike. Our basic terms and conditions, which can be tailored to the specific requirements of each individual borrower, are as follows:

- We can make available loans ranging from 10 million euros to several hundred million euros (or the equivalent in other currencies).
- We offer competitive loan terms.
- We accept terms of up to 10 years or more.
- We offer fixed or floating interest rates.
- We participate in loan syndicates – as arranger or as syndicate partners – but we are also prepared to act as stand-alone lender.
- We are prepared to accept subordinated mortgages in selected cases.

Establishing and maintaining fruitful and long-term business relations is always our main objective. Our team will inform you of our basic decision on your loan application within a few days so that you can put your plans into practice without delay. Having obtained and reviewed all documents needed for decision-making (due diligence) we will issue an irrevocable lending commitment within a period of time agreed with you.

Nous mettons nos capacités d'intervention et notre expérience en service de vos investissements actuels ainsi que vos projets futurs. Nous adaptons à chaque projet sa structure de financement:

- Nous accordons des prêts immobiliers d'un montant compris entre dix millions d'euros et plusieurs centaines de millions d'euros (ou l'équivalent en autres monnaies).
- Vous bénéficiez de conditions financières intéressantes.
- La durée de nos prêts immobiliers peut aller jusqu'à dix ans et plus.
- Nous appliquons des taux d'intérêt fixes ou variables.
- Essen Hyp peut agir en tant que prêteur unique, en participation ou en syndication.
- Dans des cas particuliers, nous assurons le financement hypothécaire de deuxième rang.

Une collaboration fructueuse et de longe durée a toujours été le but de nos efforts. Afin de vous permettre la mise en œuvre immédiate de vos projets, nous vous communiquerons notre décision de principe dans le plus bref délai. Sur la base de la vérification de tous les documents fournis (« due diligence »), nous vous présenterons une offre ferme dans le délai convenu avec vous.



Arc de Seine, Paris, France
This office building, in whose financing Essen Hyp is involved, is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

Arc de Seine, Paris, France
Cet immeuble d'une surface utile de 45.151 m² et achevé en 2001 dans le sud-ouest de Paris fut financé avec des fonds de Essen Hyp.



Morrison Street, Edinburgh, Scotland
'The Exchange' is an up-and-coming office district in the center of Edinburgh. Here Essen Hyp participates in the financing of this administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

Morrison Street, Edimbourg, Écosse
Essen Hyp a cofinancé cet immeuble administratif d'une surface utile de 50.000 m² et achevé en 2001 dans le quartier d'affaires émergeant « The Exchange » au centre d'Edimbourg.



Smart Building, Rosslyn, United States
This building with a total office area of 31,752 sqm and retail units totaling 519 sqm was completed in March 2002. It is located in the Rosslyn office submarket in Arlington County, close to Washington D.C. The construction of the building was partly financed with funds provided by Essen Hyp.

Smart Building, Rosslyn, États-Unis
Inauguré en mars 2002, cet immeuble offre 31.752 m² de bureaux et 519 m² de surface commerciale. Smart Building est situé dans la zone tertiaire de Arlington County près de Washington D.C. Il fut cofinancé par Essen Hyp.



City Point, London, England
With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from a good location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

City Point, Londres, Angleterre
L'immeuble de bureaux « City Point » avec ses 37 étages compte parmi les deux tours les plus hautes de la City de Londres, profitant par la même d'une bonne situation. Réouvert en 1998, cet actif offre 54.000 m² de bureaux, 4.700 m² de surface commerciale et 8.200 m² de surface commerciale et 8.200 m² d'archives. Essen Hyp a participé à son financement.



Know-how for your international real estate projects
Un esprit d'équipe pour vos projets immobiliers internationaux

The entire financing transaction - from counseling via loan commitment and disbursement to full redemption – will be handled by one particular internal expert who is familiar with all project-specific requirements. In addition to this, our bank has representative offices at the most important international real estate markets.

Besides mortgage lending in Germany our core activity is the granting of loans in Great Britain, France, Belgium, the Netherlands, Switzerland, Spain, the United States and Canada. Our particular focus is on properties that benefit from a good location in major cities. However, we are also prepared to support regional projects.

The properties that interest us most are office buildings, logistics centers and shopping malls that are located in major catchment areas and benefit from low vacancy rates, as well as multi-family residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing.

Du conseil initial, en passant par la signature de l'acte de prêt et le versement des fonds jusqu'au remboursement complet du prêt, votre conseiller individuel de Essen Hyp, qui connaîtra les exigences particulières de votre projet, vous accompagnera dans toutes vos démarches. En plus, Essen Hyp entretient des bureaux de représentation sur les marchés les plus importants du monde.

Outre le financement immobilier en Allemagne, Essen Hyp est active au Royaume-Uni, en France, en Belgique, aux Pays-Bas, en Suisse, en Espagne, aux États-Unis et au Canada. Notre attention est attirée en particulier par des actifs avec un bon emplacement en métropole mais nous sommes également à votre écoute pour vos projets en province.

Notre centre d'intérêt comprend des immeubles de bureaux, des centres logistiques et commerciaux, ayant un faible taux de vacance, dans les zones à forte concentration urbaine, et des projets résidentiels importants ainsi que des actifs existants, entièrement loués à long terme à des locataires renommés.

West Jackson, Chicago, United States
The 'City Loop' is situated in the Central Business District of downtown Chicago, thus benefiting from an excellent location close to the financial center. Here, Essen Hyp participates in the financing of a 22-floor property with a total office area of 129,385 sqm and retail units totaling 3,646 sqm.

West Jackson, Chicago, États-Unis
Cet immeuble de 22 étages offre 129.385 m² de bureaux et 3.646 m² de surface commerciale. Il est situé dans le « City Loop » qui fait partie du quartier central d'affaires de Downtown Chicago et profite de la proximité du quartier financier. Essen Hyp a participé à son financement.





Thomas More Square, London, England
This building complex, which was financed by Essen Hyp, is situated at St. Katherine Docks on the River Thames, between the City and the Docklands. The property offers a total office area of 44,500 sqm, retail units totaling 2,500 sqm and storage space totaling 2,500 sqm.

Thomas More Square, Londres, Angleterre
Situé entre la City et les Docklands, sur le dock St. Catherine, cet ensemble d'immeubles offre 44.500 m² de bureaux, 2.500 m² de surface commerciale et 2.500 m² d'archives. Essen Hyp a mis en place son financement.



Far-sighted financing transactions
Un financement prévoyant

We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Safety, and the question as to whether the risks are calculable over the long-term, are key determinants for our credit decision. This is why we thoroughly analyze the quality of each property, including its location and investment profitability. The question as to whether a property can be used for multiple purposes, together with the cash flows from rental income, are the most important parameters in our project analysis.

Each property to be financed is appraised by our internal experts. We additionally seek the advice of external specialists who have to give evidence of their qualification and experience with the respective type of property.

With a few exceptions, the standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Nous nous considérons comme des spécialistes, garantissant le succès durable de vos projets. Notre engagement assure la rentabilité et la pérennité de votre projet. C'est pourquoi notre décision de crédit est basée sur une évaluation approfondie des risques, de l'état de l'immeuble, son emplacement géographique, la rentabilité du projet et en particulier les possibilités de la recommercialisation en cas de libération de surfaces et la stabilité du cash-flow issu des revenus locatifs.

Chaque actif est évalué par nos experts ou par des spécialistes externes. Selon le type d'actif, nous coopérons avec des spécialistes sur place choisis selon leurs qualifications et leur expérience.

Sauf certaines exceptions, tout prêt sera sécurisé par une hypothèque ou un privilège, par une cession des revenus locatifs, de primes d'assurance et, si nécessaire, d'autres sûretés tel que le nantissement des parts de la société emprunteuse.

Sun Trust International Center, Miami, United States
This 31-floor property, in whose financing Essen Hyp participates as a syndicate partner, is located in the heart of downtown Manhattan and offers a total office area of 38,900 sqm.

Sun Trust International Center, Miami, États-Unis
Cet immeuble de bureaux de 31 étages et de 38.900 m² de surface utile, situé au cœur de Miami, fut cofinancé par Essen Hyp.


SUNTRUST



Long Acre, London, England
In Central London, only a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully modernized by 2003.

Long Acre, Londres, Angleterre
Situé dans le centre de Londres, à quelque pas du célèbre Covent Garden, cet immeuble dispose d'une surface de bureaux de 18.000 m². Sa rénovation sera achevée en 2003. Essen Hyp a participé à son financement.

Milton & Shire, London, England
Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

Milton & Shire, Londres, Angleterre
Cet immeuble d'une surface utile de 42.500 m² dont 39.800 m² de bureaux, et construit en 1996 est situé au nord de la City de Londres. Essen Hyp a mis en place son financement.



Your contact partners
Vos interlocuteurs

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent monitoring of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Hergen Dieckmann travaille dans le domaine des financements nationaux et internationaux depuis de nombreuses années. Il a accompagné un grand nombre de projets immobiliers. En tant que Relationship Manager de Essen Hyp, il entretient d'étroits contacts avec nos clients investisseurs et nos partenaires bancaires. Il est en outre *chargé de l'observation permanente des marchés immobiliers internationaux* sur laquelle se basent nos analyses.





Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's *international financing business*. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate *financing* in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.

Assem El Alami a travaillé en tant qu'avocat à Berlin avant d'être employé dans le service juridique d'une banque hypothécaire allemande. Il a grandement contribué au lancement des financements internationaux de cette même banque. Nommé directeur du bureau de représentation à Paris il a pris la responsabilité *des financements en* France et en Espagne. Aujourd'hui, directeur du bureau de représentation de Essen Hyp, il est notre expert du *marché français*.



Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with *external law firms* and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in *the loan process*.

Thomas Link a travaillé longtemps en tant qu'avocat dans le domaine des financements immobiliers internationaux. Se fondant sur cette expérience il est chargé de l'analyse *des projets ainsi que de la supervision de leur réalisation*. En tant que Relationship Manager il maintient d'étroits contacts avec nos clients et nos partenaires bancaires ainsi qu'avec nos avocats, notaires et experts externes. Afin d'assurer un déroulement efficace des projets, il joue un rôle d'intermédiaire entre les parties intéressées.

Rainer Polenz has been living and working in *London* for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep *understanding of the UK real estate market*. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.

Rainer Polenz vit et travaille à Londres depuis plus de vingt ans. En tant qu e directeur de département d'une banque allemande, il a acquis des connaissances approfondies du marché immobilier anglais. En qualité de directeur de notre bureau de représentation à Londres, il est responsable du suivi de notre clientèle et du marketing de nos produits. Il entretient des liens privilégiés avec les banques anglaises et internationales actives sur le marché anglais de l'immobilier professionnel et surveille le déroulement des projets en cours.



Hypothekenbank in Essen AG
Hypothekenbank in Essen AG

Far-sightedness is the basis for the success of Hypothekenbank in Essen AG, whose core activities are public-sector and mortgage lending. Established as a specialist bank in 1987, Essen Hyp soon became one of the leading German mortgage banks. Thanks also to our benchmark Jumbo and Global *Pfandbrief* issues, the German *Pfandbrief*, our key funding instrument, has become an investment vehicle that is highly appreciated on the international capital markets. The key advantages of the *Pfandbrief* are its high level of safety, liquidity, transparency, standardized structures and efficient pricing. Today, the *Pfandbrief* market is one of the world's most important non-government bond markets.

The leading international rating agencies, too, acknowledge the excellent quality of the *Pfandbriefe* issued by Hypothekenbank in Essen AG. Our public-sector *Pfandbriefe* were given the best possible rating, i.e. AAA, by Standard & Poor's and FitchRatings. Moody's also confirms the high level of safety of Essen Hyp's public-sector *Pfandbriefe* by awarding an Aa1 rating.

With a balance sheet total of €71bn as of December 31, 2002, Essen Hyp today ranks amongst the top five German mortgage banks. Our website www.essenhyp.com enables our investors to carry out their individual credit research of our bank. Essen Hyp currently runs representative offices in London, Paris and Brussels. The opening of additional representative offices in New York and other European capitals is planned for the near future.

La prévoyance a toujours été la base du succès de la Hypo*thekenbank in Essen AG*. Fondée en 1987, l'établissement est devenu rapidement une des banque hypothécaires les plus *importantes* d'Allemagne. L'activité de Essen Hyp repose sur deux piliers: le financement de collectivités locales et les prêts immobiliers hypothécaires. Les Jumbos et les Global *Pfandbriefe* de Essen Hyp ont contribué à développer l'obligation foncière allemande, le *Pfandbrief*, en un investissement fortement apprécié par les marchés financiers internationaux. Grâce à son niveau élevé de fluidité, sa transparence, ses structures standardisées et la fixation efficace des prix, le *marché des Pfandbriefe* est devenu l'un des plus grands marchés des obligations non-étatiques du monde.

Les agences de rating les plus importantes reconnaissent, elles aussi, la qualité de nos *Pfandbriefe*: Standard & Poor's et FitchRatings ont accordé leur meilleur rating, le triple A, à nos *Pfandbriefe* publics. Leur niveau extrêmement élevé de sécurité est également confirmé par le Aa1 rating de Moody's.

Avec un total de bilan de 71 milliards d'euros au 31 décembre 2002, Essen Hyp compte parmi les cinq premières banques hypothécaires d'Allemagne. Notre site internet www.essenhyp.com vous offre de plus amples informations et vous permet d'effectuer vos recherches sur notre qualité. Essen Hyp entretient des bureaux de représentation à Londres, Paris et Bruxelles et nous envisageons d'élargir ce réseau avec des bureaux à New York et dans d'autres métropoles européennes dans un avenir proche.

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for: ______

Departments/Activities

- ☐ Treasury
- ☐ Property Financing
- ☐ Property Management
- ☐ Public Relations/Marketing
- ☐ Corporate Management
- ☐ Settlements
- ☐ Accounting and Taxes
- ☐ Controlling
- ☐ EDP, IT
- ☐ Personnel Department
- ☐ Legal Department
- ☐ Support Office of the Board of Managing Directors
- ☐ Secretariat of the Board of Managing Directors

Availability: ______

Surname: ______

First name: ______

Street: ______

Postal code / ZIP code ______

Town: ______

Country: ______

Telephone: ______

Fax: ______

E-mail: @ ______

Skills/Professional experience ______

Resume: ______

Submit Reset

Qualification and Training

Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your

employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers – the high number of participants is a clear sign of this – and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own – and therefore our bank's – future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

About Us

Success needs far-sightedness



Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

▷ 10 successful years in retrospect
▷ Board of Managing Directors
▷ Executive Vice Presidents
▷ Trustees
▷ Supervisory Board
▷ Advisory Council
▷ Our Branches and Offices
▷ Imprint
▷ Hypothekenbank in Essen AG - Fifteen years

▷ Commerzbank - Our Major Shareholder (external Link)
▷ Verband deutscher Hypothekenbanken (external Link)
(Association of German Mortgage Banks)

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Claims outstanding:											
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855
New lending commitments:											
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420
Capital and reserves:											
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5
General operating expenses:											
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0
Operating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3
Net income for the year:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2
Allocation to revenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0
Total distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. *Figures* without bonds issued by Hypothekenbank in Essen.

***) after deduction of *unpaid capital subscriptions* in 1993

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

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About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

About Us

Trustees

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Central Advisory Board, Commerzbank AG (since June 1, 2003),
Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing Directors, Commerzbank AG,
Frankfurt/Main

Dr. Eric Strutz
Chief Financial Officer
Commerzbank AG, Frankfurt/Main

About Us

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

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About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53
london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

About Us

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the

correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

Hypothekenbank in Essen AG - Fifteen years

Introduction



Hubert Schulte-Kemper
Chairman of the Board
of Managing Directors

Those who trust in themselves have no fear of the future! This was our conviction when founding Hypothekenbank in Essen AG in 1987 - contrary to the and all skeptics, and despite the fact that the last Gerr mortgage bank to be founded dated back as many as 26 years. We took the projected difficulti challenges which needed to be overcome. The belief in a good idea has always been our greate driving force.

Hard work is the key to success. However, it goes without saying that a bank is not able to a top results when standing alone. What has been - and will be - decisive is to find capital market partners who have the courage to explore new shores and who trust in our work. We would the like to thank you very much for your commitment, which has been a key factor in our extraordi success. It was not least due to your support that we have become the second largest issuer of Jumbos and Globals in Germany and succeeded in capturing a market share of around 10% dur the past 15 years.

Striving for success is important, but it is even more important never to forget where or come from. To be aware of one's origins helps to release the necessary energy for going aheac setting positive examples. This is why our identification with, and close connection to the Ruhr a have always been an integral part of our self-conception. We are a long-standing member of th "Initiativkreis Ruhrgebiet", a working group aiming at promoting the Ruhr area, and have suppo and participated in a number of major events. In addition to this, Essen Hyp regularly hosts expositions and round table discussions on science and culture.

As a part of these activities we had the pleasure of welcoming a number of illustrious contempo and partners to the premises of our bank. For more than one and a half decades, Essen Hyp ha established and cultivated contacts all over the world.

Even though we were right from the beginning confident that we would put our concept bank into practice, the success of the project by far exceeded our expectations. Today, E Hyp enjoys an excellent standing on the global *Pfandbrief* markets. Trusting in our strengths an our courage to realize new ideas, we face the future with confidence. We look forward to shapir future together with you.

H. Schulte-Kemper

Hubert Schulte-Kemper

Contact

Chairman of the Board of
Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of
Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Member of the Board of
Managing Directors
Harald Pohl

Secretariat:
Tel.: +49 201 8135-321

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Property Finance-
Marketing

Secretariat:
Tel.: +49 201 8135-451

Settlements

Secretariat:
Tel.: +49 201 8135-601

Corporate Management

Secretariat:
Tel.: +49 201 8135-361

Legal Department

Secretariat:
Tel.: +49 201 8135-484

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

Property Finance-
Transaction Management

Secretariat:
Tel.: +49 201 8135-636

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

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